EVALUATION OF
PROSPECTIVE RESOURCES

MANNING AREA
ALBERTA

Owned By

TAMM OIL AND GAS CORP.

January 1, 2011
(December 31, 2010)

Chapman Petroleum Engineering Ltd.

445, 708 - 11th Avenue S.W., Calgary, Alberta T2R 0E4 • Phone: (403) 266-4141 • Fax: (403) 266-4259

April 29, 2011

TAMM OIL AND GAS CORP.
1120, 833 - 4th Avenue SW
Calgary, AB
T2P 3T5

Attention: Mr. Bill Tighe

Dear Sir:

Re: Evaluation of Prospective Resources – January 1, 2011
Manning Area, Alberta

In accordance with your authorization, we have performed an evaluation of the prospective resources on the Manning Area Prospect, in Alberta, for Tamm Oil and Gas Corp. (the "Company"), in order to determine the feasibility of the Company participating in the exploration and development of this prospect under the terms proposed and the value of the prospect after consideration of risk. This evaluation has been conducted in accordance with NI 51-101, Sec 5.9, pertaining to disclosure of resources, utilizing forecast prices and costs.

Our analysis has included a review of the available technical data including the geological interpretation and mapping, the ownership terms, information from worldwide literature relating to similar projects and the proposed program for the project. We have reviewed this material with respect to the estimated resources and productivity that would be expected of a successful program, the anticipated capital costs (including drilling, completion and equipment), the average operating costs in the area and expected product prices. We have also considered the availability of product markets, and transmission facilities within economic reach of the area.

In forming our opinion of this prospect we have relied to some extent on the information presented by the Company, which, together with our independent analysis and judgment, was sufficient for us to confidently establish the nature of the prospect and risks involved.

An economic analysis has been performed for the Company's interest position. Our analysis and the values presented in this report reflect the typical exploitation of resources on only an arbitrary four section block, which is a small portion, (only about 12 percent) of the Company's total land holding's covering this heavy oil accumulation.

This analysis has been utilized predominantly for formulating and supporting our recommendation on the project and the values established do not necessarily infer the "fair market value" of these prospective resources. All monetary values presented in this report are expressed in terms of Canadian dollars.

Based on our analysis, after consideration of risk, we have concluded that the potential of this project is of sufficient merit to justify the work program being proposed, and we therefore recommend and support the Company's participation.

All data gathered and calculations created in support of this report are stored permanently in our files and can be made available or presented on request. We reserve the right to make revisions to this report in light of additional information made available or which becomes known subsequent to the preparation of this report. Due to the risks involved in exploring for oil and gas reserves, our assessment of the project cannot be considered a guarantee that any wells drilled will be successful.

Prior to public disclosure of any information contained in this report, or our name as author, our written consent must be obtained, as to the information being disclosed and the manner in which it is presented. This report may not be reproduced, distributed or made available for use by any other party without our written consent and may not be reproduced for distribution at any time without the complete context of the report, unless otherwise reviewed and approved by us.

We consent to the submission of this report, in its entirety, to securities regulatory agencies and stock exchanges, by the Company

It has been a pleasure to perform this evaluation and the opportunity to have been of service is appreciated.

Yours very truly,

Chapman Petroleum Engineering Ltd.

[Original Signed By:]

C.W. Chapman
C. W. Chapman, P. Eng.,
President

[Original Signed By:]

M. Stromar
M. Stromar, M.Sc., P. Eng.,
Associate

ms/lml/5334
attachments

Chapman Petroleum Engineering Ltd.

CERTIFICATE OF QUALIFICATION

I, C. W. CHAPMAN, P. Eng., Professional Engineer of the City of Calgary, Alberta, Canada, officing at Suite 445, 708 – 11th Avenue S.W., hereby certify:

1. THAT I am a registered Professional Engineer in the Province of Alberta and a member of the Australasian Institute of Mining and Metallurgy.

2. THAT I graduated from the University of Alberta with a Bachelor of Science degree in Mechanical Engineering in 1971.

3. THAT I have been employed in the petroleum industry since graduation by various companies and have been directly involved in reservoir engineering, petrophysics, operations, and evaluations during that time.

4. THAT I have in excess of 25 years in the conduct of evaluation and engineering studies relating to oil & gas fields in Canada and around the world.

5. THAT I participated directly in the evaluation of these assets and properties and preparation of this report for TAMM Oil and Gas Corp., dated April 29, 2011 and the parameters and conditions employed in this evaluation were examined by me and adopted as representative and appropriate in establishing the value of these oil and gas properties according to the information available to date.

6. THAT I have not, nor do I expect to receive, any direct or indirect interest in the properties or securities of TAMM Oil and Gas Corp. its participants or any affiliate thereof.

7. THAT I have not examined all of the documents pertaining to the ownership and agreements referred to in this report, or the chain of Title for the oil and gas properties discussed.

8. A personal field examination of these properties was considered to be unnecessary because the data available from the Company's records and public sources was satisfactory for our purposes.

[Original Signed By:]

C.W. Chapman

C. W. Chapman, P.Eng.
President

Chapman Petroleum Engineering Ltd.

CERTIFICATE OF QUALIFICATION

I, HAROLD J. RYAN, P. Geol., Professional Geologist of the City of Calgary, Alberta, Canada, officing at Suite 445, 708 – 11th Avenue S.W., hereby certify:

1. THAT I am a registered Professional Geologist in the Province of Alberta, a Fellow of the Geological Association of Canada and a Fellow of the Geological Society of London.

2. THAT I graduated from the University of Calgary with a Bachelor of Science degree in Geology in 1983.

3. THAT I have been employed in the petroleum industry since graduation by various companies and have been directly involved in petroleum geology, petrophysics, operations, and evaluations during that time.

4. THAT I have in excess of 15 years of experience in the conduct of evaluation and geological studies relating to oil and gas fields in Canada and internationally.

5. THAT I participated directly in the evaluation of these assets and properties and preparation of this report for TAMM Oil and Gas Corp., dated April 29, 2011 and the parameters and conditions employed in this evaluation were examined by me and adopted as representative and appropriate in establishing the value of these oil and gas properties according to the information available to date.

6. THAT I have not, nor do I expect to receive, any direct or indirect interest in the properties or securities of TAMM Oil and Gas Corp., its participants or any affiliate thereof.

7. THAT I have not examined all of the documents pertaining to the ownership and agreements referred to in this report, or the chain of Title for the oil and gas properties discussed.

8. A personal field examination of these properties was considered to be unnecessary because the data available from the Company's records and public sources was satisfactory for our purposes.

Original Signed By:]

Harold J. Ryan

Harold J. Ryan, P. Geol.
Geological Coordinator

Chapman Petroleum Engineering Ltd.

CERTIFICATE OF QUALIFICATION

I, MIRO STROMAR, M. Sc., P. Eng., Professional Engineer of the City of Calgary, Alberta, Canada, officing at Suite 445, 708 – 11th Avenue S.W., hereby certify:

1. THAT I am a registered Professional Engineer in the Province of Alberta.

2. THAT I graduated from the University of Zagreb with a Masters of Science degree in Chemical Engineering in 1974.

3. THAT I have been employed in the petroleum industry since graduation by various companies and have been directly involved in reservoir engineering, petrophysics, operations, and evaluations during that time.

4. THAT I have in excess of 20 years in the conduct of evaluation and engineering studies relating to oil & gas fields in Canada and around the world.

5. THAT I participated directly in the evaluation of these assets and properties and preparation of this report for TAMM Oil and Gas Corp., dated April 29, 2011 and the parameters and conditions employed in this evaluation were examined by me and adopted as representative and appropriate in establishing the value of these oil and gas properties according to the information available to date.

6. THAT I have not, nor do I expect to receive, any direct or indirect interest in the properties or securities of TAMM Oil and Gas Corp., its participants or any affiliate thereof.

7. THAT I have not examined all of the documents pertaining to the ownership and agreements referred to in this report, or the chain of Title for the oil and gas properties discussed.

8. A personal field examination of these properties was considered to be unnecessary because the data available from the Company's records and public sources was satisfactory for our purposes.

[Original Signed By:]

M. Stromar

M. Stromar, M.Sc., P. Eng.,
Associate

Chapman Petroleum Engineering Ltd.

EVALUATION OF
PROSPECTIVE RESOURCES

MANNING AREA
ALBERTA

Owned By

TAMM OIL AND GAS CORP.

January 1, 2011
(December 31, 2010)

Chapman Petroleum Engineering Ltd.

TABLE OF CONTENTS

Scope of Report

Authorization
Purpose
Definitions
Barrels of Oil Equivalent
Abandonment and Restoration

Attachment 1 – Product Price Forecast

Jurisdictional Map

Prospect Synopsis

Discussion

ALBERTA
Manning Area

Appendix

Farmee's Position in the Manning Project

Glossary

Chapman Petroleum Engineering Ltd.

SCOPE OF REPORT

Authorization

This report has been authorized by Mr. Bill Tighe on behalf of TAMM Oil and Gas Corp. The technical analysis of this property has been performed during the month of February 2010 and updated in April 2011.

Purpose

The purpose of this report was to independently determine the feasibility of the Company undertaking the exploration and development of the prospective resources in the Manning area of Alberta, and determine the magnitude of the prospective resources and the economic value before and after the consideration of risk.

Definitions

The following definitions, extracted from Section 5.2 of the Canadian Oil and Gas Evaluation Handbook, Volume 1 – Second Edition (COGEH-1) published by the Petroleum Society of CIM, and the Calgary chapter of the Society of Petroleum Evaluation Engineers (SPEE), as specified by Canadian Securities Regulations NI 51-101. These definitions relate to the subdivisions in the resources classification framework of Figure 1 which follows and use the primary nomenclature and concepts contained in the 2007 SPE-PRMS.

<u>Total Petroleum Initially-In-Place (PIIP)</u> is that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered (equivalent to "total resources").

<u>Discovered Petroleum Initially-In-Place</u> (equivalent to "discovered resources") is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of discovered petroleum initially in place includes production, reserves, and prospective resources; the remainder is unrecoverable.

a) Production

Production is the cumulative quantity of petroleum that has been recovered at a given date.

b) Reserves

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are further classified according to the level of certainty associated with the estimates and may be subclassified based on development and production status.

c) Contingent Resources

Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates and may be subclassified based on project maturity and/or characterized by their economic status.

d) Unrecoverable

Unrecoverable is that portion of Discovered or Undiscovered PIIP quantities which is estimated, as of a given date, not to be recoverable by future development projects. A portion of these quantities may become recoverable in the future as commercial circumstances change or technological developments occur; the remaining portion may never be recovered due to the physical/chemical constraints represented by subsurface interaction of fluids and reservoir rocks.

Undiscovered Petroleum Initially In Place (equivalent to "undiscovered resources") is that quantity of petroleum that is estimated, on a given date, to be contained in accumulations yet to be

Chapman Petroleum Engineering Ltd.

discovered. The recoverable portion of undiscovered petroleum initially in place is referred to as "prospective resources", the remainder as "unrecoverable".

a) *Prospective Resources*

Prospective resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. Prospective resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery and development and may be subclassified based on project maturity.

There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

Figure 1 – Resources classification framework (SPE-PRMS, Figure 1.1).



TOTAL PETROLEUM INTIALLY-IN-PLACE (PIIP)
DISCOVERED PIIP
COMMERCIAL
SUB-COMMERCIAL
UNDISCOVERED PIIP
PRODUCTION
RESERVES
1P
2P
3P
Proved
Probable
Possible
CONTINGENT RESOURCES
1C
2C
3C
UNRECOVERABLE
PROSPECTIVE RESOURCES
Low Estimate
Best Estimate
High Estimate
UNRECOVERABLE
Range of Uncertainty
Increasing Chance of Comerciality

Not to scale

Chapman Petroleum Engineering Ltd.

Barrels of Oil Equivalent

If at any time in this report reference is made to "Barrels of Oil Equivalent" (BOE), the conversion used is 6 Mscf : 1 STB (6 Mcf : 1 bbl).

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.

Abandonment and Restoration

Abandonment and restoration costs, net of salvage, have been included in the cash flows for the final event of any particular well. The abandonment cost does not impact the economic limit and is included in the final year of production automatically by the economic software.

Chapman Petroleum Engineering Ltd.

International Price
CHAPMAN PETROLEUM ENGINEERING LTD.
Crude Oil & Natural Gas
HISTORICAL, CONSTANT, CURRENT AND FUTURE PRICES

January 1, 2011

Date	WTI [1] $US/STB	Brent Spot (ICE) $US/STB[2]	Egypt Suez Blend $US/STB[3]	Nigeria Bonny $US/STB[4]	AECO Spot Gas [5] C$/MMBTU	Henry Hub Gas[6] $US/MMBTU	Nymex C1 $US/MMBTU	Bank of Canada Average Noon Exchange rate $US/$CDN
HISTORICAL PRICES								
2004	41.48	38.03	32.05	37.96	6.60	5.91	6.18	0.77
2005	56.62	55.28	47.70	55.67	8.82	8.92	9.01	0.83
2006	65.91	66.09	58.72	67.04	6.55	6.75	6.98	0.88
2007	72.35	72.74	66.70	74.68	6.47	6.97	7.11	0.94
2008	99.70	98.33	93.40	101.78	8.17	8.98	8.90	0.94
2009	61.64	62.52	57.64	63.02	3.99	3.94	3.91	0.88
2010	79.42	80.22	75.11	80.98	4.02	4.39	4.42	0.97
CONSTANT PRICES								
December 31, 2010 [7]	91.38	94.75	87.28	93.85	3.94	4.23	4.41	1.01
CURRENT YEAR FORECAST								
2011	**88.00**	89.56	81.78	84.59	4.28	4.77	5.14	0.97
FUTURE FORECAST								
2012	**90.00**	91.74	83.90	86.97	4.71	5.14	5.48	0.95
2013	**92.00**	93.92	86.02	89.34	5.24	5.73	6.01	0.95
2014	**94.00**	96.10	88.14	91.72	5.99	6.55	6.76	0.95
2015	**97.00**	99.38	91.32	95.28	6.42	7.01	7.19	0.95
2016	**100.00**	102.65	94.50	98.84	6.74	7.36	7.51	0.95
2017	**102.00**	104.83	96.62	101.21	7.06	7.72	7.83	0.95
2018	**104.00**	107.01	98.74	103.59	7.28	7.95	8.04	0.95
2019	**106.00**	109.20	100.86	105.96	7.49	8.18	8.26	0.95
2020	**108.12**	111.51	103.11	108.48	7.65	8.36	8.42	0.95
2021	**110.28**	113.87	105.40	111.05	7.81	8.53	8.58	0.95
2022	**112.49**	116.27	107.74	113.67	8.03	8.77	8.79	0.95
2023	**114.74**	118.73	110.12	116.34	8.13	8.88	8.90	0.95
2024	**117.03**	121.23	112.55	119.06	8.35	9.12	9.11	0.95
2025	**119.37**	123.79	115.04	121.84	8.56	9.35	9.33	0.95
2026	**121.76**	126.39	117.57	124.67	8.77	9.59	9.54	0.95

Constant thereafter

Notes:

[1] West Texas Intermediate quality (D2/S2) crude landed in Cushing, Oklahoma.

[2] The Brent Spot price is estimated based on historic data.

[3] The average of Suez Blend oil price has been estimated to be 6% more than WTI and adjusted by -US$11.50

[4] The average of Bonny Light oil price has been estimated to be 12% higher than WTI and adjusted by -US$7.00

[5] The AECO C Spot price, which is the Alberta gas trading price

[6] Henry Hub is the pricing point for natural gas futures contracts traded on the New York Mercantile Exchange (NYMEX).

[7] December 31, 2010 is the last trading day of 2010

Chapman Petroleum Engineering Ltd.



B.C. Alberta Sask.

Fort McMurray

● MANNING

Fort St. John

Grand Prairie

Edmonton

Lloydminster

Saskatoon

Calgary

Medicine Hat

Lethbridge

LEGEND

AREA OF INTEREST

● OIL
● GAS
● OIL & GAS

TAMM OIL & GAS CORP.

JURISDICTIONAL MAP

JAN. 2011   JOB No. 5334

Chapman Petroleum Engineering Ltd.

PROSPECT SYNOPSIS
MANNING AREA
ALBERTA

This Prospect Synopsis contains the information required to be disclosed under NI 51-101, Sec. 5.9. More details regarding the prospects are presented in the Report Discussion which follows.

(a) The Company owns a 100 percent working interest in the property,

(b) The subject exploration lands are located in the Manning area, Alberta,

(c) The expected product from a successful operation is heavy oil,

(d) The main risk associated with recovery of these resources are mobility of the heavy oil under the proposed scheme and the efficacy of the scheme. Secondarily a commercially viable fuel source is essential for the implementation of this scheme,

(e) The economic and risk analysis, justifying the participation in this project is presented in the Discussion of the report and a summary of the "before and after risk" values for the typical four section development block evaluated herein is presented below:

Company Net Value, Thousands of Dollars

	Before Risk	After Risk
Undiscounted	2,350,887	523,000
Discounted @ 5%/year	1,193,133	258,000
Discounted @ 10%/year	632,903	130,000
Discounted @ 15%/year	347,418	66,000
Discounted @ 20%/year	195,427	32,000

This report was prepared by a "Qualified Reserves Evaluator and Auditor" who is independent of the Company.

Chapman Petroleum Engineering Ltd.

MANNING AREA

ALBERTA

INDEX

Ownership
Geology
Petroleum Initially-In-Place (Heavy Oil)
Development Scheme
Prospective Resources
Productivity Estimate
Product Prices
Operating Environment
Capital Expenditures
Operating Costs
Economics and Risk

Attachments

Chapman Petroleum Engineering Ltd.

Summary of Prospective Resources and Economics

Forecast Case

Table 4:   Economic Summary

Economic Model
a)   Total Prospect Best Estimate
b)   Total Prospect Low Estimate
c)   Total Prospect High Estimate
d)   Pilot Project

Best Estimate
e)   Phase 1, Elkton/Debolt
f)   Phase 2, Elkton/Debolt
g)   Phase 3, Elkton/Debolt
h)   Phase 4, Elkton/Debolt

Low Estimate
i)   Phase 1, Elkton/Debolt
j)   Phase 2, Elkton/Debolt
k)   Phase 3, Elkton/Debolt
l)   Phase 4, Elkton/Debolt

High Estimate
m)   Phase 1, Elkton/Debolt
n)   Phase 2, Elkton/Debolt
o)   Phase 3, Elkton/Debolt
p)   Phase 4, Elkton/Debolt

Figure 8:   Risk Analysis

Chapman Petroleum Engineering Ltd.

MANNING AREA

ALBERTA

DISCUSSION

Ownership

The Company owns a 100 percent working interest in 33,920 acres (53 sections) in this area as shown on the maps in Figure 2 and Figure 3. Production would be subject to applicable Crown royalties and a Gross overriding royalty.

A detailed description of the lands, interests and royalties for the area is presented in Table 1.

Geology

The Manning area contains the updip edge of a number of shallowing upward carbonate cycles in the Debolt and Elkton formations of Mississippian Age as can be seen of the cross-section (Figure 1). These formations were deposited on a carbonate rich shallow passive continental margin. The clean upper portions of each cycle have been preserved as porous limestone with abundant crinoids for the most part though dolomitization has often occurred at the erosional unconformity. The Elkton and Lower Debolt cycles have appreciably thicker and better quality heavy oil reservoirs than the thinner cycles of the Upper Debolt. The entire Mississippian section dips gently to the southwest. These porous heavy oil reservoirs have been sealed by the Lower Cretaceous shales of the Bullhead Group, whose southward transgression commenced by the deposition of the marine clastics of the Bluesky Formation.

The heavy oil reservoir of the two thickest zones in the heavy oil saturated Mississippian were mapped; the Elkton Formation is illustrated in Figure 2 and the Lower Debolt in Figure 3. Both maps show the TAMM property located in proximity of the erosional updip edge of both formations. There is a regional downdip water line for both zones but it is not present on this map area as both the Elkton and Lower Debolt formations are saturated with heavy oil in this area. The isopach mapping of these heavy oil reservoirs excluded transitional zones of appreciably less porosity in the lower parts of each unit so that only the highest quality heavy oil reservoir has been mapped. The excellent reservoir parameters including good porosity and high resistivity of both zones is illustrated on both the cross-section and the pay zones as shown on the log analysis of well 6-34-90-24W5M (Figure 4).

Chapman Petroleum Engineering Ltd.

Petroleum Initially-In-Place (Heavy Oil)

Total heavy oil in place was determined on the Company lands for the two most significant potential carbonate reservoir zones in the area, the Elkton and Lower Debolt formations and amounted to over 2,700 million barrels of oil. This was based on volumetric calculations using the detailed net oil reservoir mapping of both zones (Figures 2 and 3). Planimetering these maps results in an average heavy oil reservoir thickness of 51 feet in the Elkton and 32 feet in the Lower Debolt.

Other reservoir parameters were determined from petrophysical analysis of a typical well, 6-34-90-24W5M (Figure 4). This well is located on the TAMM property and was drilled in 1988 to below the base of the Elkton Formation and logged with a complete modern logging suite before being abandoned. A log analysis of the heavy oil saturated Debolt to Elkton interval clearly identified two major heavy oil reservoirs, the Elkton and Lower Debolt formations. Heavy oil is also present in the upper Debolt M2, M3 and M4 units but these units have appreciably less heavy oil reservoir thickness. Porosity for both formations was very close with an average porosity of 18% for the Elkton Formation and 20% for the Lower Debolt Formation. There was a greater difference in average water saturation calculations with the Elkton Formation have a value of 38% and the Lower Debolt a value of 22%. Using these parameters results in a Petroleum Initially-In-Place (heavy oil) determination of 1,264 MMSTB for the Elkton and 1,449 MMSTB for the Lower Debolt as shown in the volumetric calculation on Tables 2i and 2j.

Development Scheme

To examine the economic feasibility of these resources, we have developed a conceptual scheme with which to develop a four section portion of the property that should reasonably portray the critical factors in the analysis.

The exploitation of heavy oil deposits in carbonate reservoirs is in its early stage in the Western Canadian Sedimentary Basin. Currently there are several schemes under investigation and preliminary development but there are currently no schemes on commercial production, although there are numerous successful schemes around the world. Carbonate reservoirs offer some unsolved challenges for efficient recovery of the oil, which are not present in the more conventional unconsolidated sands. Mainly, the reservoirs are not as homogeneous as conventional sands and therefore are less predictable for temperature distribution and productivity.

Chapman Petroleum Engineering Ltd.

Our conceptual scheme design involves horizontal producers extending between vertical steam injectors distributed on a pattern. The horizontal producers help ensure maximum wellbore exposure to the reservoir, which may have irregular permeability distribution due to secondary porosity and fractures. The vertical steam injectors configured in a pattern are meant to provide uniform distribution of heat to the reservoir. It is believed that with today's drilling technology that both the Elkton and Debolt zones could be exploited at the same time.

Our overall scheme evaluated herein involves a five phase steam injection project. Firstly, a pilot project would be implemented consisting of two dual leg horizontal producers and eight vertical steam injectors, as shown on Figure 5. The horizontal producing wells would have two legs, one in each petroleum bearing zone, i.e. Elkton and Lower Debolt. Likewise, the steam injectors would be dually completed to allow controlled injection in the respective zones. The injectors are spaced at 200 m and lie between two parallel horizontals which are 200 m apart. The steam generator is centrally located to minimize heat loss.

The scheme development reflects certain timing issues related to design, regulatory approvals, implementation of each stage, and production response. We have assumed that more exploration would be done (core holes and lab work) during 2011. The design and approvals would be completed during 2012 and the pilot implemented in 2013. The pilot would be operated and evaluated during 2014. The projected time schedule is presented on Figure 5.

For the pilot project stage, we anticipate to purchase locally available natural gas as a fuel for steam generation. Once the pilot has proven successful, we anticipate tying into an adjacent NOVA line. As a backup measure, we would have dual fuel steamers which would run on diesel fuel in case of gas shortage.

Pending results of the pilot and further regulatory applications, we have scheduled the expansion and development of the full project in four stages over time commencing in 2016. The time table of development schedule is shown on Figure 5, while the full development scheme is presented on Figures 6 and 7.

Prospective Resources

The oil gravity in these carbonate deposits is anticipated to be about 15° API, based on oil analyses from the Elkton zones in well 6-34-90-24W5, which is located in the southern portion of

Chapman Petroleum Engineering Ltd.

this accumulation. It is anticipated that this heavy oil will only be recoverable through continuous steam injection.

We have prepared an assessment of the prospective resources covering a typical four section block for the Elkton and Debolt intervals in the Company's Manning area property. Our analysis results in estimated prospective resources of 30,897 MSTB for the Best Estimate, 21,247 MSTB for the Low Estimate and 50,212 MSTB for the High Estimate assuming recovery factors of 15, 10 and 25 percent of petroleum in place, respectively.

A summary of resources is presented in Table 2, and the resources and reservoir parameters are presented in tables 2a through 2h.

Productivity Estimate

For the Best Estimate case, it is expected that each well will commence producing at an initial rate of 100 STB/d from the two zones, increase to 200 STB/d the following year and 300 STB/d for the consecutive four years, then commence a gradual decline to economic limits.

For the Low Estimate case, the initial production rate is expected to be 75 STB/d, increase to 150 STB/d and max at 225 STB/d before starting a gradual decline.

For the High Estimate, the expected rates are 150, 300 and 450 STB/d per well following the same profiles.

Product Prices

An equivalent of 2011 price of $69.47 per STB of heavy oil was utilized for this resource evaluation, reflecting a -$5.00 per STB quality adjustment to posted Alberta heavy oil.

Operating Environment

The prospect is located in northwest Alberta and there are several oil and gas exploitation projects in the area, which should facilitate the building of infrastructure and provide natural gas supply for heat generation during the pilot.

Chapman Petroleum Engineering Ltd.

Capital Expenditures

Total capital expenditures for fully developed project have been estimated to be $238,222,000 as detailed in Table 3a.

It is expected that $9,000,000 would be spent on preliminary exploration over the Company's lands (core holes and seismic) in 2011 and 2012, each dual leg horizontal producing well would cost $2,500,000 to drill and complete while each vertical steam injector would cost $450,000.

The rest of the capital is for steam generation plants and steam distribution system and tie-in for anticipated natural gas supply. The Company plans to tie-in into a Nova line conveniently present in the vicinity of the planned project.

Total abandonment and restoration liabilities of $13,997,000 have been estimated for this project.

Operating Costs

Operating costs have been estimated as $240,000 per year for each pair of producers, to operate steam generators, plus $20,000 per producing well per month plus a cost per STB produced that was escalated from $2.25 to $3.00 per STB to reflect the anticipated increase in Natural gas price over the project years. The cost of steam generation was based on a 3:1 ratio, of barrels of steam to barrels of oil produced.

Economics and Risk

The results of the economic analysis, before income tax are summarized in Table 4, and the before risk consolidated cash flows are presented in Tables 4a, 4b and 4c, for the best, low and high estimates, respectively, while the individual cash flows are presented in tables 4d through 4p. The before risk analysis represents the results of an assumed successful thermal scheme development model having parameters which are considered to be reasonable based on the information available. This is the 100% probability of success (POS) case.

A risk analysis has been performed to determine the feasibility of the Company participating in this project and to determine the after risk value before income tax, utilizing the "Expected Value" technique applied to the arithmetic average of the best, low and high estimate results, a presentation of which is shown in Figure 8.

Chapman Petroleum Engineering Ltd.

The net capital exposure (POS-0%) of this project net to the Company is $22,393,000 and includes $9,000,000 for preliminary exploration in 2011 and 2012, $12,092,000 to implement a pilot in 2013 project plus $1,301,000 for one year of operating expense. For the purposes of risk analysis the capital exposures were escalated at 2 percent per year and discounted at 15 percent per year, thus being $18,202,871.

The pilot project envisioned involves eight vertical steam injectors, two dual leg horizontal producers, a steam generation facility, and steam and production pipelines plus a tie-in for fuel gas.

The results of the risk analysis before income tax indicate that in order to achieve a 15 percent rate of return a minimum POS of 5.0 percent would be required for the average estimate. Since we have estimated a POS of 23 percent, the Company's development of this prospect is considered feasible.

In establishing our probability of success, consideration has been given to both geological and commerciality factors. The geological factors include the four main geological components of a petroleum system needed for commercial production, source rocks available to generate hydrocarbons, reservoir rocks to accumulate hydrocarbons, a stratigraphic or structural trapping mechanism with a seal to hold hydrocarbons and a mechanism and proper geological timing allowing for hydrocarbons to migrate into the trap. A further risk factor has been added in this special circumstance to account for scheme efficacy, in other words whether or not the reservoir rock and fluids would be responsive to the proposed steam stimulation scheme.

The ranges of probability of success assigned to each of these geological factors can be qualitatively described so that POS 5% to 30% is unfavourable, POS 30% to 50% is questionable, POS 50% is neutral, POS 50% to 70% is encouraging and POS 70% to 95% is considered favourable. A neutral assessment would apply in cases of lack of data or information. The product of all five of these factors results in the overall geological POS.

For further clarification, because of the extensive geological mapping and presence of consistently high quality reservoirs based on log analysis of numerous wells on this accumulation, we consider the factors for source and timing of migration to be 100% and the trap and seal to be 90%, reflecting the observed presence of this heavy oil accumulation. Additionally, the reservoir quality is high, thus a 60% factor. The greatest uncertainty lies with the scheme efficacy, however, and

Chapman Petroleum Engineering Ltd.

exhaustive review of technical literature revealed numerous successfully producing heavy or extra heavy oil carbonate reservoirs under thermal enhancement schemes around the world providing support for the success of the scheme. (1)

The commerciality factor, which has been applied, accounts for the possibility that after a successful pilot, the scheme which is implemented would not perform as predicted on our model.

The main risks associated with recovery of these resources are mobility of the heavy oil under the proposed scheme and the efficacy of the scheme. Secondarily a commercially viable fuel source is essential for the implementation of this scheme.

Reference (1): Alberta carbonates – the third trillion, by Dr. Eddy Isaacs, Alberta Energy Research Institute (AERI), Canada, Mr. J.M. Alvarez, Alberta Research Council, Canada, presented at the 19th World Petroleum Congress, Spain 2008, Forum 06: Carbonate reservoirs.

Chapman Petroleum Engineering Ltd.

Table 1

Schedule of Lands, Interests and Royalty Burdens
January 1, 2011

TAMM OIL AND GAS CORP.

Manning Area, Alberta

Description	Rights Owned	Gross Acres	Appraised Interest		Royalty Burdens	
			Working %	Royalty %	Basic %	Overriding %
Twp 89 Rge 18 W5M (1) Sec 5-8	[A]	1,280	100.0000	-	Oil Sands	1.0000
Twp 89 Rge 19 W5M (1) Sec 1,2,11,12	[A]	2,560	100.0000	-	Oil Sands	1.0000
Twp 89 Rge 24 W5M Sec 35,36	[A]	1,280	100.0000	-	Oil Sands	1.0000
Twp 90 Rge 24 W5M Sec 31-36	[A]	3,840	100.0000	-	Oil Sands	1.0000
Twp 90 Rge 25 W5M Sec 13-15, 22-26	[B]	5,120	100.0000	-	NC	-
Twp 91 Rge 23 W5M Sec 18	[A]	640	100.0000	-	Oil Sands	1.0000
Twp 91 Rge 24 W5M Sec 3-10, 15-18, 21-22	[A]	8,960	100.0000	-	Oil Sands	1.0000
Twp 91 Rge 25 W5M Sec 1, 11-14, 20-21, 28,29,32	[B]	6,400	100.0000	-	NC	-
Twp 91 Rge 25 W5M Sec 22-27	[B]	3,840	100.0000	-	NC	-
	Total	33,920				

Rights Owned : [A] All Heavy Oil from Top of Peace River Fm to Base of Pekisko Fm
Rights Owned : [B] All P & NG

Note: (1) Not shown on map.

Chapman Petroleum Engineering Ltd.



WEST

100/06-34-090-24W5/00
HESS DEADWOOD 6-34-90-24

EAST

100/06-33-090-23W5/00
GULF NORTH STAR 6-33-90-23

100/01-19-090-22W5/00
CJX ET AL NORTH STAR 1-19-90-22

BLUESKY

BELLOY

DEBOLT

LOWER DEBOLT
HEAVY OIL RESERVOIR

BASAL DEBOLT

ELKTON
HEAVY OIL RESERVOIR

SHUNDA

TAMM OIL AND GAS CORP.

MANNING AREA
ALBERTA
STRATIGRAPHIC CROSS-SECTION
DATUM: SHUNDA FM

JAN. 2011   JOB No.5334   FIGURE No. 1

Chapman Petroleum Engineering Ltd.



TAMM OIL & GAS CORP.

MANNING AREA
ALBERTA
ISOPACH OF ELKTON
HEAVY OIL RESERVOIR
C.I. = 4m

JAN. 2011   JOB No.5334   FIGURE No. 2

LEGEND

WELL SYMBOLS

- LOCATION OR DRILLING
- SUSPENDED
- DRY & ABANDONED
- OIL
- GAS
- WATER SOURCE
- WATER DISP
- OBSERVATION
- INJECTION
- SUSPENDED OIL
- SUSPENDED GAS
- SUSP WATER DISP
- SUSP INJECTION
- SUSP WATER SOURCE
- ABANDONED OIL
- ABANDONED GAS
- ABD WATER SOURCE
- ABD WATER DISP
- ABD INJECTION
- INJ PREV GAS

NDE - NOT DEEP ENOUGH
NL - NO LOGS
PF - PENETRATED FORMATION

CROSS SECTION

COMPANY LANDS

Chapman Petroleum Engineering Ltd.



LEGEND

WELL SYMBOLS

- LOCATION OR DRILLING
- SUSPENDED
- DRY & ABANDONED
- OIL
- GAS
- WATER SOURCE
- WATER DISP
- OBSERVATION
- INJECTION
- SUSPENDED OIL
- SUSPENDED GAS
- SUSP WATER DISP
- SUSP INJECTION
- SUSP WATER SOURCE
- ABANDONED OIL
- ABANDONED GAS
- ABD WATER SOURCE
- ABD WATER DISP
- ABD INJECTION
- INJ PREV GAS

NDE - NOT DEEP ENOUGH
NL - NO LOGS
PF - PENETRATED FORMATION

CROSS SECTION

COMPANY LANDS

TAMM OIL & GAS CORP.

MANNING AREA
ALBERTA
ISOPACH OF LOWER DEBOLT
HEAVY OIL RESERVOIR
C.I. = 4m

JAN. 2011   JOB No.5334   FIGURE No. 3

Chapman Petroleum Engineering Ltd.


Computer Processed Log
File: manning_06-34-090-24w5
Operator: Undefined
Well Name: 06-34-090-24W5
KB: 578.39 meters
GL: 574.2 meters
County / Parish:
State / Province: ALBERTA
0 GR 150 (GAPI)
Pay
MD
1:480
Meters
1 ILD 1000 (OHMM)
.5 PhiDC 0 (V/V)
.5 PhiNC 0 (V/V)
.5 Bvw 0 (V/V)
.5 PhiE 0 (V/V)
Lithology Components
Vsh Sand Lime Dolo
PhiE
1 Sw 0 (V/V)
DEBOLT M4 UNIT 584.8
DEBOLT M3 UNIT 597.4
600
DEBOLT M2 UNIT 607.8
DEBOLT LOWER CARBONATE 624
DEBOLT BASAL MEMBER 636.6
ELKTON 648.8
650
ELKTON BASAL MEMBER 662.6
SHUNDA 666

DEBOLT LOWER CARBONATE
AVERAGE POROSITY = 21%   AVERAGE SW=24%

ELKTON
AVERAGE POROSITY = 19%   AVERAGE SW=23%

TAMM OIL AND GAS CORP.

MANNING AREA

WELL 6-34-90-24 W5M
WELL LOG ANALYSIS

JAN. 2011   JOB No. 5334   FIGURE No. 4

Chapman Petroleum Engineering Ltd.



2011 — Core Holes and Labwork
Applications and Administration

2012 — Design of Drilling, Pipelines, Steamer

2013 — Start Installation:
Drilling, Pipelines, Steamer, Pilot Project

2014 — Pilot Startup
Injection
Op. Cost

DECISION POINT

2015 — Application for Scheme

Scheme Approval

2016 — Starting Phase I
Construction
Starting Injection

2017 — Starting Phase II
Construction
Starting Injection

2018 — Production from Phase I

Starting Phase III
Construction
Starting Injection

2019 — Production from Phase II

Starting Phase IV
Construction
Starting Injection

2020 — Production from Phase III

...and so on...

TAMM OIL AND GAS CORP.
MANNING AREA
DEVELOPMENT SCHEDULE
JAN. 2011   JOB No. 5334   FIGURE No. 5

30

Chapman Petroleum Engineering Ltd.


PHASE 2
PHASE 1
PILOT PROJECT
16
PHASE 4
PHASE 3

Dual Leg Horizontal Producers

Oil Collection Line

Vertical Steam Injection

Steam Generators

Oil Tank

TAMM OIL AND GAS CORP.

MANNING AREA

ALBERTA

FULL DEVELOPMENT SCHEMATIC

JAN. 2011 JOB No. 5334 FIGURE No. 6

Chapman *Petroleum Engineering Ltd.*

FRONT VIEW
(NOT TO SCALE)

DUAL LEG HORIZONTAL PRODUCER

DUAL STRING STEAM INJECTOR

DUAL LEG HORIZONTAL PRODUCER

m KB

662

669

680

696

L.DEBOLT LIMESTONE

BASAL DEBOLT

ELKTON LIMESTONE

100 m   100 m

PERSPECTVE VIEW
(NOT TO SCALE)

200 m · 200 m · 200 m · 200 m · 200 m · 200 m · 200 m · 200 m

100 m   100 m

TAMM OIL AND GAS CORP.
MANNING AREA
ALBERTA
BOTTOMHOLE SCHEMATIC
JAN. 2011   JOB No. 5334   FIGURE No. 7

Table 2

Summary of Resources
January 1, 2011

Manning Area, Alberta

Description			Initial Rate STB/d	API Gravity (Deg)	Discovered PIIP (MSTB)	Prospective Resources (MSTB)	Reference
Heavy Oil							
Prospective Resources - Best Estimate							
Best Estimate							
Pilot Project	Elkton	(1)	90	15	6,859	1,029	Table 2a
Pilot Project	Lower Debolt	(1)	60	15	6,016	902	Table 2d
Phase 1	Elkton		242	15	20,577	3,087	Table 2b
Phase 1	Lower Debolt		208	15	18,048	2,707	Table 2e
Phase 2	Elkton/L.Debolt		600	15	51,493	7,724	Analogy
Phase 3	Elkton/L.Debolt		600	15	51,493	7,724	Analogy
phase 4	Elkton/L.Debolt		600	15	51,493	7,724	Analogy
	Total:		2,400		205,980	30,897	
Prospective Resources - Low Estimate							
Pilot Project	Elkton		90	15	6,859	1,028	Table 2a
Pilot Project	Lower Debolt		60	15	6,016	902	Table 2d
Phase 1	Elkton		186	15	20,577	2,058	Table 2c
Phase 1	Lower Debolt		214	15	18,048	1,805	Table 2e
Phase 2	Elkton/L.Debolt		550	15	34,338	5,151	Analogy
Phase 3	Elkton/L.Debolt		550	15	34,338	5,151	Analogy
phase 4	Elkton/L.Debolt		550	15	34,338	5,151	Analogy
	Total:		2,200		154,513	21,247	
Prospective Resources - High Estimate							
Pilot Project	Elkton		90	15	6,859	1,028	Table 2a
Pilot Project	Lower Debolt		60	15	6,016	902	Table 2d
Phase 1	Elkton		450	15	20,577	5,144	Table 2g
Phase 1	Lower Debolt		300	15	18,048	4,512	Table 2h
Phase 2	Elkton/L.Debolt		900	15	85,831	12,875	Analogy
Phase 3	Elkton/L.Debolt		900	15	85,831	12,875	Analogy
phase 4	Elkton/L.Debolt		900	15	85,831	12,875	Analogy
	Total:		3,600		308,993	50,212	
Petroleum Initially in Place -Total TAMM Lands							
30,080 Sections	Elkton		n/a	15	1,264,000	n/a	Table 2i
30,080 Sections	Lower Debolt		n/a	15	1,449,000	n/a	Table 2j
	Total (2)				2,713,000		

Note: (1) The quoted pilot project reserves are accounted for in the Best Estimane category above.

(2) The above quotted PIIP and Resource numbers are part of this total and not additive to it

Chapman Petroleum Engineering Ltd.

Table 2a

SUMMARY OF GROSS RESOURCE ESTIMATE AND RESERVOIR PARAMETERS
JANUARY 1, 2011

MANNING AREA, ALBERTA

	Best Estimate Manning Elkton Pilot (1)
RESERVOIR PARAMETERS	
Reservoir Pressure, psia	1,005
Reservoir Temperature, deg F	70
Average Porosity, %	18
Average Water Saturation, %	38
Formation Volume Factor, RB/STB	1.030
Petroleum Initially in Place, STB/ac.ft	840.6
Recovery Factor, %	15
RESOURCE VOLUMES	
Net Pay, ft	51.0
Area, acres	160
Petroleum Initially in Place, MSTB	6,859
Resources Initially in Place, MSTB	1,029

Note: (1) Interval 680.0 - 696.0 m KB.

Chapman Petroleum Engineering Ltd.

Table 2b

SUMMARY OF GROSS RESOURCE ESTIMATE AND RESERVOIR PARAMETERS
JANUARY 1, 2011

MANNING AREA, ALBERTA

	Best Estimate Manning Lower Debolt Pilot (1)
RESERVOIR PARAMETERS	
Reservoir Pressure, psia	1,005
Reservoir Temperature, deg F	70
Average Porosity, %	20
Average Water Saturation, %	22
Formation Volume Factor, RB/STB	1.030
Petroleum Initially in Place, STB/ac.ft	1175.0
Recovery Factor, %	15
RESOURCE VOLUMES	
Net Pay, ft	32.0
Area, acres	160
Petroleum Initially in Place, MSTB	6,016
Resources Initially in Place, MSTB	902

Note: (1) Interval 662.0 - 669.0 m KB.

Chapman Petroleum Engineering Ltd.

Table 2c

SUMMARY OF GROSS RESOURCE ESTIMATE AND RESERVOIR PARAMETERS
JANUARY 1, 2011

MANNING AREA, ALBERTA

	Best Estimate Manning Elkton (1)
RESERVOIR PARAMETERS	
Reservoir Pressure, psia	1,005
Reservoir Temperature, deg F	70
Average Porosity, %	18
Average Water Saturation, %	38
Formation Volume Factor, RB/STB	1.030
Petroleum Initially in Place, STB/ac.ft	840.6
Recovery Factor, %	15
RESOURCE VOLUMES	
Net Pay, ft	51.0
Area, acres	480
Petroleum Initially in Place, MSTB	20,577
Resources Initially in Place, MSTB	3,087

Note: (1) Interval 680.0 - 696.0 m KB.

Chapman Petroleum Engineering Ltd.

Table 2d

SUMMARY OF GROSS RESOURCE ESTIMATE AND RESERVOIR PARAMETERS
JANUARY 1, 2011

MANNING AREA, ALBERTA

	Low Estimate Manning Elkton (1)
RESERVOIR PARAMETERS	
Reservoir Pressure, psia	1,005
Reservoir Temperature, deg F	70
Average Porosity, %	18
Average Water Saturation, %	38
Formation Volume Factor, RB/STB	1.030
Petroleum Initially in Place, STB/ac.ft	840.6
Recovery Factor, %	10
RESOURCE VOLUMES	
Net Pay, ft	51.0
Area, acres	480
Petroleum Initially in Place, MSTB	20,577
Resources Initially in Place, MSTB	2,058

Note: (1) Interval 680.0 - 696.0 m KB.

Chapman Petroleum Engineering Ltd.

Table 2e

SUMMARY OF GROSS RESOURCE ESTIMATE AND RESERVOIR PARAMETERS
JANUARY 1, 2011

MANNING AREA, ALBERTA

	High Estimate Manning Elkton (1)
RESERVOIR PARAMETERS	
Reservoir Pressure, psia	1,005
Reservoir Temperature, deg F	70
Average Porosity, %	18
Average Water Saturation, %	38
Formation Volume Factor, RB/STB	1.030
Petroleum Initially in Place, STB/ac.ft	840.6
Recovery Factor, %	25
RESOURCE VOLUMES	
Net Pay, ft	51.0
Area, acres	480
Petroleum Initially in Place, MSTB	20,577
Resources Initially in Place, MSTB	**5,144**

Note: (1) Interval 680.0 - 696.0 m KB.

Chapman Petroleum Engineering Ltd.

Table 2f

SUMMARY OF GROSS RESOURCE ESTIMATE AND RESERVOIR PARAMETERS
JANUARY 1, 2011

MANNING AREA, ALBERTA

	Best Estimate Manning Lower Debolt (1)
RESERVOIR PARAMETERS	
Reservoir Pressure, psia	1,005
Reservoir Temperature, deg F	70
Average Porosity, %	20
Average Water Saturation, %	22
Formation Volume Factor, RB/STB	1.030
Petroleum Initially in Place, STB/ac.ft	1175.0
Recovery Factor, %	15
RESOURCE VOLUMES	
Net Pay, ft	32.0
Area, acres	480
Petroleum Initially in Place, MSTB	18,048
Resources Initially in Place, MSTB	2,707

Note: (1) Interval 662.0 - 669.0 m KB.

Chapman Petroleum Engineering Ltd.

Table 2g

SUMMARY OF GROSS RESOURCE ESTIMATE AND RESERVOIR PARAMETERS
JANUARY 1, 2011

MANNING AREA, ALBERTA

	Low Estimate Manning Lower Debolt (1)
RESERVOIR PARAMETERS	
Reservoir Pressure, psia	1,005
Reservoir Temperature, deg F	70
Average Porosity, %	20
Average Water Saturation, %	22
Formation Volume Factor, RB/STB	1.030
Petroleum Initially in Place, STB/ac.ft	1175.0
Recovery Factor, %	10
RESOURCE VOLUMES	
Net Pay, ft	32.0
Area, acres	480
Petroleum Initially in Place, MSTB	18,048
Resources Initially in Place, MSTB	1,805

Note: (1) Interval 662.0 - 669.0 m KB.

Table 2h

SUMMARY OF GROSS RESOURCE ESTIMATE AND RESERVOIR PARAMETERS
JANUARY 1, 2011

MANNING AREA, ALBERTA

	High Estimate Manning Lower Debolt (1)
RESERVOIR PARAMETERS	
Reservoir Pressure, psia	1,005
Reservoir Temperature, deg F	70
Average Porosity, %	20
Average Water Saturation, %	22
Formation Volume Factor, RB/STB	1.030
Petroleum Initially in Place, STB/ac.ft	1175.0
Recovery Factor, %	25
RESOURCE VOLUMES	
Net Pay, ft	32.0
Area, acres	480
Petroleum Initially in Place, MSTB	18,048
Resources Initially in Place, MSTB	**4,512**

Note: (1) Interval 662.0 - 669.0 m KB.

Chapman Petroleum Engineering Ltd.

Table 2i

SUMMARY OF GROSS RESOURCE ESTIMATE AND RESERVOIR PARAMETERS
JANUARY 1, 2011

MANNING AREA, ALBERTA

	AREA TOTAL Elkton (1)
RESERVOIR PARAMETERS	
Reservoir Pressure, psia	1,005
Reservoir Temperature, deg F	70
Average Porosity, %	18
Average Water Saturation, %	38
Formation Volume Factor, RB/STB	1.030
Petroleum Initially in Place, STB/ac.ft	840.6
RESOURCE VOLUMES	
Net Pay, ft	50.0 (2)
Area, acres	30,080
Petroleum Initially in Place, MMSTB	**1,264**

Note: (1) Interval 648.0 - 663.0 m KB.
      (2) Average net pay determined by planimetering.

Chapman Petroleum Engineering Ltd.

Table 2j

SUMMARY OF GROSS RESOURCE ESTIMATE AND RESERVOIR PARAMETERS
JANUARY 1, 2011

MANNING AREA, ALBERTA

	AREA TOTAL Lower Debolt (1)
RESERVOIR PARAMETERS	
Reservoir Pressure, psia	1,005
Reservoir Temperature, deg F	70
Average Porosity, %	20
Average Water Saturation, %	22
Formation Volume Factor, RB/STB	1.030
Petroleum Initially in Place, STB/ac.ft	1175.0
RESOURCE VOLUMES	
Net Pay, ft	41.0 (2)
Area, acres	30,080
Petroleum Initially in Place, MMSTB	1,449

Note: (1) Interval 624.0 - 637.0 m KB.
      (2) Average net pay determined by planimetering.

Chapman Petroleum Engineering Ltd.

Table 3a

Summary of Anticipated Capital Expenditures
Development

January 1, 2011

TAMM OIL AND GAS CORP.

Manning Area, Alberta

Description	Date	Operation	Capital Interest %	Gross Capital M$	Net Capital M$
Prospective Resources, Heavy Oil					
Pilot Project 160 Acre Area					
	2011	Seismic and drilling evaluation	100.0000	2,500	2,500
	2012	Coring, feasibility studies, resource estimates	100.0000	6,500	6,500
	2013	Drill eight vertical injectors	100.0000	3,500	3,500
	2013	Steam lines. 1.6 miles	100.0000	192	192
	2013	Dual Fuel Steamer	100.0000	1,600	1,600
	2013	Drill two dual leg horizontal producers	100.0000	5,000	5,000
	2013	Oil lines, 0.3 miles	100.0000	150	150
	2013	Oil and dilutant tankage	100.0000	300	300
	2013	Tie-in fuel gas	100.0000	1,350	1,350
		Subtotal		21,092	21,092
Reminder of Section, 480 Acre Area					
	2016	Fuel gas lines	100.0000	250	250
	2016	Drill 48 vertical injectors	100.0000	21,400	21,400
	2016	Steam lines. 4.8 miles	100.0000	576	576
	2016	Dual Fuel Steamer	100.0000	1,600	1,600
	2016	Drill six dual leg horizontal producers	100.0000	15,000	15,000
	2016	Oil lines, 1.4 miles	100.0000	150	150
	2016	Oil and dilutant tankage	100.0000	500	500
		Subtotal		39,476	39,476
Section two	2017	Total capital, details as above	100.0000	59,218	59,218
Section three	2018	Total capital, details as above	100.0000	59,218	59,218
Section four	2019	Total capital, details as above	100.0000	59,218	59,218
		Subtotal		177,654	177,654
		Total Prospective Resources		238,222	238,222

Chapman Petroleum Engineering Ltd.

Table 3b

Summary of Anticipated Capital Expenditures
Abandonment and Restoration

January 1, 2011

TAMM OIL AND GAS CORP.

Manning Area, Alberta

Description	Well Parameters	Capital Interest %	Gross Capital M$	Net Capital M$
Coningent Resources				
Manning Area	Abandon 288 Wells	100.0000	13,997	13,997
	Total Abandonment and Restoration		**13,997**	**13,997**

Chapman Petroleum Engineering Ltd.

Forecast Prices & Costs

Table 4
Summary of Company Prospective Resources and Economics
Before Income Tax

January 1, 2011

(As at December 31, 2010)

TAMM OIL AND GAS CORP.

Manning, Alberta

	Net To Appraised Interest										
	Resources						Cumulative Cash Flow (BIT) - M$				
	Heavy Oil MSTB		Sales Gas MMscf		NGL Mbbls		Discounted at:				
Description	Gross	Net	Gross	Net	Gross	Net	Undisc.	5%/year	10%/year	15%/year	20%/year
BEFORE RISK											
Best Estimate											
Pilot Project (Elkton/Debolt)	1,931	1,816	0	0	0	0	117,013	71,277	44,131	27,379	16,699
Phase 1 (Elkton/Debolt)	5,794	5,413	0	0	0	0	380,162	205,022	114,366	65,420	38,051
Phase 2 (Elkton/Debolt)	7,724	7,201	0	0	0	0	521,565	269,644	144,755	80,031	45,215
Phase 3 (Elkton/Debolt)	7,724	7,187	0	0	0	0	528,973	260,559	133,566	70,652	38,259
Phase 4 (Elkton/Debolt)	7,724	7,175	0	0	0	0	534,476	251,013	122,927	62,234	32,308
Total	**30,897**	**28,793**	**0**	**0**	**0**	**0**	**2,082,189**	**1,057,514**	**559,746**	**305,715**	**170,532**
Low Estimate											
Pilot Project (Elkton/Debolt)	1,931	1,816	0	0	0	0	117,013	71,277	44,131	27,379	16,699
Phase 1 (Elkton/Debolt)	3,863	3,609	0	0	0	0	223,568	116,630	61,903	32,930	17,188
Phase 2 (Elkton/Debolt)	5,151	4,800	0	0	0	0	307,889	151,410	76,328	38,857	19,586
Phase 3 (Elkton/Debolt)	5,151	4,791	0	0	0	0	312,047	146,171	70,340	34,246	16,533
Phase 4 (Elkton/Debolt)	5,151	4,783	0	0	0	0	314,675	140,540	64,607	30,099	13,926
Total	**21,247**	**19,800**	**0**	**0**	**0**	**0**	**1,275,192**	**626,028**	**317,309**	**163,511**	**83,932**
High Estimate											
Pilot Project (Elkton/Debolt)	1,931	1,816	0	0	0	0	117,013	71,277	44,131	27,379	16,699
Phase 1 (Elkton/Debolt)	9,656	9,021	0	0	0	0	695,462	382,304	219,386	130,403	79,764
Phase 2 (Elkton/Debolt)	12,875	12,003	0	0	0	0	948,551	497,682	273,388	155,990	91,842
Phase 3 (Elkton/Debolt)	12,875	11,980	0	0	0	0	961,757	480,917	252,317	137,772	77,764
Phase 4 (Elkton/Debolt)	12,875	11,959	0	0	0	0	972,497	463,678	232,430	121,483	65,749
Total	**50,212**	**46,780**	**0**	**0**	**0**	**0**	**3,695,279**	**1,895,858**	**1,021,653**	**573,028**	**331,818**
Arithmetic Average											
Manning, Alberta	**34,119**	**31,791**	**0**	**0**	**0**	**0**	**2,350,887**	**1,193,133**	**632,903**	**347,418**	**195,427**
AFTER RISK											
Arithmetic Average After Risk											
Manning, Alberta	**7,847**	**7,312**	**0**	**0**	**0**	**0**	**523,000**	**258,000**	**130,000**	**66,000**	**32,000**

M$ means thousands of dollars

Gross resources are the total of the Company's working and/or royalty interest share before deduction of royalties owned by others.

Net resources are the total of the Company's working and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

Columns may not add precisely due to accumulative rounding of values throughout the report.

46 Chapman Petroleum Engineering Ltd.

Table 4a

EVALUATION OF: Manning, Alberta
============== Total Prospect Best Estimate Consolidation

ERGO v7.41 P2 ENERGY SOLUTIONS TOTAL
GLOBAL : 16-MAY-2011 5334
EFF:01-JAN-2011 DISC:01-JAN-2011
RUN DATE: 16-MAY-2011 TIME: 10:13
FILE:

EVALUATED BY -
COMPANY EVALUATED - TAMM OIL AND GAS CORP
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TOTAL CAPITAL COSTS - 293404 -M$-
TOTAL ABANDONMENT - 17791 -M$-

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	.00	.0	0	0	0
2012	0	.00	.0	0	0	0
2013	0	74.55	.1	0	0	0
2014	2	76.30	200.0	73	73	70
2015	2	78.92	400.0	146	146	139
2016	2	81.54	600.1	219	219	208
2017	8	83.29	1200.1	438	438	414
2018	16	85.03	2600.1	949	949	895
2019	24	86.78	4800.1	1752	1752	1650
2020	32	88.63	7139.0	2606	2606	2448
2021	32	90.52	8633.3	3151	3151	2952
2022	32	92.45	9348.3	3412	3412	3189
2023	32	94.41	9097.2	3320	3320	3095
2024	32	96.42	8481.3	3096	3096	2877
2025	32	98.46	7515.5	2743	2743	2543
SUB				21905	21905	20480
REM				8992	8992	8314
TOT				30897	30897	28793

= P/T = ============ COMPANY SHARE FUTURE NET REVENUE ============

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/BOE	FR After Roy&Oper -M$-	Net back $/BOE	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	2500	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	2500	0	-2500	-2384
2012	6630	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	6630	0	-6630	-5747
2013	12476	2	0	0	2	0	0	0	.0	45	0	1512.60	-43	-1438.05	0	12476	0	-12520	-9865
2014	0	5570	0	0	5570	199	56	0	4.6	1082	174	17.22	4058	55.59	0	0	0	4058	2907
2015	0	11522	0	0	11522	441	115	0	4.8	1104	356	10.00	9506	65.11	0	0	0	9506	6191
2016	57046	17860	0	0	17860	750	179	0	5.2	859	665	6.96	15407	70.34	0	57046	0	-41639	-24651
2017	70171	36484	0	0	36484	1623	365	0	5.4	3331	1418	10.84	29747	67.91	0	70171	0	-40425	-21757
2018	71575	80696	0	0	80696	3785	807	0	5.7	6705	3208	10.45	66192	69.75	0	71575	0	-5383	-2634
2019	73006	152041	0	0	152041	7328	1520	0	5.8	10214	6094	9.31	126884	72.42	0	73006	0	53878	23965
2020	0	230947	0	0	230947	11686	2309	0	6.1	13767	9284	8.85	193901	74.41	0	0	0	193901	78406
2021	0	285243	0	0	285243	15146	2852	0	6.3	14043	11524	8.11	241677	76.69	0	0	0	241677	88841
2022	0	315452	0	0	315452	17508	3155	0	6.5	14324	12728	7.93	267739	78.47	0	0	0	267739	89474
2023	0	313485	0	0	313485	18182	3135	0	6.8	14610	12633	8.20	264924	79.79	0	0	0	264924	80485
2024	0	298485	0	0	298485	18058	2985	0	7.1	14902	12014	8.69	250526	80.93	0	0	0	250526	69191
2025	0	270092	0	0	270092	16989	2701	0	7.3	15200	10859	9.50	224343	81.78	0	0	0	224343	56327
SUB	293404	2017879	0	0	2017879	111696	20179	0	6.5	110187	80956		1694861		0	293404	0	1401457	428749
REM	17791	904096	0	0	904096	59128	9041	0	7.5	101100	36304		698523		0	0	17791	680731	130997
TOT	311195	2921975	0	0	2921975	170824	29220	0	6.8	211288	117260		2393384		0	293404	17791	2082188	559746

============ NET PRESENT VALUE (-M$-) ============

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	2393384	1275864	718962	425151	262220	167827	110990
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	293404	212230	156993	118588	91350	71675	57220
Abandonment Costs ..	17791	6120	2223	848	339	141	61
Future Net Revenue .	2082189	1057514	559746	305715	170532	96011	53709

============ COMPANY SHARE ============

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			6.8	11.2	81.9	10.0	71.3

============ PROFITABILITY ============

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	50.3
Profit Index (undisc.)	6.7
(disc. @ 10.0%) .	3.5
(disc. @ 5.0%) .	4.8
First Payout (years)	9.2
Total Payout (years)	9.3
Cost of Finding ($/BOE)	10.07
NPV @ 10.0% ($/BOE)	18.12
NPV @ 5.0% ($/BOE)	34.23

47 Chapman Petroleum Engineering Ltd.

Table 4b

EVALUATION OF: Manning, Alberta
=============== Total Prospect Low Estimate Consolidation

ERGO v7.41   P2 ENERGY SOLUTIONS   TOTAL
GLOBAL   : 16-MAY-2011 5334
EFF:01-JAN-2011 DISC:01-JAN-2011
RUN DATE: 16-MAY-2011 TIME: 10:13
FILE:

EVALUATED BY   ..
COMPANY EVALUATED - TAMM OIL AND GAS CORP
APPRAISAL FOR   ..
PROJECT   - FORECAST PRICES & COSTS

TOTAL CAPITAL COSTS -   293404 -M$-
TOTAL ABANDONMENT   -   17791 -M$-

Oil
MSTB

				Pool		Company Share	
Year	# of Wells	Price $/STB	STB/D	Vol	Gross	Net
2011	0	.00	.0	0	0	0
2012	0	.00	.0	0	0	0
2013	0	74.55	.1	0	0	0
2014	2	76.30	200.0	73	73	70
2015	2	78.92	400.0	146	146	139
2016	2	81.54	600.1	219	219	208
2017	8	83.29	1000.1	365	365	345
2018	16	85.03	1900.1	694	694	654
2019	24	86.78	3300.1	1205	1205	1134
2020	32	88.63	4739.0	1730	1730	1625
2021	32	90.52	5633.3	2056	2056	1926
2022	32	92.45	6048.3	2208	2208	2063
2023	32	94.41	5869.5	2142	2142	1997
2024	32	96.42	5502.3	2008	2008	1867
2025	32	98.46	4968.6	1814	1814	1681
SUB				14659	14659	13709
REM				6588	6588	6091
TOT				21247	21247	19800

= P/T = ===================================== COMPANY SHARE FUTURE NET REVENUE ===

	Capital &Aband Costs -M$-	Future Revenue (FR)				Royalties				Operating Costs			FR After Roy&Oper -M$-	Net back $/BOE	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev	
Year		Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Crown -M$-	Other -M$-	Mineral -M$-	-%-	Fixed -M$-	Variable -M$-	$/BOE						Undisc -M$-	10.0% -M$-
2011	2500	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	2500	0	-2500	-2384
2012	6630	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	6630	0	-6630	-5747
2013	12476	2	0	0	2	0	0	0	.0	45	0	1512.60	-43	-1438.05	0	12476	0	-12520	-9865
2014	0	5570	0	0	5570	199	56	0	4.6	1082	174	17.22	4058	55.59	0	0	0	4058	2907
2015	0	11522	0	0	11522	441	115	0	4.8	1104	356	10.00	9506	65.11	0	0	0	9506	6191
2016	57046	17860	0	0	17860	750	179	0	5.2	859	665	6.96	15407	70.34	0	57046	0	-41639	-24651
2017	70171	30403	0	0	30403	1353	304	0	5.4	3331	1172	12.33	24244	66.42	0	70171	0	-45927	-24718
2018	71575	58971	0	0	58971	2766	590	0	5.7	6705	2327	13.02	46583	67.17	0	71575	0	-24991	-12228
2019	73006	104529	0	0	104529	5038	1045	0	5.8	10123	4170	11.87	84153	69.86	0	73006	0	11147	4958
2020	0	153307	0	0	153307	7757	1533	0	6.1	13767	6143	11.51	124106	71.75	0	0	0	124106	50184
2021	0	186123	0	0	186123	9883	1861	0	6.3	14043	7519	10.49	152817	74.32	0	0	0	152817	56176
2022	0	204096	0	0	204096	11327	2041	0	6.6	14324	8235	10.22	168170	76.18	0	0	0	168170	56199
2023	0	202262	0	0	202262	11731	2023	0	6.8	14610	8151	10.62	165747	77.37	0	0	0	165747	50354
2024	0	193643	0	0	193643	11715	1936	0	7.1	14902	7794	11.30	157294	78.32	0	0	0	157294	43442
2025	0	178561	0	0	178561	11231	1786	0	7.3	15200	7179	12.34	143164	78.94	0	0	0	143164	35945
SUB	293404	1346850	0	0	1346850	74193	13468	0	6.5	110097	53884		1095207		0	293404	0	801803	226764
REM	17791	662430	0	0	662430	43323	6624	0	7.5	94703	26600		491180		0	0	17791	473388	90545
TOT	311195	2009280	0	0	2009280	117516	20093	0	6.8	204800	80484		1586387		0	293404	17791	1275192	317309

==================== NET PRESENT VALUE (-M$-) =====================

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	1586387	844670	476735	283065	175682	113358	75696
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	293404	212230	156993	118588	91350	71675	57220
Abandonment Costs ..	17791	6412	2432	967	401	173	77
Future Net Revenue .	1275192	626028	317309	163511	83932	41510	18399

==================== COMPANY SHARE =======================

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			6.8	14.2	79.0	14.6	63.5

==================== PROFITABILITY ========================

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	38.3
Profit Index (undisc.)	4.1
(disc. @ 10.0%) .	2.0
(disc. @ 5.0%) .	2.9
First Payout (years)	9.9
Total Payout (years)	10.0
Cost of Finding ($/BOE)	14.65
NPV @ 10.0% ($/BOE)	14.93
NPV @ 5.0% ($/BOE)	29.46

Chapman Petroleum Engineering Ltd.

Table 4c

EVALUATION OF: Manning, Alberta
Total Prospect High Estimate Consolidation

ERGO v7.41 P2 ENERGY SOLUTIONS TOTAL
GLOBAL : 16-MAY-2011 5334
EFF:01-JAN-2011 DISC:01-JAN-2011
RUN DATE: 16-MAY-2011 TIME: 10:13
FILE:

EVALUATED BY -
COMPANY EVALUATED - TAMM OIL AND GAS CORP
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TOTAL CAPITAL COSTS - 293404 -M$-
TOTAL ABANDONMENT - 17791 -M$-

Oil MSTB

Year	# of Wells	Price $/STB	Pool MSTB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	.00	.0	0	0	0
2012	0	.00	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	2	76.30	.2	73	73	70
2015	2	78.92	.4	146	146	139
2016	2	81.54	.6	219	219	208
2017	8	83.29	1.6	584	584	552
2018	16	85.03	3.9	1424	1424	1343
2019	24	86.78	7.5	2738	2738	2578
2020	32	88.63	11.4	4175	4175	3922
2021	32	90.52	14.0	5122	5122	4799
2022	32	92.45	15.3	5602	5602	5235
2023	32	94.41	15.0	5458	5458	5087
2024	32	96.42	13.9	5074	5074	4717
2025	32	98.46	12.2	4466	4466	4141
SUB				35081	35081	32790
REM				15131	15131	13990
TOT				50212	50212	46780

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/BOE	FR After Roy&Oper -M$-	Net back $/BOE	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	2500	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	2500	0	-2500	-2384
2012	6630	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	6630	0	-6630	-5747
2013	12476	2	0	0	2	0	0	0	.0	45	0	1512.60	-43	-1438.05	0	12476	0	-12520	-9865
2014	0	5570	0	0	5570	199	56	0	4.6	1082	174	17.22	4058	55.59	0	0	0	4058	2907
2015	0	11522	0	0	11522	441	115	0	4.8	1104	356	10.00	9506	65.11	0	0	0	9506	6191
2016	57046	17860	0	0	17860	750	179	0	5.2	859	665	6.96	15407	70.34	0	57046	0	-41639	-24651
2017	70171	48644	0	0	48644	2165	486	0	5.4	3331	1911	8.98	40751	69.78	0	70171	0	-29420	-15834
2018	71575	121043	0	0	121043	5677	1210	0	5.7	6705	4843	8.11	102608	72.08	0	71575	0	31033	15184
2019	73006	237563	0	0	237563	11450	2376	0	5.8	10214	9558	7.22	203965	74.51	0	73006	0	130959	58250
2020	0	370052	0	0	370052	18725	3701	0	6.1	13767	14911	6.87	318949	76.39	0	0	0	318949	128970
2021	0	463658	0	0	463658	24620	4637	0	6.3	14043	18732	6.40	401626	78.41	0	0	0	401626	147638
2022	0	517918	0	0	517918	28744	5179	0	6.6	14324	20897	6.29	448774	80.11	0	0	0	448774	149973
2023	0	515264	0	0	515264	29885	5153	0	6.8	14610	20765	6.48	444850	81.51	0	0	0	444850	135147
2024	0	489282	0	0	489282	29602	4893	0	7.1	14902	19693	6.82	420192	82.80	0	0	0	420192	116050
2025	0	439767	0	0	439767	27661	4398	0	7.3	15200	17680	7.36	374827	83.92	0	0	0	374827	94110
SUB	293404	3238143	0	0	3238143	179920	32381	0	6.6	110187	130185		2785470		0	293404	0	2492066	795939
REM	17791	1521387	0	0	1521387	99499	15214	0	7.5	124578	61092		1221005		0	0	17791	1203213	225713
TOT	311195	4759530	0	0	4759530	279419	47595	0	6.9	234766	191276		4006474		0	293404	17791	3695279	1021653

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	4006475	2113929	1180678	692360	423455	268663	176040
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	293404	212230	156993	118588	91350	71675	57220
Abandonment Costs ..	17791	5842	2032	745	287	115	46
Future Net Revenue .	3695279	1895858	1021653	573028	331818	196873	118772

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			6.9	9.0	84.2	6.2	77.6

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	64.6
Profit Index (undisc.)	11.9
(disc. @ 10.0%) .	6.4
(disc. @ 5.0%) .	8.7
First Payout (years)	8.4
Total Payout (years)	8.7
Cost of Finding ($/BOE)	6.20
NPV @ 10.0% ($/BOE)	20.35
NPV @ 5.0% ($/BOE)	37.76

Chapman Petroleum Engineering Ltd.

Table 4d

EVALUATION OF: Manning, Alberta - Prospect Best Estimate

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 16-MAY-2011 5334
EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2014
RUN DATE: 16-MAY-2011 TIME: 10:12
FILE: Hpilot1.DAX

WELL/LOCATION - Pilot Project (Elkton/Debolt)
EVALUATED BY -
COMPANY EVALUATED - TAMM OIL AND GAS CORP
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 1931 MSTB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 21606 -M$-
TOTAL ABANDONMENT - 654 -M$- (2028)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

AVG CROWN 4.91% + AVG GR 1.00%

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	1.0	0	0	0
2014	2	76.30	200.0	73	73	70
2015	2	78.92	400.0	146	146	139
2016	2	81.54	600.0	219	219	208
2017	2	83.29	600.0	219	219	207
2018	2	85.03	600.0	219	219	207
2019	2	86.78	600.0	219	219	206
2020	2	88.63	539.0	197	197	185
2021	2	90.52	433.3	158	158	148
2022	2	92.45	348.3	127	127	119
2023	2	94.41	280.0	102	102	95
2024	2	96.42	225.1	82	82	76
2025	2	98.46	180.9	66	66	61
SUB				1827	1827	1721
REM				104	104	96
TOT				1931	1931	1816

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	FR Oil -M$-	FR SaleGas -M$-	FR Products -M$-	FR Total -M$-	Royalties Crown -M$-	Royalties Other -M$-	Royalties Mineral -M$-	Royalties -%-	Operating Costs Fixed -M$-	Operating Costs Variable -M$-	Operating Costs $/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	Future Net Rev 10.0% -M$-
2011	2500	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	2500	0	-2500	-2384
2012	6630	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	6630	0	-6630	-5747
2013	12476	2	0	0	2	0	0	0	.0	45	0	1512.60	-43	-1438.05	0	12476	0	-12520	-9865
2014	0	5570	0	0	5570	199	56	0	4.6	1082	174	17.22	4058	55.59	0	0	0	4058	2907
2015	0	11522	0	0	11522	441	115	0	4.8	1104	356	10.00	9506	65.11	0	0	0	9506	6191
2016	0	17857	0	0	17857	750	179	0	5.2	795	665	6.67	15469	70.63	0	0	0	15469	9158
2017	0	18241	0	0	18241	812	182	0	5.4	811	678	6.80	15757	71.95	0	0	0	15757	8481
2018	0	18622	0	0	18622	873	186	0	5.7	827	692	6.94	16043	73.26	0	0	0	16043	7850
2019	0	19005	0	0	19005	916	190	0	5.8	844	706	7.07	16350	74.66	0	0	0	16350	7272
2020	0	17437	0	0	17437	882	174	0	6.1	860	647	7.66	14874	75.60	0	0	0	14874	6014
2021	0	14316	0	0	14316	760	143	0	6.3	878	578	9.21	11957	75.60	0	0	0	11957	4395
2022	0	11754	0	0	11754	652	118	0	6.6	895	474	10.77	9615	75.62	0	0	0	9615	3213
2023	0	9649	0	0	9649	560	96	0	6.8	913	389	12.74	7691	75.25	0	0	0	7691	2337
2024	0	7922	0	0	7922	479	79	0	7.1	931	319	15.22	6113	74.41	0	0	0	6113	1688
2025	0	6503	0	0	6503	409	65	0	7.3	950	261	18.34	4817	72.94	0	0	0	4817	1210
SUB	21606	158400	0	0	158400	7735	1584	0	5.9	10936	5939		132207		0	21606	0	110600	42720
REM	654	10409	0	0	10409	681	104	0	7.5	2139	418		7067		0	0	654	6413	1412
TOT	22261	168809	0	0	168809	8415	1688	0	6.0	13075	6357		139274		0	21606	654	117013	44131

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	139274	91201	62216	43940	31961	23842	18176
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	21606	19646	17962	16505	15235	14122	13141
Abandonment Costs ..	654	279	123	57	27	13	7
Future Net Revenue .	117013	71277	44131	27379	16699	9707	5029

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			6.0	11.5	82.5	12.8	69.3

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	39.1
Profit Index (undisc.)	5.3
(disc. @ 10.0%) .	2.4
(disc. @ 5.0%) .	3.6
First Payout (years)	5.5
Total Payout (years)	5.6
Cost of Finding ($/BOE)	11.53
NPV @ 10.0% ($/STB)	22.85
NPV @ 5.0% ($/STB)	36.91

50

Chapman Petroleum Engineering Ltd.

EVALUATION OF: Manning, Alberta - Prospect Best Estimate
==

ERGO v7.41   P2 ENERGY SOLUTIONS   PAGE   1
GLOBAL   : 16-MAY-2011 5334
EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2017
RUN DATE: 16-MAY-2011 TIME: 10:06
FILE: HmanPB1.DAX

WELL/LOCATION	- Phase 1 (Elkton/Debolt)
EVALUATED BY	-
COMPANY EVALUATED	- TAMM OIL AND GAS CORP
APPRAISAL FOR	-
PROJECT	- FORECAST PRICES & COSTS

TRACT FACTOR	-	100.0000 %
ULT POOL RESERVES	-	5794 MSTB
PRODUCTION TO DATE	-	N/A
DECLINE INDICATOR	-	EXPONENTIAL
TOTAL CAPITAL COSTS	-	57046 -M$-
TOTAL ABANDONMENT	-	3532 -M$- (2031)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

AVG CROWN 5.14% + AVG GR 1.00%

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	1.0	0	0	0
2017	6	83.29	600.0	219	219	207
2018	6	85.03	1200.0	438	438	413
2019	6	86.78	1800.0	657	657	619
2020	6	88.63	1800.0	657	657	617
2021	6	90.52	1800.0	657	657	616
2022	6	92.45	1800.0	657	657	614
2023	6	94.41	1617.1	590	590	550
2024	6	96.42	1300.1	475	475	441
2025	6	98.46	1045.2	382	382	354
SUB				4731	4731	4431
REM				1063	1063	983
TOT				5794	5794	5413

* P/T * ═══ COMPANY SHARE FUTURE NET REVENUE ═══

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	57046	2	0	0	2	0	0	0	.0	64	0	2140.24	-62	-2058.70	0	57046	0	-57107	-33809
2017	0	18241	0	0	18241	812	182	0	5.4	2433	740	14.49	14074	64.26	0	0	0	14074	7575
2018	0	37243	0	0	37243	1747	372	0	5.7	2481	1509	9.11	31133	71.08	0	0	0	31133	15233
2019	0	57014	0	0	57014	2748	570	0	5.8	2531	2309	7.37	48856	74.36	0	0	0	48856	21731
2020	0	58230	0	0	58230	2946	582	0	6.1	2581	2356	7.51	49764	75.74	0	0	0	49764	20123
2021	0	59472	0	0	59472	3158	595	0	6.3	2633	2403	7.66	50683	77.14	0	0	0	50683	18631
2022	0	60740	0	0	60740	3371	607	0	6.5	2686	2451	7.82	51625	78.58	0	0	0	51625	17252
2023	0	55726	0	0	55726	3232	557	0	6.8	2739	2246	8.45	46952	79.54	0	0	0	46952	14264
2024	0	45755	0	0	45755	2768	458	0	7.0	2794	1842	9.77	37893	79.85	0	0	0	37893	10466
2025	0	37563	0	0	37563	2363	376	0	7.3	2850	1510	11.43	30464	79.85	0	0	0	30464	7649
SUB	57046	429986	0	0	429986	23145	4300	0	6.4	23792	17365		361384		0	57046	0	304338	99114
REM	3532	106851	0	0	106851	6988	1069	0	7.5	15149	4291		79356		0	0	3532	75824	15252
TOT	60578	536837	0	0	536837	30133	5368	0	6.6	38941	21656		440739		0	57046	3532	380162	114366

═══ NET PRESENT VALUE (-M$-) ═══

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	440739	249940	148639	92069	59063	39057	26521
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	57046	43620	33772	26447	20928	16719	13475
Abandonment Costs ..	3532	1299	501	201	84	36	16
Future Net Revenue .	380162	205022	114366	65420	38051	22301	13029

═══ COMPANY SHARE ═══

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			6.6	11.3	82.1	10.6	70.8

═══ PROFITABILITY ═══

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	55.3
Profit Index (undisc.)	6.3
(disc. @ 10.0%) .	3.3
(disc. @ 5.0%) .	4.6
First Payout (years)	8.2
Total Payout (years)	8.3
Cost of Finding ($/BOE)	10.46
NPV @ 10.0% ($/STB)	19.74
NPV @ 5.0% ($/STB)	35.39

Table 4f

EVALUATION OF: Manning, Alberta - Prospect Best Estimate

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 16-MAY-2011 5334
EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2018
RUN DATE: 16-MAY-2011 TIME: 10:06
FILE: HmanPB2.DAX

WELL/LOCATION - Phase 2 (Elkton/Debolt)
EVALUATED BY -
COMPANY EVALUATED - TAMM OIL AND GAS CORP
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 7724 MSTB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 70171 -M$-
TOTAL ABANDONMENT - 4709 -M$- (2032)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

AVG CROWN 5.21% + AVG GR 1.00%

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	.0	0	0	0
2017	0	83.29	1.0	0	0	0
2018	8	85.03	800.0	292	292	275
2019	8	86.78	1600.0	584	584	550
2020	8	88.63	2400.0	876	876	823
2021	8	90.52	2400.0	876	876	821
2022	8	92.45	2400.0	876	876	819
2023	8	94.41	2400.0	876	876	816
2024	8	96.42	2156.1	787	787	731
2025	8	98.46	1733.3	633	633	587
SUB				5800	5800	5422
REM				1924	1924	1779
TOT				7724	7724	7201

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2017	70171	2	0	0	2	0	0	0	.0	87	0	2909.60	-85	-2826.31	0	70171	0	-70256	-37812
2018	0	24829	0	0	24829	1164	248	0	5.7	3308	1006	14.78	19102	65.42	0	0	0	19102	9346
2019	0	50680	0	0	50680	2443	507	0	5.8	3374	2053	9.29	42303	72.44	0	0	0	42303	18816
2020	0	77640	0	0	77640	3929	776	0	6.1	3442	3141	7.51	66352	75.74	0	0	0	66352	26830
2021	0	79296	0	0	79296	4211	793	0	6.3	3511	3204	7.66	67578	77.14	0	0	0	67578	24842
2022	0	80986	0	0	80986	4495	810	0	6.5	3581	3268	7.82	68833	78.58	0	0	0	68833	23003
2023	0	82703	0	0	82703	4797	827	0	6.8	3653	3333	7.97	70094	80.02	0	0	0	70094	21295
2024	0	75880	0	0	75880	4591	759	0	7.1	3726	3054	8.61	63751	81.01	0	0	0	63751	17607
2025	0	62289	0	0	62289	3918	623	0	7.3	3800	2504	9.97	51444	81.32	0	0	0	51444	12916
SUB	70171	534305	0	0	534305	29547	5343	0	6.5	28481	21562		449372		0	70171	0	379201	116843
REM	4709	193494	0	0	193494	12655	1935	0	7.5	24062	7770		147073		0	0	4709	142364	27912
TOT	74881	727799	0	0	727799	42201	7278	0	6.8	52543	29332		596445		0	70171	4709	521565	144755

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	596445	322394	183129	108553	66761	42394	27685
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	70171	51101	37766	28289	21453	16453	12750
Abandonment Costs ..	4709	1650	607	233	93	39	17
Future Net Revenue .	521565	269644	144755	80031	45215	25902	14918

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			6.8	11.2	82.0	9.6	71.7

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	59.9
Profit Index (undisc.)	7.0
(disc. @ 10.0%) .	3.8
(disc. @ 5.0%) .	5.1
First Payout (years)	9.1
Total Payout (years)	9.2
Cost of Finding ($/BOE)	9.69
NPV @ 10.0% ($/STB)	18.74
NPV @ 5.0% ($/STB)	34.91

52 Chapman Petroleum Engineering Ltd.

Table 4g

EVALUATION OF: Manning, Alberta - Prospect Best Estimate

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 16-MAY-2011 5334
EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2019
RUN DATE: 16-MAY-2011 TIME: 10:06
FILE: HmanPB3.DAX

WELL/LOCATION - Phase 3 (Elkton/Debolt)
EVALUATED BY -
COMPANY EVALUATED - TAMM OIL AND GAS CORP
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 7724 MSTB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 71575 -M$-
TOTAL ABANDONMENT - 4186 -M$- (2033)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

AVG CROWN 5.27% + AVG GR 1.00%

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	.0	0	0	0
2017	0	83.29	.0	0	0	0
2018	0	85.03	1.0	0	0	0
2019	8	86.78	800.0	292	292	275
2020	8	88.63	1600.0	584	584	549
2021	8	90.52	2400.0	876	876	821
2022	8	92.45	2400.0	876	876	819
2023	8	94.41	2400.0	876	876	816
2024	8	96.42	2400.0	876	876	814
2025	8	98.46	2156.1	787	787	730
SUB				5167	5167	4823
REM				2557	2557	2364
TOT				7724	7724	7187

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2017	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2018	71575	3	0	0	3	0	0	0	.0	89	0	2967.80	-86	-2882.77	0	71575	0	-71661	-35062
2019	0	25340	0	0	25340	1221	253	0	5.8	3374	1026	15.07	19464	66.66	0	0	0	19464	8658
2020	0	51760	0	0	51760	2619	518	0	6.1	3442	2094	9.48	43088	73.78	0	0	0	43088	17423
2021	0	79296	0	0	79296	4211	793	0	6.3	3511	3204	7.66	67578	77.14	0	0	0	67578	24842
2022	0	80986	0	0	80986	4495	810	0	6.5	3581	3268	7.82	68833	78.58	0	0	0	68833	23003
2023	0	82703	0	0	82703	4797	827	0	6.8	3653	3333	7.97	70094	80.02	0	0	0	70094	21295
2024	0	84464	0	0	84464	5110	845	0	7.0	3726	3400	8.13	71384	81.49	0	0	0	71384	19715
2025	0	77486	0	0	77486	4874	775	0	7.3	3800	3115	8.79	64922	82.50	0	0	0	64922	16300
SUB	71575	482037	0	0	482037	27326	4820	0	6.7	25175	19439		405276		0	71575	0	333701	96173
REM	4186	257106	0	0	257106	16815	2571	0	7.5	27938	10324		199458		0	0	4186	195272	37393
TOT	75761	739142	0	0	739142	44141	7391	0	7.0	53113	29763		604734		0	71575	4186	528973	133566

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	604734	311596	169076	95924	56563	34494	21666
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	71575	49641	35020	25091	18235	13426	10004
Abandonment Costs ..	4186	1397	490	180	69	28	11
Future Net Revenue .	528973	260559	133566	70652	38259	21041	11651

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			7.0	11.2	81.8	9.7	71.6

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	59.5
Profit Index (undisc.)	7.0
(disc. @ 10.0%) .	3.8
(disc. @ 5.0%) .	5.1
First Payout (years)	10.1
Total Payout (years)	10.2
Cost of Finding ($/BOE)	9.81
NPV @ 10.0% ($/STB)	17.29
NPV @ 5.0% ($/STB)	33.73

53

Chapman Petroleum Engineering Ltd.

```
EVALUATION OF: Manning, Alberta - Prospect Best Estimate          ERGO v7.41   P2 ENERGY SOLUTIONS      PAGE   1
                                                                  GLOBAL  : 16-MAY-2011 5334
                                                                  EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2020
                                                                  RUN DATE: 16-MAY-2011 TIME: 10:07
                                                                  FILE: HmanPB4.DAX

WELL/LOCATION      - Phase 4 (Elkton/Debolt)                      TRACT FACTOR        -    100.0000 %
EVALUATED BY       -                                              ULT POOL RESERVES   -      7724 MSTB
COMPANY EVALUATED  - TAMM OIL AND GAS CORP                        PRODUCTION TO DATE  -       N/A
APPRAISAL FOR      -                                              DECLINE INDICATOR   -   EXPONENTIAL
PROJECT            - FORECAST PRICES & COSTS                      TOTAL CAPITAL COSTS -     73006 -M$-
                                                                  TOTAL ABANDONMENT   -      4709 -M$- (2034)

    INTEREST                              ROYALTIES/TAXES

    AVG WI 100.0000%                      AVG CROWN  5.32% + AVG GR  1.00%
```

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	.0	0	0	0
2017	0	83.29	.0	0	0	0
2018	0	85.03	.0	0	0	0
2019	0	86.78	1.0	0	0	0
2020	8	88.63	800.0	292	292	274
2021	8	90.52	1600.0	584	584	547
2022	8	92.45	2400.0	876	876	819
2023	8	94.41	2400.0	876	876	816
2024	8	96.42	2400.0	876	876	814
2025	8	98.46	2400.0	876	876	812
SUB				4380	4380	4083
REM				3344	3344	3092
TOT				7724	7724	7175

= P/T = == COMPANY SHARE FUTURE NET REVENUE ==

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Royalties Other -M$-	Royalties Mineral -M$-	Royalties -%-	Operating Costs Fixed -M$-	Operating Costs Variable -M$-	Operating Costs $/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	Future Net Rev 10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2017	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2018	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2019	73006	3	0	0	3	0	0	0	.0	91	0	3027.15	-88	-2940.37	0	73006	0	-73094	-32512
2020	0	25880	0	0	25880	1310	259	0	6.1	3442	1047	15.37	19823	67.89	0	0	0	19823	8016
2021	0	52864	0	0	52864	2807	529	0	6.3	3511	2136	9.67	43882	75.14	0	0	0	43882	16131
2022	0	80986	0	0	80986	4495	810	0	6.5	3581	3268	7.82	68833	78.58	0	0	0	68833	23003
2023	0	82703	0	0	82703	4797	827	0	6.8	3653	3333	7.97	70094	80.02	0	0	0	70094	21295
2024	0	84464	0	0	84464	5110	845	0	7.0	3726	3400	8.13	71384	81.49	0	0	0	71384	19715
2025	0	86251	0	0	86251	5425	863	0	7.3	3800	3468	8.30	72696	82.99	0	0	0	72696	18252
SUB	73006	413150	0	0	413150	23943	4131	0	6.8	21802	16650		346623		0	73006	0	273617	73899
REM	4709	336236	0	0	336236	21990	3362	0	7.5	31814	13502		265569		0	0	4709	260859	49028
TOT	77716	749387	0	0	749387	45933	7494	0	7.1	53616	30152		612192		0	73006	4709	534476	122927

================================== NET PRESENT VALUE (-M$-) ==================================

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	612192	300732	155901	84665	47873	28041	16942
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	73006	48223	32473	22255	15500	10955	7849
Abandonment Costs ..	4709	1496	501	176	65	25	10
Future Net Revenue .	534476	251013	122927	62234	32308	17060	9083

==================================== COMPANY SHARE ====================================

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			7.1	11.2	81.7	9.7	71.3

=================== PROFITABILITY ===================

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	58.6
Profit Index (undisc.)	6.9
(disc. @ 10.0%) .	3.7
(disc. @ 5.0%) .	5.0
First Payout (years)	11.1
Total Payout (years)	11.2
Cost of Finding ($/BOE)	10.06
NPV @ 10.0% ($/STB)	15.91
NPV @ 5.0% ($/STB)	32.50

EVALUATION OF: Manning, Alberta - Prospect Low Estimate

```
ERGO v7.41    P2 ENERGY SOLUTIONS        PAGE   1
GLOBAL  : 16-MAY-2011 5334
EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2017
RUN DATE: 16-MAY-2011 TIME: 10:08
FILE: HmanPL1.DAX
```

```
WELL/LOCATION      - Phase 1 (Elkton/Debolt)
EVALUATED BY       -
COMPANY EVALUATED  - TAMM OIL AND GAS CORP
APPRAISAL FOR      -
PROJECT            - FORECAST PRICES & COSTS
```

```
TRACT FACTOR        -    100.0000 %
ULT POOL RESERVES   -       3863 MSTB
PRODUCTION TO DATE  -       N/A
DECLINE INDICATOR   -    EXPONENTIAL
TOTAL CAPITAL COSTS -      57046 -M$-
TOTAL ABANDONMENT   -       3532 -M$- (2030)
```

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

AVG CROWN 5.07% + AVG GR 1.00%

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	1.0	0	0	0
2017	6	83.29	400.0	146	146	138
2018	6	85.03	800.0	292	292	275
2019	6	86.78	1200.0	438	438	413
2020	6	88.63	1200.0	438	438	411
2021	6	90.52	1200.0	438	438	410
2022	6	92.45	1200.0	438	438	409
2023	6	94.41	1089.5	398	398	371
2024	6	96.42	895.3	327	327	304
2025	6	98.46	735.7	269	269	249
SUB				3183	3183	2980
REM				680	680	629
TOT				3863	3863	3609

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	57046	2	0	0	2	0	0	0	.0	64	0	2140.24	-62	-2058.70	0	57046	0	-57107	-33809
2017	0	12160	0	0	12160	541	122	0	5.4	2433	493	20.04	8572	58.71	0	0	0	8572	4613
2018	0	24829	0	0	24829	1164	248	0	5.7	2481	1006	11.94	19929	68.25	0	0	0	19929	9751
2019	0	38010	0	0	38010	1832	380	0	5.8	2531	1540	9.29	31727	72.44	0	0	0	31727	14112
2020	0	38820	0	0	38820	1964	388	0	6.1	2581	1570	9.48	32316	73.78	0	0	0	32316	13067
2021	0	39648	0	0	39648	2105	396	0	6.3	2633	1602	9.67	32911	75.14	0	0	0	32911	12098
2022	0	40493	0	0	40493	2247	405	0	6.5	2686	1634	9.86	33521	76.53	0	0	0	33521	11202
2023	0	37545	0	0	37545	2178	375	0	6.8	2739	1513	10.69	30739	77.30	0	0	0	30739	9339
2024	0	31508	0	0	31508	1906	315	0	7.1	2794	1268	12.43	25224	77.19	0	0	0	25224	6967
2025	0	26439	0	0	26439	1663	264	0	7.3	2850	1063	14.57	20598	76.71	0	0	0	20598	5172
SUB	57046	289454	0	0	289454	15601	2895	0	6.4	23792	11689		235476		0	57046	0	178431	52512
REM	3532	68373	0	0	68373	4472	684	0	7.5	11803	2746		48669		0	0	3532	45137	9391
TOT	60578	357827	0	0	357827	20073	3578	0	6.6	35595	14435		284145		0	57046	3532	223568	61903

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	284145	161614	96226	59609	38217	25247	17123
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	57046	43620	33772	26447	20928	16719	13475
Abandonment Costs ..	3532	1364	551	231	101	46	21
Future Net Revenue .	223568	116630	61903	32930	17188	8483	3627

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			6.6	14.0	79.4	15.9	62.5

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	37.6
Profit Index (undisc.)	3.7
(disc. @ 10.0%) .	1.8
(disc. @ 5.0%) .	2.6
First Payout (years)	8.9
Total Payout (years)	9.0
Cost of Finding ($/BOE)	15.68
NPV @ 10.0% ($/STB)	16.02
NPV @ 5.0% ($/STB)	30.19

Chapman Petroleum Engineering Ltd.

Table 4j

EVALUATION OF: Manning, Alberta - Prospect Low Estimate

```
ERGO v7.41    P2 ENERGY SOLUTIONS        PAGE   1
GLOBAL  : 16-MAY-2011 5334
EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2018
RUN DATE: 16-MAY-2011 TIME: 10:08
FILE: HmanPL2.DAX
```

WELL/LOCATION	- Phase 2 (Elkton/Debolt)
EVALUATED BY	-
COMPANY EVALUATED	- TAMM OIL AND GAS CORP
APPRAISAL FOR	-
PROJECT	- FORECAST PRICES & COSTS

TRACT FACTOR	-	100.0000 %
ULT POOL RESERVES	-	5151 MSTB
PRODUCTION TO DATE	-	N/A
DECLINE INDICATOR	-	EXPONENTIAL
TOTAL CAPITAL COSTS	-	70171 -M$-
TOTAL ABANDONMENT	-	4709 -M$- (2031)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

AVG CROWN 5.14% + AVG GR 1.00%

Oil
MSTB

			Pool		Company Share	
Year	# of Wells	Price $/STB	STB/D	Vol	Gross	Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	.0	0	0	0
2017	0	83.29	1.0	0	0	0
2018	8	85.03	500.0	183	183	172
2019	8	86.78	1000.0	365	365	344
2020	8	88.63	1500.0	548	548	514
2021	8	90.52	1500.0	548	548	513
2022	8	92.45	1500.0	548	548	512
2023	8	94.41	1500.0	548	548	510
2024	8	96.42	1381.9	504	504	469
2025	8	98.46	1170.1	427	427	396
SUB				3669	3669	3430
REM				1482	1482	1370
TOT				5151	5151	4800

P/T COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Crown -M$-	Other -M$-	Mineral -M$-	%	Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2017	70171	2	0	0	2	0	0	0	.0	87	0	2909.60	-85	-2826.31	0	70171	0	-70256	-37812
2018	0	15518	0	0	15518	728	155	0	5.7	3308	629	21.57	10698	58.62	0	0	0	10698	5234
2019	0	31675	0	0	31675	1527	317	0	5.8	3374	1283	12.76	25174	68.97	0	0	0	25174	11197
2020	0	48525	0	0	48525	2455	485	0	6.1	3442	1963	9.87	40180	73.39	0	0	0	40180	16247
2021	0	49560	0	0	49560	2632	496	0	6.3	3511	2002	10.07	40920	74.74	0	0	0	40920	15042
2022	0	50616	0	0	50616	2809	506	0	6.6	3581	2042	10.27	41678	76.12	0	0	0	41678	13928
2023	0	51689	0	0	51689	2998	517	0	6.8	3653	2083	10.48	42439	77.51	0	0	0	42439	12893
2024	0	48633	0	0	48633	2942	486	0	7.1	3726	1957	11.27	39521	78.36	0	0	0	39521	10915
2025	0	42051	0	0	42051	2645	421	0	7.3	3800	1691	12.86	33494	78.43	0	0	0	33494	8410
SUB	70171	338269	0	0	338269	18736	3383	0	6.5	28481	13650		274018		0	70171	0	203847	56054
REM	4709	149016	0	0	149016	9746	1490	0	7.5	23044	5984		108752		0	0	4709	104042	20274
TOT	74881	487284	0	0	487284	28482	4873	0	6.8	51526	19634		382770		0	70171	4709	307889	76328

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	382770	204243	114762	67415	41150	25968	16870
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	70171	51101	37766	28289	21453	16453	12750
Abandonment Costs ..	4709	1732	667	268	112	49	22
Future Net Revenue .	307889	151410	76328	38857	19586	9467	4098

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			6.8	14.6	78.6	14.4	63.2

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	38.7
Profit Index (undisc.)	4.1
(disc. @ 10.0%) .	2.0
(disc. @ 5.0%) .	2.9
First Payout (years)	9.9
Total Payout (years)	10.0
Cost of Finding ($/BOE)	14.54
NPV @ 10.0% ($/STB)	14.82
NPV @ 5.0% ($/STB)	29.39

Chapman Petroleum Engineering Ltd.

Table 4k

EVALUATION OF: Manning, Alberta - Prospect Low Estimate

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 16-MAY-2011 5334
EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2019
RUN DATE: 16-MAY-2011 TIME: 10:08
FILE: HmanPL3.DAX

WELL/LOCATION - Phase 3 (Elkton/Debolt)
EVALUATED BY -
COMPANY EVALUATED - TAMM OIL AND GAS CORP
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 5151 MSTB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 71575 -M$-
TOTAL ABANDONMENT - 4186 -M$- (2032)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

AVG CROWN 5.21% + AVG GR 1.00%

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	.0	0	0	0
2017	0	83.29	.0	0	0	0
2018	0	85.03	1.0	0	0	0
2019	8	86.78	500.0	183	183	172
2020	8	88.63	1000.0	365	365	343
2021	8	90.52	1500.0	548	548	513
2022	8	92.45	1500.0	548	548	512
2023	8	94.41	1500.0	548	548	510
2024	8	96.42	1500.0	548	548	509
2025	8	98.46	1381.9	504	504	468
SUB				3242	3242	3026
REM				1909	1909	1765
TOT				5151	5151	4791

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	FR Oil -M$-	FR SaleGas -M$-	FR Products -M$-	FR Total -M$-	Royalties Crown -M$-	Royalties Other -M$-	Royalties Mineral -M$-	Royalties -%-	Operating Costs Fixed -M$-	Operating Costs Variable -M$-	Operating Costs $/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	Future Net Rev 10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2017	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2018	71575	3	0	0	3	0	0	0	.0	89	0	2967.80	-86	-2882.77	0	71575	0	-71661	-35062
2019	0	15837	0	0	15837	763	158	0	5.8	3374	641	22.00	10900	59.72	0	0	0	10900	4848
2020	0	32350	0	0	32350	1637	323	0	6.1	3442	1309	13.02	25639	70.24	0	0	0	25639	10367
2021	0	49560	0	0	49560	2632	496	0	6.3	3511	2002	10.07	40920	74.74	0	0	0	40920	15042
2022	0	50616	0	0	50616	2809	506	0	6.6	3581	2042	10.27	41678	76.12	0	0	0	41678	13928
2023	0	51689	0	0	51689	2998	517	0	6.8	3653	2083	10.48	42439	77.51	0	0	0	42439	12893
2024	0	52790	0	0	52790	3194	528	0	7.1	3726	2125	10.69	43218	78.94	0	0	0	43218	11936
2025	0	49662	0	0	49662	3124	497	0	7.3	3800	1997	11.49	40245	79.79	0	0	0	40245	10104
SUB	71575	302507	0	0	302507	17157	3025	0	6.7	25175	12199		244951		0	71575	0	173377	44057
REM	4186	191959	0	0	191959	12554	1920	0	7.5	26921	7708		142856		0	0	4186	138670	26283
TOT	75761	494466	0	0	494466	29711	4945	0	7.0	52096	19907		387808		0	71575	4186	312047	70340

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	387808	197278	105899	59544	34851	21122	13199
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	71575	49641	35020	25091	18235	13426	10004
Abandonment Costs ..	4186	1466	539	207	83	35	15
Future Net Revenue .	312047	146171	70340	34246	16533	7662	3180

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	38.3
Profit Index (undisc.)	4.1
(disc. @ 10.0%) .	2.0
(disc. @ 5.0%) .	2.9
First Payout (years)	10.9
Total Payout (years)	11.0
Cost of Finding ($/BOE)	14.71
NPV @ 10.0% ($/STB)	13.66
NPV @ 5.0% ($/STB)	28.38

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			7.0	14.6	78.4	14.5	63.1

57 Chapman Petroleum Engineering Ltd.

Table 41

EVALUATION OF: Manning, Alberta - Prospect Low Estimate

```
ERGO v7.41   P2 ENERGY SOLUTIONS      PAGE   1
GLOBAL  : 16-MAY-2011 5334
EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2020
RUN DATE: 16-MAY-2011 TIME: 10:08
FILE: HmanPL4.DAX
```

```
WELL/LOCATION        - Phase 4 (Elkton/Debolt)
EVALUATED BY         -
COMPANY EVALUATED    - TAMM OIL AND GAS CORP
APPRAISAL FOR        -
PROJECT              - FORECAST PRICES & COSTS
```

```
TRACT FACTOR        -   100.0000 %
ULT POOL RESERVES   -      5151 MSTB
PRODUCTION TO DATE  -       N/A
DECLINE INDICATOR   -   EXPONENTIAL
TOTAL CAPITAL COSTS -     73006 -M$-
TOTAL ABANDONMENT   -      4709 -M$- (2033)
```

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

AVG CROWN 5.27% + AVG GR 1.00%

Oil MSTB

Year	# of Wells	Price $/STB	STB/D	Pool Vol	Company Share Gross	Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	.0	0	0	0
2017	0	83.29	.0	0	0	0
2018	0	85.03	.0	0	0	0
2019	0	86.78	1.0	0	0	0
2020	8	88.63	500.0	183	183	171
2021	8	90.52	1000.0	365	365	342
2022	8	92.45	1500.0	548	548	512
2023	8	94.41	1500.0	548	548	510
2024	8	96.42	1500.0	548	548	509
2025	8	98.46	1500.0	548	548	508
SUB				2738	2738	2552
REM				2413	2413	2231
TOT				5151	5151	4783

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2017	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2018	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2019	73006	3	0	0	3	0	0	0	.0	0	0	3.51	2	83.27	0	73006	0	-73004	-32472
2020	0	16175	0	0	16175	818	162	0	6.1	3442	654	22.44	11099	60.81	0	0	0	11099	4488
2021	0	33040	0	0	33040	1754	330	0	6.3	3511	1335	13.28	26109	71.53	0	0	0	26109	9598
2022	0	50616	0	0	50616	2809	506	0	6.6	3581	2042	10.27	41678	76.12	0	0	0	41678	13928
2023	0	51689	0	0	51689	2998	517	0	6.8	3653	2083	10.48	42439	77.51	0	0	0	42439	12893
2024	0	52790	0	0	52790	3194	528	0	7.1	3726	2125	10.69	43218	78.94	0	0	0	43218	11936
2025	0	53907	0	0	53907	3391	539	0	7.3	3800	2167	10.90	44010	80.38	0	0	0	44010	11050
SUB	73006	258220	0	0	258220	14965	2582	0	6.8	21712	10407		208555		0	73006	0	135549	31421
REM	4709	242674	0	0	242674	15871	2427	0	7.5	30797	9745		183836		0	0	4709	179126	33186
TOT	77716	500894	0	0	500894	30836	5009	0	7.2	52508	20151		392391		0	73006	4709	314675	64607

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	392391	190334	97631	52557	29503	17178	10327
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	73006	48223	32473	22255	15500	10955	7849
Abandonment Costs ..	4709	1571	552	203	78	31	13
Future Net Revenue .	314675	140540	64607	30099	13926	6192	2465

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			7.2	14.5	78.3	14.6	62.8

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	37.6
Profit Index (undisc.)	4.0
(disc. @ 10.0%) .	2.0
(disc. @ 5.0%) .	2.8
First Payout (years)	11.9
Total Payout (years)	12.0
Cost of Finding ($/BOE)	15.09
NPV @ 10.0% ($/STB)	12.54
NPV @ 5.0% ($/STB)	27.28

Chapman Petroleum Engineering Ltd.

Table 4m

EVALUATION OF: Manning, Alberta - Prospect High Estimate

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 16-MAY-2011 5334
EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2017
RUN DATE: 16-MAY-2011 TIME: 10:07
FILE: HmanPH1.DAX

WELL/LOCATION	-	Phase 1 (Elkton/Debolt)
EVALUATED BY	-	
COMPANY EVALUATED	-	TAMM OIL AND GAS CORP
APPRAISAL FOR	-	
PROJECT	-	FORECAST PRICES & COSTS

TRACT FACTOR	-	100.0000 %
ULT POOL RESERVES	-	9656 MSTB
PRODUCTION TO DATE	-	N/A
DECLINE INDICATOR	-	EXPONENTIAL
TOTAL CAPITAL COSTS	-	57046 -M$-
TOTAL ABANDONMENT	-	3532 -M$- (2032)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

AVG CROWN 5.21% + AVG GR 1.00%

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	1.0	0	0	0
2017	6	83.29	1000.0	365	365	345
2018	6	85.03	2000.0	730	730	688
2019	6	86.78	3000.0	1095	1095	1031
2020	6	88.63	3000.0	1095	1095	1029
2021	6	90.52	3000.0	1095	1095	1026
2022	6	92.45	3000.0	1095	1095	1023
2023	6	94.41	2672.7	976	976	909
2024	6	96.42	2111.4	771	771	716
2025	6	98.46	1668.0	609	609	564
SUB				7830	7830	7333
REM				1826	1826	1688
TOT				9656	9656	9021

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	57046	2	0	0	2	0	0	0	.0	64	0	2140.24	-62	-2058.70	0	57046	0	-57107	-33809
2017	0	30401	0	0	30401	1353	304	0	5.4	2433	1233	10.04	25078	68.71	0	0	0	25078	13497
2018	0	62072	0	0	62072	2911	621	0	5.7	2481	2516	6.84	53543	73.35	0	0	0	53543	26197
2019	0	95024	0	0	95024	4580	950	0	5.8	2531	3849	5.83	83114	75.90	0	0	0	83114	36969
2020	0	97050	0	0	97050	4911	970	0	6.1	2581	3926	5.94	84661	77.32	0	0	0	84661	34234
2021	0	99119	0	0	99119	5263	991	0	6.3	2633	4004	6.06	86228	78.75	0	0	0	86228	31697
2022	0	101233	0	0	101233	5618	1012	0	6.6	2686	4084	6.18	87832	80.21	0	0	0	87832	29352
2023	0	92099	0	0	92099	5342	921	0	6.8	2739	3712	6.61	79385	81.38	0	0	0	79385	24117
2024	0	74308	0	0	74308	4496	743	0	7.1	2794	2991	7.51	63284	82.12	0	0	0	63284	17478
2025	0	59946	0	0	59946	3771	599	0	7.3	2850	2410	8.64	50316	82.64	0	0	0	50316	12633
SUB	57046	711254	0	0	711254	38244	7113	0	6.4	23792	28725		613379		0	57046	0	556334	192366
REM	3532	183599	0	0	183599	12007	1836	0	7.5	19723	7372		142660		0	0	3532	139128	27020
TOT	60578	894853	0	0	894853	50252	8949	0	6.6	43516	36097		756039		0	57046	3532	695462	219386

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	756039	427161	253614	157026	100762	66677	45315
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	57046	43620	33772	26447	20928	16719	13475
Abandonment Costs ..	3532	1237	455	175	70	29	13
Future Net Revenue .	695462	382304	219386	130403	79764	49928	31827

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			6.6	8.9	84.5	6.4	77.7

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	85.6
Profit Index (undisc.)	11.5
(disc. @ 10.0%) .	6.4
(disc. @ 5.0%) .	8.5
First Payout (years)	7.6
Total Payout (years)	7.7
Cost of Finding ($/BOE)	6.27
NPV @ 10.0% ($/STB)	22.72
NPV @ 5.0% ($/STB)	39.59

Chapman Petroleum Engineering Ltd.

Table 4n

EVALUATION OF: Manning, Alberta - Prospect High Estimate

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 16-MAY-2011 5334
EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2018
RUN DATE: 16-MAY-2011 TIME: 10:07
FILE: HmanPH2.DAX

WELL/LOCATION	- Phase 2 (Elkton/Debolt)
EVALUATED BY	-
COMPANY EVALUATED	- TAMM OIL AND GAS CORP
APPRAISAL FOR	-
PROJECT	- FORECAST PRICES & COSTS

TRACT FACTOR	- 100.0000 %
ULT POOL RESERVES	- 12875 MSTB
PRODUCTION TO DATE	- N/A
DECLINE INDICATOR	- EXPONENTIAL
TOTAL CAPITAL COSTS	- 70171 -M$-
TOTAL ABANDONMENT	- 4709 -M$- (2033)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

AVG CROWN 5.27% + AVG GR 1.00%

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	.0	0	0	0
2017	0	83.29	1.0	0	0	0
2018	8	85.03	1300.0	475	475	448
2019	8	86.78	2600.0	949	949	894
2020	8	88.63	4000.0	1460	1460	1372
2021	8	90.52	4000.0	1460	1460	1368
2022	8	92.45	4000.0	1460	1460	1364
2023	8	94.41	4000.0	1460	1460	1361
2024	8	96.42	3566.2	1302	1302	1210
2025	8	98.46	2821.7	1030	1030	955
SUB				9595	9595	8971
REM				3280	3280	3033
TOT				12875	12875	12003

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	FR Oil -M$-	FR SaleGas -M$-	FR Products -M$-	FR Total -M$-	Royalties Crown -M$-	Royalties Other -M$-	Royalties Mineral -M$-	-%-	Op. Costs Fixed -M$-	Op. Costs Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	Future Net Rev 10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2017	70171	2	0	0	2	0	0	0	.0	87	0	2909.60	-85	-2826.31	0	70171	0	-70256	-37812
2018	0	40347	0	0	40347	1892	403	0	5.7	3308	1635	10.42	33108	69.77	0	0	0	33108	16199
2019	0	82354	0	0	82354	3969	824	0	5.8	3374	3336	7.07	70851	74.66	0	0	0	70851	31514
2020	0	129400	0	0	129400	6548	1294	0	6.1	3442	5235	5.94	112882	77.32	0	0	0	112882	45645
2021	0	132159	0	0	132159	7018	1322	0	6.3	3511	5339	6.06	114970	78.75	0	0	0	114970	42263
2022	0	134977	0	0	134977	7491	1350	0	6.6	3581	5446	6.18	117109	80.21	0	0	0	117109	39136
2023	0	137839	0	0	137839	7995	1378	0	6.8	3653	5555	6.31	119258	81.68	0	0	0	119258	36231
2024	0	125506	0	0	125506	7593	1255	0	7.1	3726	5051	6.74	107881	82.88	0	0	0	107881	29795
2025	0	101405	0	0	101405	6378	1014	0	7.3	3800	4077	7.65	86136	83.63	0	0	0	86136	21627
SUB	70171	883989	0	0	883989	48884	8840	0	6.5	28481	35674		762110		0	70171	0	691938	224598
REM	4709	329794	0	0	329794	21569	3298	0	7.5	30362	13243		261322		0	0	4709	256612	48790
TOT	74881	1213783	0	0	1213783	70453	12138	0	6.8	58844	48917		1023432		0	70171	4709	948551	273388

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	1023432	550354	311706	184482	113373	71972	47000
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	70171	51101	37766	28289	21453	16453	12750
Abandonment Costs ..	4709	1571	552	203	78	31	13
Future Net Revenue .	948551	497682	273388	155990	91842	55488	34237

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			6.8	8.9	84.3	5.8	78.1

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	92.0
Profit Index (undisc.)	12.7
(disc. @ 10.0%) .	7.1
(disc. @ 5.0%) .	9.4
First Payout (years)	8.5
Total Payout (years)	8.6
Cost of Finding ($/BOE)	5.82
NPV @ 10.0% ($/STB)	21.23
NPV @ 5.0% ($/STB)	38.65

60 Chapman Petroleum Engineering Ltd.

Table 4o

EVALUATION OF: Manning, Alberta - Prospect High Estimate

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 16-MAY-2011 5334
EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2019
RUN DATE: 16-MAY-2011 TIME: 10:07
FILE: HmanPH3.DAX

WELL/LOCATION	- Phase 3 (Elkton/Debolt)
EVALUATED BY	-
COMPANY EVALUATED	- TAMM OIL AND GAS CORP
APPRAISAL FOR	-
PROJECT	- FORECAST PRICES & COSTS

TRACT FACTOR	- 100.0000 %
ULT POOL RESERVES	- 12875 MSTB
PRODUCTION TO DATE	- N/A
DECLINE INDICATOR	- EXPONENTIAL
TOTAL CAPITAL COSTS	- 71575 -M$-
TOTAL ABANDONMENT	- 4186 -M$- (2034)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

AVG CROWN 5.32% + AVG GR 1.00%

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	.0	0	0	0
2017	0	83.29	.0	0	0	0
2018	0	85.03	1.0	0	0	0
2019	8	86.78	1300.0	475	475	447
2020	8	88.63	2600.0	949	949	891
2021	8	90.52	4000.0	1460	1460	1368
2022	8	92.45	4000.0	1460	1460	1364
2023	8	94.41	4000.0	1460	1460	1361
2024	8	96.42	4000.0	1460	1460	1357
2025	8	98.46	3566.2	1302	1302	1207
SUB				8565	8565	7995
REM				4310	4310	3985
TOT				12875	12875	11980

- P/T - COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2017	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2018	71575	3	0	0	3	0	0	0	.0	89	0	2967.80	-86	-2882.77	0	71575	0	-71661	-35062
2019	0	41177	0	0	41177	1985	412	0	5.8	3374	1668	10.63	33738	71.10	0	0	0	33738	15007
2020	0	84110	0	0	84110	4256	841	0	6.1	3442	3402	7.21	72169	76.05	0	0	0	72169	29182
2021	0	132159	0	0	132159	7018	1322	0	6.3	3511	5339	6.06	114970	78.75	0	0	0	114970	42263
2022	0	134977	0	0	134977	7491	1350	0	6.6	3581	5446	6.18	117109	80.21	0	0	0	117109	39136
2023	0	137839	0	0	137839	7995	1378	0	6.8	3653	5555	6.31	119258	81.68	0	0	0	119258	36231
2024	0	140773	0	0	140773	8517	1408	0	7.0	3726	5666	6.43	121457	83.19	0	0	0	121457	33545
2025	0	128161	0	0	128161	8061	1282	0	7.3	3800	5153	6.88	109866	84.40	0	0	0	109866	27585
SUB	71575	799199	0	0	799199	45322	7992	0	6.7	25175	32229		688480		0	71575	0	616906	187886
REM	4186	433352	0	0	433352	28341	4334	0	7.5	34239	17401		349037		0	0	4186	344851	64431
TOT	75761	1232550	0	0	1232550	73664	12325	0	7.0	59414	49630		1037517		0	71575	4186	961757	252317

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	1037518	531888	287783	163021	96057	58563	36784
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	71575	49641	35020	25091	18235	13426	10004
Abandonment Costs ..	4186	1330	446	157	58	22	9
Future Net Revenue .	961757	480917	252317	137772	77764	45115	26771

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			7.0	8.8	84.2	5.8	78.0

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	92.9
Profit Index (undisc.)	12.7
(disc. @ 10.0%) .	7.1
(disc. @ 5.0%) .	9.4
First Payout (years)	9.5
Total Payout (years)	9.6
Cost of Finding ($/BOE)	5.88
NPV @ 10.0% ($/STB)	19.60
NPV @ 5.0% ($/STB)	37.35

Chapman Petroleum Engineering Ltd.

Table 4p

EVALUATION OF: Manning, Alberta - Prospect High Estimate

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 16-MAY-2011 5334
EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2020
RUN DATE: 16-MAY-2011 TIME: 10:07
FILE: HmanPH4.DAX

WELL/LOCATION - Phase 4 (Elkton/Debolt)
EVALUATED BY -
COMPANY EVALUATED - TAMM OIL AND GAS CORP
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 12875 MSTB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 73006 -M$-
TOTAL ABANDONMENT - 4709 -M$- (2035)

INTEREST

AVG WI 100.0000%

ROYALTIES/TAXES

AVG CROWN 5.37% + AVG GR 1.00%

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	.0	0	0	0
2017	0	83.29	.0	0	0	0
2018	0	85.03	.0	0	0	0
2019	0	86.78	1.0	0	0	0
2020	8	88.63	1300.0	475	475	446
2021	8	90.52	2600.0	949	949	889
2022	8	92.45	4000.0	1460	1460	1364
2023	8	94.41	4000.0	1460	1460	1361
2024	8	96.42	4000.0	1460	1460	1357
2025	8	98.46	4000.0	1460	1460	1354
SUB				7264	7264	6771
REM				5611	5611	5188
TOT				12875	12875	11959

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2017	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2018	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2019	73006	3	0	0	3	0	0	0	.0	91	0	3027.15	-88	-2940.37	0	73006	0	-73094	-32512
2020	0	42055	0	0	42055	2128	421	0	6.1	3442	1701	10.84	34363	72.42	0	0	0	34363	13895
2021	0	85903	0	0	85903	4561	859	0	6.3	3511	3470	7.36	73502	77.45	0	0	0	73502	27019
2022	0	134977	0	0	134977	7491	1350	0	6.6	3581	5446	6.18	117109	80.21	0	0	0	117109	39136
2023	0	137839	0	0	137839	7995	1378	0	6.8	3653	5555	6.31	119258	81.68	0	0	0	119258	36231
2024	0	140773	0	0	140773	8517	1408	0	7.0	3726	5666	6.43	121457	83.19	0	0	0	121457	33545
2025	0	143752	0	0	143752	9042	1438	0	7.3	3800	5779	6.56	123693	84.72	0	0	0	123693	31056
SUB	73006	685301	0	0	685301	39734	6853	0	6.8	21802	27618		589294		0	73006	0	516288	148370
REM	4709	564233	0	0	564233	36901	5642	0	7.5	38115	22657		460919		0	0	4709	456209	84060
TOT	77716	1249535	0	0	1249535	76635	12495	0	7.1	59917	50275		1050213		0	73006	4709	972497	232430

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	1050213	513325	265359	143892	81303	47609	28765
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	73006	48223	32473	22255	15500	10955	7849
Abandonment Costs ..	4709	1425	456	153	54	20	8
Future Net Revenue .	972497	463678	232430	121483	65749	36634	20908

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	100.0	100.0					
% of Future Revenue.			7.1	8.8	84.0	5.8	77.8

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	93.9
Profit Index (undisc.)	12.5
(disc. @ 10.0%) .	7.1
(disc. @ 5.0%) .	9.3
First Payout (years)	10.5
Total Payout (years)	10.6
Cost of Finding ($/BOE)	6.04
NPV @ 10.0% ($/STB)	18.05
NPV @ 5.0% ($/STB)	36.01

62 Chapman Petroleum Engineering Ltd.



Figure 8

TAMM OIL AND GAS CORP.
Manning, Alberta
Prospect Analysis (Arithmetic Average)
Forecast Case

Figure 8
(cont'd)

TAMM OIL AND GAS CORP.
Manning, Alberta
Prospect Analysis (Arithmetic Average)
Forecast Case

ECONOMIC PARAMETERS

Risk Components, POS	%
Source	100
Reservoir	60
Trap/Seal	90
Timing/Migration	100
Scheme Efficacy	60
Geological Success	32
Commerciality Factor	70
Commercial Success	23

TOTAL VALUES

Discount Rate, %	undisc.	5	10	15	20
Net Capital Exposure, MM$	23	21	20	18	16
Unrisked Value, MM$	2,350	1,193	633	347	195
Risked Value, MM$	523	258	130	66	32
Minimum Prob. of Success Req'd, %	1.0	1.8	3.0	5.0	7.7

Chapman Petroleum Engineering Ltd.

EVALUATION OF
PROSPECTIVE RESOURCES

MANNING AREA
ALBERTA

Farmee Position

January 1, 2011
(December 31, 2010)

Chapman Petroleum Engineering Ltd.

PROSPECT SYNOPSIS
MANNING AREA
ALBERTA

This Prospect Synopsis contains the information required to be disclosed under NI 51-101, Sec. 5.9. More details regarding the prospects are presented in the Report Discussion which follows.

(a) The Company owns a 100 percent working interest in the property,

(b) The subject exploration lands are located in the Manning area, Alberta,

(c) The expected product from a successful operation is heavy oil,

(d) The main risk associated with recovery of these resources are mobility of the heavy oil under the proposed scheme and the efficacy of the scheme. Secondarily a commercially viable fuel source is essential for the implementation of this scheme,

(e) The economic and risk analysis, justifying the participation in this project is presented in the Discussion of the report and a summary of the "before and after risk" values for the typical four section development block evaluated herein is presented below:

Company Net Value, Thousands of Dollars

	Before Risk	After Risk
Undiscounted	1,170,878	256,908
Discounted @ 5%/year	592,266	124,350
Discounted @ 10%/year	312,386	169,855
Discounted @ 15%/year	169,855	28,243
Discounted @ 20%/year	94,051	11,331

This report was prepared by a "Qualified Reserves Evaluator and Auditor" who is independent of the Company.

Chapman Petroleum Engineering Ltd.

MANNING AREA

ALBERTA

INDEX

Ownership
Geology
Petroleum Initially-In-Place (Heavy Oil)
Development Scheme
Prospective Resources
Productivity Estimate
Product Prices
Operating Environment
Capital Expenditures
Operating Costs
Economics and Risk

Attachments

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Best Estimate
e) Phase 1, Elkton/Debolt
f) Phase 2, Elkton/Debolt
g) Phase 3, Elkton/Debolt
h) Phase 4, Elkton/Debolt

Low Estimate
i) Phase 1, Elkton/Debolt
j) Phase 2, Elkton/Debolt
k) Phase 3, Elkton/Debolt
l) Phase 4, Elkton/Debolt

High Estimate
m) Phase 1, Elkton/Debolt
n) Phase 2, Elkton/Debolt
o) Phase 3, Elkton/Debolt
p) Phase 4, Elkton/Debolt

Figure 8:   Risk Analysis

Chapman Petroleum Engineering Ltd.

MANNING AREA
ALBERTA
DISCUSSION

Ownership

Cougar Oil and Gas Canada Inc. (the Farmee) will earn a 50 percent working interest in 33,920 acres (53 sections) in this area as shown on the maps in Figure 2 and Figure 3, by spending a total of $9,000,000 over a two year period, as detailed in Tables 1 and 3a. Then, the Farmee would be the Operator of the Manning Project. Production would be subject to applicable Crown royalties and a Gross overriding royalty.

A detailed description of the lands, interests and royalties for the area is presented in Table 1.

Geology

The Manning area contains the updip edge of a number of shallowing upward carbonate cycles in the Debolt and Elkton formations of Mississippian Age as can be seen of the cross-section (Figure 1). These formations were deposited on a carbonate rich shallow passive continental margin. The clean upper portions of each cycle have been preserved as porous limestone with abundant crinoids for the most part though dolomitization has often occurred at the erosional unconformity. The Elkton and Lower Debolt cycles have appreciably thicker and better quality heavy oil reservoirs than the thinner cycles of the Upper Debolt. The entire Mississippian section dips gently to the southwest. These porous heavy oil reservoirs have been sealed by the Lower Cretaceous shales of the Bullhead Group, whose southward transgression commenced by the deposition of the marine clastics of the Bluesky Formation.

The heavy oil reservoir of the two thickest zones in the heavy oil saturated Mississippian were mapped; the Elkton Formation is illustrated in Figure 2 and the Lower Debolt in Figure 3. Both maps show the TAMM property located in proximity of the erosional updip edge of both formations. There is a regional downdip water line for both zones but it is not present on this map area as both the Elkton and Lower Debolt formations are saturated with heavy oil in this area. The isopach mapping of these heavy oil reservoirs excluded transitional zones of appreciably less porosity in the lower parts of each unit so that only the highest quality heavy oil reservoir has been mapped. The excellent reservoir parameters including good porosity and high resistivity of both

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zones is illustrated on both the cross-section and the pay zones as shown on the log analysis of well 6-34-90-24W5M (Figure 4).

Petroleum Initially-In-Place (Heavy Oil)

Total heavy oil in place was determined on the Company lands for the two most significant potential carbonate reservoir zones in the area, the Elkton and Lower Debolt formations and amounted to over 2,700 million barrels of oil. This was based on volumetric calculations using the detailed net oil reservoir mapping of both zones (Figures 2 and 3). Planimetering these maps results in an average heavy oil reservoir thickness of 51 feet in the Elkton and 32 feet in the Lower Debolt.

Other reservoir parameters were determined from petrophysical analysis of a typical well, 6-34-90-24W5M (Figure 4). This well is located on the TAMM property and was drilled in 1988 to below the base of the Elkton Formation and logged with a complete modern logging suite before being abandoned. A log analysis of the heavy oil saturated Debolt to Elkton interval clearly identified two major heavy oil reservoirs, the Elkton and Lower Debolt formations. Heavy oil is also present in the upper Debolt M2, M3 and M4 units but these units have appreciably less heavy oil reservoir thickness. Porosity for both formations was very close with an average porosity of 18% for the Elkton Formation and 20% for the Lower Debolt Formation. There was a greater difference in average water saturation calculations with the Elkton Formation have a value of 38% and the Lower Debolt a value of 22%. Using these parameters results in a Petroleum Initially-In-Place (heavy oil) determination of 1,264 MMSTB for the Elkton and 1,449 MMSTB for the Lower Debolt as shown in the volumetric calculation on Tables 2i and 2j.

Development Scheme

To examine the economic feasibility of these resources, we have developed a conceptual scheme with which to develop a four section portion of the property that should reasonably portray the critical factors in the analysis.

The exploitation of heavy oil deposits in carbonate reservoirs is in its early stage in the Western Canadian Sedimentary Basin. Currently there are several schemes under investigation and preliminary development but there are currently no schemes on commercial production, although there are numerous successful schemes around the world. Carbonate reservoirs offer some unsolved challenges for efficient recovery of the oil, which are not present in the more

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conventional unconsolidated sands. Mainly, the reservoirs are not as homogeneous as conventional sands and therefore are less predictable for temperature distribution and productivity. Our conceptual scheme design involves horizontal producers extending between vertical steam injectors distributed on a pattern. The horizontal producers help ensure maximum wellbore exposure to the reservoir, which may have irregular permeability distribution due to secondary porosity and fractures. The vertical steam injectors configured in a pattern are meant to provide uniform distribution of heat to the reservoir. It is believed that with today's drilling technology that both the Elkton and Debolt zones could be exploited at the same time.

Our overall scheme evaluated herein involves a five phase steam injection project. Firstly, a pilot project would be implemented consisting of two dual leg horizontal producers and eight vertical steam injectors, as shown on Figure 5. The horizontal producing wells would have two legs, one in each petroleum bearing zone, i.e. Elkton and Lower Debolt. Likewise, the steam injectors would be dually completed to allow controlled injection in the respective zones. The injectors are spaced at 200 m and lie between two parallel horizontals which are 200 m apart. The steam generator is centrally located to minimize heat loss.

The scheme development reflects certain timing issues related to design, regulatory approvals, implementation of each stage, and production response. We have assumed that more exploration would be done (core holes and lab work) during 2011. The design and approvals would be completed during 2012 and the pilot implemented in 2013. The pilot would be operated and evaluated during 2014. The projected time schedule is presented on Figure 5.

For the pilot project stage, we anticipate to purchase locally available natural gas as a fuel for steam generation. Once the pilot has proven successful, we anticipate tying into an adjacent NOVA line. As a backup measure, we would have dual fuel steamers which would run on diesel fuel in case of gas shortage.

Pending results of the pilot and further regulatory applications, we have scheduled the expansion and development of the full project in four stages over time commencing in 2016. The time table of development schedule is shown on Figure 5, while the full development scheme is presented on Figures 6 and 7.

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Prospective Resources

The oil gravity in these carbonate deposits is anticipated to be about 15° API, based on oil analyses from the Elkton zones in well 6-34-90-24W5, which is located in the southern portion of this accumulation. It is anticipated that this heavy oil will only be recoverable through continuous steam injection.

We have prepared an assessment of the prospective resources covering a typical four section block for the Elkton and Debolt intervals in the Company's Manning area property. Our analysis results in estimated prospective resources of 30,897 MSTB for the Best Estimate, 21,247 MSTB for the Low Estimate and 50,212 MSTB for the High Estimate assuming recovery factors of 15, 10 and 25 percent of petroleum in place, respectively.

A summary of resources is presented in Table 2, and the resources and reservoir parameters are presented in tables 2a through 2h.

Productivity Estimate

For the Best Estimate case, it is expected that each well will commence producing at an initial rate of 100 STB/d from the two zones, increase to 200 STB/d the following year and 300 STB/d for the consecutive four years, then commence a gradual decline to economic limits.

For the Low Estimate case, the initial production rate is expected to be 75 STB/d, increase to 150 STB/d and max at 225 STB/d before starting a gradual decline.

For the High Estimate, the expected rates are 150, 300 and 450 STB/d per well following the same profiles.

Product Prices

An equivalent of 2011 price of $69.47 per STB of heavy oil was utilized for this resource evaluation, reflecting a -$5.00 per STB quality adjustment to posted Alberta heavy oil.

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Operating Environment

The prospect is located in northwest Alberta and there are several oil and gas exploitation projects in the area, which should facilitate the building of infrastructure and provide natural gas supply for heat generation during the pilot.

Capital Expenditures

Total capital expenditures for fully developed project have been estimated to be $238,222,000 ($123,661,000 net to the Farmee) as detailed in Table 3a.

Of this, $9,000,000 will be spent by the Farmee in 2011 and 2012 on exploration (core holes and seismic) over the Company's lands to earn the 50 percent working interest position in two stages. It is expected that each dual leg horizontal producing well would cost $2,500,000 to drill and complete while each vertical steam injector would cost $450,000.

The rest of the capital is for steam generation plants and steam distribution system and tie-in for anticipated natural gas supply. The Company plans to tie-in into a Nova line conveniently present in the vicinity of the planned project.

Total abandonment and restoration liabilities of $13,997,000 ($6,998,000 net to the Farmee) have been estimated for this project.

Operating Costs

Operating costs have been estimated as $240,000 per year for each pair of producers, to operate steam generators, plus $20,000 per producing well per month plus a cost per STB produced that was escalated from $2.25 to $3.00 per STB to reflect the anticipated increase in Natural gas price over the project years. The cost of steam generation was based an a 3:1 ratio, of barrels of steam to barrels of oil produced.

Economics and Risk

The results of the economic analysis, before income tax are summarized in Table 4, and the before risk consolidated cash flows are presented in Tables 4a, 4b and 4c, for the best, low and

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high estimates, respectively, while the individual cash flows are presented in tables 4d through 4p. The before risk analysis represents the results of an assumed successful thermal scheme development model having parameters which are considered to be reasonable based on the information available. This is the 100% probability of success (POS) case.

A risk analysis has been performed to determine the feasibility of the Farmee participating in this project and to determine the after risk value before income tax, utilizing the "Expected Value" technique applied to the arithmetic average of the best, low and high estimate results, a presentation of which is shown in Figure 8.

The net capital exposure (POS-0%) of this project net to the Farmee is $16,096,518 and incudes $9,000,000 (at 100%), for preliminary exploration in 2011 and 2012 $6,046,00 to implement a pilot project in 2013 plus $650,000 for one year of operating expense. For the purposes of risk analysis the capital expenditures were escalated at 2 percent per year and discounted at 15 percent per year, thus being $14,057,041.

The pilot project envisioned involves eight vertical steam injectors, two dual leg horizontal producers, a steam generation facility, and steam and production pipelines plus a tie-in for fuel gas.

The results of the risk analysis before income tax indicate that in order to achieve a 15 percent rate of return a minimum POS of 7.6 percent would be required for the average estimate. Since we have estimated a POS of 23 percent, the Farmee's development of this prospect is considered feasible.

In establishing our probability of success, consideration has been given to both geological and commerciality factors. The geological factors include the four main geological components of a petroleum system needed for commercial production, source rocks available to generate hydrocarbons, reservoir rocks to accumulate hydrocarbons, a stratigraphic or structural trapping mechanism with a seal to hold hydrocarbons and a mechanism and proper geological timing allowing for hydrocarbons to migrate into the trap. A further risk factor has been added in this special circumstance to account for scheme efficacy, in other words whether or not the reservoir rock and fluids would be responsive to the proposed steam stimulation scheme.

The ranges of probability of success assigned to each of these geological factors can be qualitatively described so that POS 5% to 30% is unfavourable, POS 30% to 50% is questionable,

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POS 50% is neutral, POS 50% to 70% is encouraging and POS 70% to 95% is considered favourable. A neutral assessment would apply in cases of lack of data or information. The product of all five of these factors results in the overall geological POS.

For further clarification, because of the extensive geological mapping and presence of consistently high quality reservoirs based on log analysis of numerous wells on this accumulation, we consider the factors for source and timing of migration to be 100% and the trap and seal to be 90%, reflecting the observed presence of this heavy oil accumulation. Additionally, the reservoir quality is high, thus a 60% factor. The greatest uncertainty lies with the scheme efficacy, however, and exhaustive review of technical literature revealed numerous successfully producing heavy or extra heavy oil carbonate reservoirs under thermal enhancement schemes around the world providing support for the success of the scheme. (1)

The commerciality factor, which has been applied, accounts for the possibility that after a successful pilot, the scheme which is implemented would not perform as predicted on our model.

The main risks associated with recovery of these resources are mobility of the heavy oil under the proposed scheme and the efficacy of the scheme. Secondarily a commercially viable fuel source is essential for the implementation of this scheme,

Reference (1): Alberta carbonates – the third trillion, by Dr. Eddy Isaacs, Alberta Energy Research Institute (AERI), Canada, Mr. J.M. Alvarez, Alberta Research Council, Canada, presented at the 19th World Petroleum Congress, Spain 2008, Forum 06: Carbonate reservoirs.

Chapman Petroleum Engineering Ltd.

Table 1

Schedule of Lands, Interests and Royalty Burdens
January 1, 2011

Cougar Oil and Gas Canada Inc.

Manning Area, Alberta

| Description | Rights Owned | Gross Acres | Appraised Interest | | Royalty Burdens | |
			Working %	Royalty %	Basic %	Overriding %
Twp 89 Rge 18 W5M (1) Sec 5-8	[A]	1,280	50.0000 (2)	-	Oil Sands	1.0000
Twp 89 Rge 19 W5M (1) Sec 1,2,11,12	[A]	2,560	50.0000 (2)	-	Oil Sands	1.0000
Twp 89 Rge 24 W5M Sec 35,36	[A]	1,280	50.0000 (2)	-	Oil Sands	1.0000
Twp 90 Rge 24 W5M Sec 31-36	[A]	3,840	50.0000 (2)	-	Oil Sands	1.0000
Twp 90 Rge 25 W5M Sec 13-15, 22-26	[B]	5,120	50.0000 (2)	-	NC	-
Twp 91 Rge 23 W5M Sec 18	[A]	640	50.0000 (2)	-	Oil Sands	1.0000
Twp 91 Rge 24 W5M Sec 3-10, 15-18, 21-22	[A]	8,960	50.0000 (2)	-	Oil Sands	1.0000
Twp 91 Rge 25 W5M Sec 1, 11-14, 20-21, 28,29,32	[B]	6,400	50.0000 (2)	-	NC	-
Twp 91 Rge 25 W5M Sec 22-27	[B]	3,840	50.0000 (2)	-	NC	-
Total		33,920				

Rights Owned : [A] All Heavy Oil from Top of Peace River Fm to Base of Pekisko Fm
Rights Owned : [B] All P & NG

Note: (1) Not shown on map.
(2) The Company will earn a 50% working interest after paying $9,000,000 of Capital Expenditures, as detailed in Table 3a.

Chapman Petroleum Engineering Ltd.

Table 2

Summary of Resources
January 1, 2011

Manning Area, Alberta

Description			Initial Rate STB/d	API Gravity (Deg)	Discovered PIIP (MSTB)	Prospective Resources (MSTB)	Reference
Heavy Oil							
Prospective Resources - Best Estimate							
Best Estimate							
Pilot Project	Elkton	(1)	90	15	6,859	1,029	Table 2a
Pilot Project	Lower Debolt	(1)	60	15	6,016	902	Table 2d
Phase 1	Elkton		242	15	20,577	3,087	Table 2b
Phase 1	Lower Debolt		208	15	18,048	2,707	Table 2e
Phase 2	Elkton/L.Debolt		600	15	51,493	7,724	Analogy
Phase 3	Elkton/L.Debolt		600	15	51,493	7,724	Analogy
phase 4	Elkton/L.Debolt		600	15	51,493	7,724	Analogy
Total:			2,400		205,980	30,897	
Prospective Resources - Low Estimate							
Pilot Project	Elkton		90	15	6,859	1,028	Table 2a
Pilot Project	Lower Debolt		60	15	6,016	902	Table 2d
Phase 1	Elkton		186	15	20,577	2,058	Table 2c
Phase 1	Lower Debolt		214	15	18,048	1,805	Table 2e
Phase 2	Elkton/L.Debolt		550	15	34,338	5,151	Analogy
Phase 3	Elkton/L.Debolt		550	15	34,338	5,151	Analogy
phase 4	Elkton/L.Debolt		550	15	34,338	5,151	Analogy
Total:			2,200		154,513	21,247	
Prospective Resources - High Estimate							
Pilot Project	Elkton		90	15	6,859	1,028	Table 2a
Pilot Project	Lower Debolt		60	15	6,016	902	Table 2d
Phase 1	Elkton		450	15	20,577	5,144	Table 2g
Phase 1	Lower Debolt		300	15	18,048	4,512	Table 2h
Phase 2	Elkton/L.Debolt		900	15	85,831	12,875	Analogy
Phase 3	Elkton/L.Debolt		900	15	85,831	12,875	Analogy
phase 4	Elkton/L.Debolt		900	15	85,831	12,875	Analogy
Total:			3,600		308,993	50,212	
Petroleum Initially in Place -Total TAMM Lands							
30,080 Sections	Elkton		n/a	15	1,264,000	n/a	Table 2i
30,080 Sections	Lower Debolt		n/a	15	1,449,000	n/a	Table 2j
Total (2)					2,713,000		

Note: (1) The quotted pilot project reserves are accounted for in the Best Estimane category above.

(2) The above quotted PIIP and Resource numbers are part of this total and not additive to it

Table 2a

SUMMARY OF GROSS RESOURCE ESTIMATE AND RESERVOIR PARAMETERS
JANUARY 1, 2011

MANNING AREA, ALBERTA

	Best Estimate Manning Elkton Pilot (1)
RESERVOIR PARAMETERS	
Reservoir Pressure, psia	1,005
Reservoir Temperature, deg F	70
Average Porosity, %	18
Average Water Saturation, %	38
Formation Volume Factor, RB/STB	1.030
Petroleum Initially in Place, STB/ac.ft	840.6
Recovery Factor, %	15
RESOURCE VOLUMES	
Net Pay, ft	51.0
Area, acres	160
Petroleum Initially in Place, MSTB	6,859
Resources Initially in Place, MSTB	1,029

Note: (1) Interval 680.0 - 696.0 m KB.

Chapman Petroleum Engineering Ltd.

Table 2b

SUMMARY OF GROSS RESOURCE ESTIMATE AND RESERVOIR PARAMETERS
JANUARY 1, 2011

MANNING AREA, ALBERTA

	Best Estimate Manning Lower Debolt Pilot (1)
RESERVOIR PARAMETERS	
Reservoir Pressure, psia	1,005
Reservoir Temperature, deg F	70
Average Porosity, %	20
Average Water Saturation, %	22
Formation Volume Factor, RB/STB	1.030
Petroleum Initially in Place, STB/ac.ft	1175.0
Recovery Factor, %	15
RESOURCE VOLUMES	
Net Pay, ft	32.0
Area, acres	160
Petroleum Initially in Place, MSTB	6,016
Resources Initially in Place, MSTB	902

Note: (1) Interval 662.0 - 669.0 m KB.

Chapman Petroleum Engineering Ltd.

Table 2c

SUMMARY OF GROSS RESOURCE ESTIMATE AND RESERVOIR PARAMETERS
JANUARY 1, 2011

MANNING AREA, ALBERTA

	Best Estimate Manning Elkton (1)

RESERVOIR PARAMETERS

Reservoir Pressure, psia	1,005
Reservoir Temperature, deg F	70
Average Porosity, %	18
Average Water Saturation, %	38
Formation Volume Factor, RB/STB	1.030
Petroleum Initially in Place, STB/ac.ft	840.6
Recovery Factor, %	15

RESOURCE VOLUMES

Net Pay, ft	51.0
Area, acres	480
Petroleum Initially in Place, MSTB	20,577
Resources Initially in Place, MSTB	3,087

Note: (1) Interval 680.0 - 696.0 m KB.

Chapman Petroleum Engineering Ltd.

Table 2d

SUMMARY OF GROSS RESOURCE ESTIMATE AND RESERVOIR PARAMETERS
JANUARY 1, 2011

MANNING AREA, ALBERTA

	Low Estimate Manning Elkton (1)
RESERVOIR PARAMETERS	
Reservoir Pressure, psia	1,005
Reservoir Temperature, deg F	70
Average Porosity, %	18
Average Water Saturation, %	38
Formation Volume Factor, RB/STB	1.030
Petroleum Initially in Place, STB/ac.ft	840.6
Recovery Factor, %	10
RESOURCE VOLUMES	
Net Pay, ft	51.0
Area, acres	480
Petroleum Initially in Place, MSTB	20,577
Resources Initially in Place, MSTB	2,058

Note: (1) Interval 680.0 - 696.0 m KB.

Chapman Petroleum Engineering Ltd.

Table 2e

SUMMARY OF GROSS RESOURCE ESTIMATE AND RESERVOIR PARAMETERS
JANUARY 1, 2011

MANNING AREA, ALBERTA

	High Estimate Manning Elkton (1)
RESERVOIR PARAMETERS	
Reservoir Pressure, psia	1,005
Reservoir Temperature, deg F	70
Average Porosity, %	18
Average Water Saturation, %	38
Formation Volume Factor, RB/STB	1.030
Petroleum Initially in Place, STB/ac.ft	840.6
Recovery Factor, %	25
RESOURCE VOLUMES	
Net Pay, ft	51.0
Area, acres	480
Petroleum Initially in Place, MSTB	20,577
Resources Initially in Place, MSTB	**5,144**

Note: (1) Interval 680.0 - 696.0 m KB.

Chapman Petroleum Engineering Ltd.

Table 2f

SUMMARY OF GROSS RESOURCE ESTIMATE AND RESERVOIR PARAMETERS
JANUARY 1, 2011

MANNING AREA, ALBERTA

	Best Estimate Manning Lower Debolt (1)
RESERVOIR PARAMETERS	
Reservoir Pressure, psia	1,005
Reservoir Temperature, deg F	70
Average Porosity, %	20
Average Water Saturation, %	22
Formation Volume Factor, RB/STB	1.030
Petroleum Initially in Place, STB/ac.ft	1175.0
Recovery Factor, %	15
RESOURCE VOLUMES	
Net Pay, ft	32.0
Area, acres	480
Petroleum Initially in Place, MSTB	18,048
Resources Initially in Place, MSTB	2,707

Note: (1) Interval 662.0 - 669.0 m KB.

Chapman Petroleum Engineering Ltd.

Table 2g

SUMMARY OF GROSS RESOURCE ESTIMATE AND RESERVOIR PARAMETERS
JANUARY 1, 2011

MANNING AREA, ALBERTA

	Low Estimate Manning Lower Debolt (1)
RESERVOIR PARAMETERS	
Reservoir Pressure, psia	1,005
Reservoir Temperature, deg F	70
Average Porosity, %	20
Average Water Saturation, %	22
Formation Volume Factor, RB/STB	1.030
Petroleum Initially in Place, STB/ac.ft	1175.0
Recovery Factor, %	10
RESOURCE VOLUMES	
Net Pay, ft	32.0
Area, acres	480
Petroleum Initially in Place, MSTB	18,048
Resources Initially in Place, MSTB	1,805

Note: (1) Interval 662.0 - 669.0 m KB.

Chapman Petroleum Engineering Ltd.

Table 2h

SUMMARY OF GROSS RESOURCE ESTIMATE AND RESERVOIR PARAMETERS
JANUARY 1, 2011

MANNING AREA, ALBERTA

	High Estimate Manning Lower Debolt (1)
RESERVOIR PARAMETERS	
Reservoir Pressure, psia	1,005
Reservoir Temperature, deg F	70
Average Porosity, %	20
Average Water Saturation, %	22
Formation Volume Factor, RB/STB	1.030
Petroleum Initially in Place, STB/ac.ft	1175.0
Recovery Factor, %	25
RESOURCE VOLUMES	
Net Pay, ft	32.0
Area, acres	480
Petroleum Initially in Place, MSTB	18,048
Resources Initially in Place, MSTB	4,512

Note: (1) Interval 662.0 - 669.0 m KB.

Table 2i

SUMMARY OF GROSS RESOURCE ESTIMATE AND RESERVOIR PARAMETERS
JANUARY 1, 2011

MANNING AREA, ALBERTA

	AREA TOTAL Elkton (1)
RESERVOIR PARAMETERS	
Reservoir Pressure, psia	1,005
Reservoir Temperature, deg F	70
Average Porosity, %	18
Average Water Saturation, %	38
Formation Volume Factor, RB/STB	1.030
Petroleum Initially in Place, STB/ac.ft	840.6
RESOURCE VOLUMES	
Net Pay, ft	50.0 (2)
Area, acres	30,080
Petroleum Initially in Place, MMSTB	1,264

Note: (1) Interval 648.0 - 663.0 m KB.
      (2) Average net pay determined by planimetering.

Table 2j

SUMMARY OF GROSS RESOURCE ESTIMATE AND RESERVOIR PARAMETERS
JANUARY 1, 2011

MANNING AREA, ALBERTA

	AREA TOTAL Lower Debolt (1)
RESERVOIR PARAMETERS	
Reservoir Pressure, psia	1,005
Reservoir Temperature, deg F	70
Average Porosity, %	20
Average Water Saturation, %	22
Formation Volume Factor, RB/STB	1.030
Petroleum Initially in Place, STB/ac.ft	1175.0
RESOURCE VOLUMES	
Net Pay, ft	41.0 (2)
Area, acres	30,080
Petroleum Initially in Place, MMSTB	1,449

Note: (1) Interval 624.0 - 637.0 m KB.
      (2) Average net pay determined by planimetering.

Chapman Petroleum Engineering Ltd.

Table 3a

Summary of Anticipated Capital Expenditures
Development

January 1, 2011

Cougar Oil and Gas Canada Inc.

Manning Area, Alberta

Description	Date	Operation	Capital Interest %	Gross Capital M$	Net Capital M$
Prospective Resources, Heavy Oil					
Pilot Project 160 Acre Area					
	2011	Seismic and drilling evaluation	100.0000 (1)	2,500	2,500
	2012	Coring, feasibility studies, resource estimates	100.0000 (2)	6,500	6,500
	2013	Drill eight vertical injectors	50.0000	3,500	1,750
	2013	Steam lines. 1.6 miles	50.0000	192	96
	2013	Dual Fuel Steamer	50.0000	1,600	800
	2013	Drill two dual leg horizontal producers	50.0000	5,000	2,500
	2013	Oil lines, 0.3 miles	50.0000	150	75
	2013	Oil and dilutant tankage	50.0000	300	150
	2013	Tie-in fuel gas	50.0000	1,350	675
		Subtotal		21,092	15,046
Reminder of Section, 480 Acre Area					
	2016	Fuel gas lines	50.0000	250	125
	2016	Drill 48 vertical injectors	50.0000	21,400	10,700
	2016	Steam lines. 4.8 miles	50.0000	576	288
	2016	Dual Fuel Steamer	50.0000	1,600	800
	2016	Drill six dual leg horizontal producers	50.0000	15,000	7,500
	2016	Oil lines, 1.4 miles	50.0000	150	75
	2016	Oil and dilutant tankage	50.0000	500	500
		Subtotal		39,476	19,988
Section two	2017	Total capital, details as above	50.0000	59,218	29,609
Section three	2018	Total capital, details as above	50.0000	59,218	29,609
Section four	2019	Total capital, details as above	50.0000	59,218	29,609
		Subtotal		177,654	88,827
		Total Prospective Resources		238,222	123,861

Note: (1) Capital required to earn a 30% share of the project
(2) Capital required to earn an additional 20% share of the project

Chapman Petroleum Engineering Ltd.

Table 3b

Summary of Anticipated Capital Expenditures
Abandonment and Restoration

January 1, 2011

Cougar Oil and Gas Canada Inc.

Manning Area, Alberta

Description	Well Parameters	Capital Interest %	Gross Capital M$	Net Capital M$
Coningent Resources				
Manning Area	Abandon 288 Wells	50.0000	13,997	6,998
	Total Abandonment and Restoration		13,997	6,998

Chapman Petroleum Engineering Ltd.

Forecast Prices & Costs

Table 4
Summary of Company Prospective Resources and Economics
Before Income Tax

January 1, 2011

(As at December 31, 2010)

Cougar Oil and Gas Canada Inc.

Manning, Alberta

	Net To Appraised Interest										
	Resources						Cumulative Cash Flow (BIT) - M$				
	Heavy Oil MSTB		Sales Gas MMscf		NGL Mbbls		Discounted at:				
Description	Gross	Net	Gross	Net	Gross	Net	Undisc.	5%/year	10%/year	15%/year	20%/year
BEFORE RISK											
Best Estimate											
Pilot Project (Elkton/Debolt)	965	908	0	0	0	0	53,942	31,338	18,000	9,836	4,687
Phase 1 (Elkton/Debolt)	2,897	2,707	0	0	0	0	190,081	102,511	57,183	32,710	19,025
Phase 2 (Elkton/Debolt)	3,862	3,601	0	0	0	0	260,782	134,822	72,378	40,015	22,607
Phase 3 (Elkton/Debolt)	3,862	3,594	0	0	0	0	264,487	130,279	66,783	35,326	19,129
Phase 4 (Elkton/Debolt)	3,862	3,587	0	0	0	0	267,238	125,507	61,464	31,117	16,154
Total	**15,449**	**14,397**	**0**	**0**	**0**	**0**	**1,036,529**	**524,456**	**275,808**	**149,004**	**81,603**
Low Estimate											
Pilot Project (Elkton/Debolt)	965	908	0	0	0	0	53,942	31,338	18,000	9,836	4,687
Phase 1 (Elkton/Debolt)	1,932	1,805	0	0	0	0	111,784	58,315	30,952	16,465	8,594
Phase 2 (Elkton/Debolt)	2,576	2,400	0	0	0	0	153,945	75,705	38,164	19,429	9,793
Phase 3 (Elkton/Debolt)	2,576	2,396	0	0	0	0	156,023	73,085	35,170	17,123	8,267
Phase 4 (Elkton/Debolt)	2,576	2,392	0	0	0	0	157,338	70,270	32,303	15,050	6,963
Total	**10,624**	**9,900**	**0**	**0**	**0**	**0**	**633,031**	**308,713**	**154,589**	**77,902**	**38,303**
High Estimate											
Pilot Project (Elkton/Debolt)	965	908	0	0	0	0	53,942	31,338	18,000	9,836	4,687
Phase 1 (Elkton/Debolt)	4,828	4,510	0	0	0	0	347,731	191,152	109,693	65,202	39,882
Phase 2 (Elkton/Debolt)	6,438	6,002	0	0	0	0	474,275	248,841	136,694	77,995	45,921
Phase 3 (Elkton/Debolt)	6,438	5,990	0	0	0	0	480,878	240,459	126,159	68,886	38,882
Phase 4 (Elkton/Debolt)	6,438	5,979	0	0	0	0	486,249	231,839	116,215	60,742	32,875
Total	**25,106**	**23,390**	**0**	**0**	**0**	**0**	**1,843,075**	**943,628**	**506,761**	**282,660**	**162,246**
Arithmetic Average											
Manning, Alberta	**17,060**	**15,896**	**0**	**0**	**0**	**0**	**1,170,878**	**592,266**	**312,386**	**169,855**	**94,051**
AFTER RISK											
Arithmetic Average After Risk											
Manning, Alberta	**3,924**	**3,656**	**0**	**0**	**0**	**0**	**256,908**	**124,350**	**60,501**	**28,243**	**11,331**

M$ means thousands of dollars

Gross resources are the total of the Company's working and/or royalty interest share before deduction of royalties owned by others.

Net resources are the total of the Company's working and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

Columns may not add precisely due to accumulative rounding of values throughout the report.

90

Chapman Petroleum Engineering Ltd.

Table 4a

EVALUATION OF: Manning, Alberta
============== Total Prospect Best Estimate Consolidation

ERGO v7.41   P2 ENERGY SOLUTIONS   TOTAL
GLOBAL : 09-MAY-2011 5335
EFF:01-JAN-2011 DISC:01-JAN-2011
RUN DATE: 10-MAY-2011 TIME: 10:27
FILE:

EVALUATED BY   -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR   -
PROJECT   - FORECAST PRICES & COSTS

TOTAL CAPITAL COSTS -   293404 -M$-
TOTAL ABANDONMENT   -   17791 -M$-

Oil
MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	.00	.0	0	0	0
2012	0	.00	.0	0	0	0
2013	0	74.55	.1	0	0	0
2014	2	76.30	200.0	73	37	35
2015	2	78.92	400.0	146	73	69
2016	2	81.54	600.1	219	110	104
2017	8	83.29	1200.1	438	219	207
2018	16	85.03	2600.1	949	475	448
2019	24	86.78	4800.1	1752	876	825
2020	32	88.63	7139.0	2606	1303	1224
2021	32	90.52	8633.3	3151	1576	1476
2022	32	92.45	9348.3	3412	1706	1594
2023	32	94.41	9097.2	3320	1660	1547
2024	32	96.42	8481.3	3096	1548	1439
2025	32	98.46	7515.5	2743	1372	1272
SUB				21905	10953	10240
REM				8992	4496	4157
TOT				30897	15449	14397

= P/T = ======================================= COMPANY SHARE FUTURE NET REVENUE ===

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/BOE	FR After Roy&Oper -M$-	Net back $/BOE	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	2500	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	2500	0	-2500	-2384
2012	6630	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	6630	0	-6630	-5747
2013	12476	1	0	0	1	0	0	0	.0	23	0	1512.60	-22	-1438.05	0	6238	0	-6260	-4933
2014	0	2785	0	0	2785	100	28	0	4.6	541	87	17.22	2029	55.59	0	0	0	2029	1453
2015	0	5761	0	0	5761	221	58	0	4.8	552	178	10.00	4753	65.11	0	0	0	4753	3095
2016	57046	8930	0	0	8930	375	89	0	5.2	430	333	6.96	7704	70.34	0	28523	0	-20819	-12326
2017	70171	18242	0	0	18242	812	182	0	5.4	1665	709	10.84	14873	67.91	0	35086	0	-20212	-10878
2018	71575	40348	0	0	40348	1892	403	0	5.7	3353	1604	10.45	33096	69.75	0	35787	0	-2691	-1317
2019	73006	76021	0	0	76021	3664	760	0	5.8	5107	3047	9.31	63442	72.42	0	36503	0	26939	11982
2020	0	115474	0	0	115474	5843	1155	0	6.1	6884	4642	8.85	96950	74.41	0	0	0	96950	39203
2021	0	142621	0	0	142621	7573	1426	0	6.3	7021	5762	8.11	120839	76.69	0	0	0	120839	44420
2022	0	157726	0	0	157726	8754	1577	0	6.5	7162	6364	7.93	133869	78.47	0	0	0	133869	44737
2023	0	156742	0	0	156742	9091	1567	0	6.8	7305	6317	8.20	132462	79.79	0	0	0	132462	40242
2024	0	149242	0	0	149242	9029	1492	0	7.1	7451	6007	8.69	125263	80.93	0	0	0	125263	34596
2025	0	135046	0	0	135046	8494	1350	0	7.3	7600	5429	9.50	112172	81.78	0	0	0	112172	28164
SUB	293404	1008939	0	0	1008939	55848	10089	0	6.5	55094	40478		847431		0	151267	0	696163	210309
REM	17791	452048	0	0	452048	29564	4520	0	7.5	50550	18152		349261		0	0	8896	340366	65499
TOT	311195	1460987	0	0	1460987	85412	14610	0	6.8	105644	58630		1196692		0	151267	8896	1036529	275808

=================== NET PRESENT VALUE (-M$-) ===================

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	1196692	637932	359481	212576	131110	83914	55495
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	151267	110416	82562	63148	49338	39328	31943
Abandonment Costs ..	8896	3060	1111	424	169	70	30
Future Net Revenue .	1036529	524456	275808	149004	81603	44516	23522

=================================== COMPANY SHARE ===================================

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	50.0	50.0					
% of Future Revenue.			6.8	11.2	81.9	10.4	70.9

===================== PROFITABILITY =====================

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	44.6
Profit Index (undisc.)	6.5
(disc. @ 10.0%) .	3.3
(disc. @ 5.0%) .	4.6
First Payout (years)	9.3
Total Payout (years)	9.4
Cost of Finding ($/BOE)	10.37
NPV @ 10.0% ($/BOE)	17.85
NPV @ 5.0% ($/BOE)	33.95

Chapman Petroleum Engineering Ltd.

Table 4b

EVALUATION OF: Manning, Alberta
============== Total Prospect Low Estimate Consolidation

ERGO v7.41 P2 ENERGY SOLUTIONS TOTAL
GLOBAL : 09-MAY-2011 5335
EFF:01-JAN-2011 DISC:01-JAN-2011
RUN DATE: 10-MAY-2011 TIME: 10:27
FILE:

EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TOTAL CAPITAL COSTS - 293404 -M$-
TOTAL ABANDONMENT - 17791 -M$-

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	.00	.0	0	0	0
2012	0	.00	.0	0	0	0
2013	0	74.55	.1	0	0	0
2014	2	76.30	200.0	73	37	35
2015	2	78.92	400.0	146	73	69
2016	2	81.54	600.1	219	110	104
2017	8	83.29	1000.1	365	183	173
2018	16	85.03	1900.1	694	347	327
2019	24	86.78	3300.1	1205	602	567
2020	32	88.63	4739.0	1730	865	812
2021	32	90.52	5633.3	2056	1028	963
2022	32	92.45	6048.3	2208	1104	1032
2023	32	94.41	5869.5	2142	1071	998
2024	32	96.42	5502.3	2008	1004	933
2025	32	98.46	4968.6	1814	907	841
SUB				14659	7329	6855
REM				6588	3294	3046
TOT				21247	10624	9900

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/BOE	FR After Roy&Oper -M$-	Net back $/BOE	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	2500	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	2500	0	-2500	-2384
2012	6630	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	6630	0	-6630	-5747
2013	12476	1	0	0	1	0	0	0	.0	23	0	1512.60	-22	-1438.05	0	6238	0	-6260	-4933
2014	0	2785	0	0	2785	100	28	0	4.6	541	87	17.22	2029	55.59	0	0	0	2029	1453
2015	0	5761	0	0	5761	221	58	0	4.8	552	178	10.00	4753	65.11	0	0	0	4753	3095
2016	57046	8930	0	0	8930	375	89	0	5.2	430	333	6.96	7704	70.34	0	28523	0	-20819	-12326
2017	70171	15202	0	0	15202	676	152	0	5.4	1665	586	12.33	12122	66.42	0	35086	0	-22963	-12359
2018	71575	29485	0	0	29485	1383	295	0	5.7	3353	1164	13.02	23292	67.17	0	35787	0	-12496	-6114
2019	73006	52265	0	0	52265	2519	523	0	5.8	5062	2085	11.87	42076	69.86	0	36503	0	5573	2479
2020	0	76654	0	0	76654	3879	767	0	6.1	6884	3071	11.51	62053	71.75	0	0	0	62053	25092
2021	0	93062	0	0	93062	4942	931	0	6.3	7021	3760	10.49	76408	74.32	0	0	0	76408	28088
2022	0	102048	0	0	102048	5664	1020	0	6.6	7162	4117	10.22	84085	76.18	0	0	0	84085	28100
2023	0	101131	0	0	101131	5866	1011	0	6.8	7305	4076	10.62	82874	77.37	0	0	0	82874	25177
2024	0	96821	0	0	96821	5858	968	0	7.1	7451	3897	11.30	78647	78.32	0	0	0	78647	21721
2025	0	89280	0	0	89280	5616	893	0	7.3	7600	3589	12.34	71582	78.94	0	0	0	71582	17973
SUB	293404	673425	0	0	673425	37097	6734	0	6.5	55048	26942		547604		0	151267	0	396337	109317
REM	17791	331215	0	0	331215	21661	3312	0	7.5	47352	13300		245590		0	0	8896	236694	45273
TOT	311195	1004640	0	0	1004640	58758	10046	0	6.8	102400	40242		793194		0	151267	8896	633031	154589

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	793194	422335	238367	141533	87841	56679	37848
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	151267	110416	82562	63148	49338	39328	31943
Abandonment Costs ..	8896	3206	1216	483	200	86	39
Future Net Revenue .	633031	308713	154589	77902	38303	17265	5867

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	50.0	50.0					
% of Future Revenue.			6.8	14.2	79.0	15.1	63.0

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	34.1
Profit Index (undisc.)	4.0
(disc. @ 10.0%) .	1.8
(disc. @ 5.0%) .	2.7
First Payout (years)	10.0
Total Payout (years)	10.1
Cost of Finding ($/BOE)	15.08
NPV @ 10.0% ($/BOE)	14.55
NPV @ 5.0% ($/BOE)	29.06

Chapman Petroleum Engineering Ltd.

Table 4c

EVALUATION OF: Manning, Alberta
============== Total Prospect High Estimate Consolidation

ERGO v7.41 P2 ENERGY SOLUTIONS TOTAL
GLOBAL : 09-MAY-2011 5335
EFF:01-JAN-2011 DISC:01-JAN-2011
RUN DATE: 10-MAY-2011 TIME: 10:27
FILE:

EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TOTAL CAPITAL COSTS - 293404 -M$-
TOTAL ABANDONMENT - 17791 -M$-

Oil MSTB

Year	# of Wells	Price $/STB	Pool MSTB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	.00	.0	0	0	0
2012	0	.00	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	2	76.30	.2	73	37	35
2015	2	78.92	.4	146	73	69
2016	2	81.54	.6	219	110	104
2017	8	83.29	1.6	584	292	276
2018	16	85.03	3.9	1424	712	671
2019	24	86.78	7.5	2738	1369	1289
2020	32	88.63	11.4	4175	2088	1961
2021	32	90.52	14.0	5122	2561	2399
2022	32	92.45	15.3	5602	2801	2618
2023	32	94.41	15.0	5458	2729	2543
2024	32	96.42	13.9	5074	2537	2358
2025	32	98.46	12.2	4466	2233	2070
SUB				35081	17541	16395
REM				15131	7565	6995
TOT				50212	25106	23390

= P/T = ======== COMPANY SHARE FUTURE NET REVENUE ========

Year	Capital &Aband Costs -M$-	FR Oil -M$-	FR SaleGas -M$-	FR Products -M$-	FR Total -M$-	Royalties Crown -M$-	Royalties Other -M$-	Royalties Mineral -M$-	Royalties -%-	Operating Costs Fixed -M$-	Operating Costs Variable -M$-	Operating Costs $/BOE	FR After Roy&Oper -M$-	Net back $/BOE	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	Future Net Rev 10.0% -M$-
2011	2500	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	2500	0	-2500	-2384
2012	6630	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	6630	0	-6630	-5747
2013	12476	1	0	0	1	0	0	0	.0	23	0	1512.60	-22	-1438.05	0	6238	0	-6260	-4933
2014	0	2785	0	0	2785	100	28	0	4.6	541	87	17.22	2029	55.59	0	0	0	2029	1453
2015	0	5761	0	0	5761	221	58	0	4.8	552	178	10.00	4753	65.11	0	0	0	4753	3095
2016	57046	8930	0	0	8930	375	89	0	5.2	430	333	6.96	7704	70.34	0	28523	0	-20819	-12326
2017	70171	24322	0	0	24322	1082	243	0	5.4	1665	956	8.98	20375	69.78	0	35086	0	-14710	-7917
2018	71575	60521	0	0	60521	2838	605	0	5.7	3353	2421	8.11	51304	72.08	0	35787	0	15516	7592
2019	73006	118781	0	0	118781	5725	1188	0	5.8	5107	4779	7.22	101982	74.51	0	36503	0	65479	29125
2020	0	185026	0	0	185026	9362	1850	0	6.1	6884	7455	6.87	159474	76.39	0	0	0	159474	64485
2021	0	231829	0	0	231829	12310	2318	0	6.3	7021	9366	6.40	200813	78.41	0	0	0	200813	73819
2022	0	258959	0	0	258959	14372	2590	0	6.6	7162	10448	6.29	224387	80.11	0	0	0	224387	74986
2023	0	257632	0	0	257632	14943	2576	0	6.8	7305	10383	6.48	222425	81.51	0	0	0	222425	67573
2024	0	244641	0	0	244641	14801	2446	0	7.1	7451	9847	6.82	210096	82.80	0	0	0	210096	58025
2025	0	219883	0	0	219883	13831	2199	0	7.3	7600	8840	7.36	187414	83.92	0	0	0	187414	47055
SUB	293404	1619072	0	0	1619072	89960	16191	0	6.6	55094	65092		1392735		0	151267	0	1241468	393904
REM	17791	760693	0	0	760693	49749	7607	0	7.5	62289	30546		610502		0	0	8896	601607	112857
TOT	311195	2379765	0	0	2379765	139709	23798	0	6.9	117383	95638		2003237		0	151267	8896	1843075	506761

======== NET PRESENT VALUE (-M$-) ========

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	2003237	1056965	590339	346180	211728	134332	88020
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	151267	110416	82562	63148	49338	39328	31943
Abandonment Costs ..	8896	2921	1016	372	143	58	24
Future Net Revenue .	1843075	943628	506761	282660	162246	94946	56053

======== COMPANY SHARE ========

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	50.0	50.0					
% of Future Revenue.			6.9	9.0	84.2	6.4	77.4

======== PROFITABILITY ========

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	56.9
Profit Index (undisc.)	11.5
(disc. @ 10.0%) .	6.1
(disc. @ 5.0%) .	8.3
First Payout (years)	8.4
Total Payout (years)	8.7
Cost of Finding ($/BOE)	6.36
NPV @ 10.0% ($/BOE)	20.18
NPV @ 5.0% ($/BOE)	37.59

Chapman Petroleum Engineering Ltd.

Table 4d

EVALUATION OF: Manning, Alberta - Prospect Best Estimate

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 09-MAY-2011 5335
EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2014
RUN DATE: 10-MAY-2011 TIME: 10:21
FILE: Hpilot1.DAX

WELL/LOCATION - Pilot Project (Elkton/Debolt)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 1931 MSTB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 21606 -M$-
TOTAL ABANDONMENT - 654 -M$- (2028)

INTEREST

AVG WI 50.0000%

ROYALTIES/TAXES

AVG CROWN 4.91% + AVG GR 1.00%

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	1.0	0	0	0
2014	2	76.30	200.0	73	37	35
2015	2	78.92	400.0	146	73	69
2016	2	81.54	600.0	219	110	104
2017	2	83.29	600.0	219	110	104
2018	2	85.03	600.0	219	110	103
2019	2	86.78	600.0	219	110	103
2020	2	88.63	539.0	197	98	92
2021	2	90.52	433.3	158	79	74
2022	2	92.45	348.3	127	64	59
2023	2	94.41	280.0	102	51	48
2024	2	96.42	225.1	82	41	38
2025	2	98.46	180.9	66	33	31
SUB				1827	914	860
REM				104	52	48
TOT				1931	965	908

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	2500	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	2500	0	-2500	-2384
2012	6630	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	6630	0	-6630	-5747
2013	12476	1	0	0	1	0	0	0	.0	23	0	1512.60	-22	-1438.05	0	6238	0	-6260	-4933
2014	0	2785	0	0	2785	100	28	0	4.6	541	87	17.22	2029	55.59	0	0	0	2029	1453
2015	0	5761	0	0	5761	221	58	0	4.8	552	178	10.00	4753	65.11	0	0	0	4753	3095
2016	0	8929	0	0	8929	375	89	0	5.2	397	332	6.67	7734	70.63	0	0	0	7734	4579
2017	0	9120	0	0	9120	406	91	0	5.4	405	339	6.80	7879	71.95	0	0	0	7879	4240
2018	0	9311	0	0	9311	437	93	0	5.7	414	346	6.94	8022	73.26	0	0	0	8022	3925
2019	0	9502	0	0	9502	458	95	0	5.8	422	353	7.07	8175	74.66	0	0	0	8175	3636
2020	0	8719	0	0	8719	441	87	0	6.1	430	323	7.66	7437	75.60	0	0	0	7437	3007
2021	0	7158	0	0	7158	380	72	0	6.3	439	289	9.21	5979	75.60	0	0	0	5979	2198
2022	0	5877	0	0	5877	326	59	0	6.6	448	237	10.77	4807	75.62	0	0	0	4807	1607
2023	0	4825	0	0	4825	280	48	0	6.8	457	194	12.74	3845	75.25	0	0	0	3845	1168
2024	0	3961	0	0	3961	240	40	0	7.1	466	159	15.22	3057	74.41	0	0	0	3057	844
2025	0	3251	0	0	3251	205	33	0	7.3	475	131	18.34	2409	72.94	0	0	0	2409	605
SUB	21606	79200	0	0	79200	3867	792	0	5.9	5468	2969		66103		0	15368	0	50735	17295
REM	654	5204	0	0	5204	340	52	0	7.5	1070	209		3533		0	0	327	3206	706
TOT	22261	84405	0	0	84405	4208	844	0	6.0	6538	3178		69637		0	15368	327	53942	18000

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	69637	45601	31108	21970	15981	11921	9088
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	15368	14124	13046	12106	11280	10551	9903
Abandonment Costs ..	327	139	62	28	13	7	3
Future Net Revenue .	53942	31338	18000	9836	4687	1363	-818

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	50.0	50.0					
% of Future Revenue.			6.0	11.5	82.5	18.2	63.9

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	27.9
Profit Index (undisc.)	3.4
(disc. @ 10.0%) .	1.4
(disc. @ 5.0%) .	2.2
First Payout (years)	6.1
Total Payout (years)	6.2
Cost of Finding ($/BOE)	16.26
NPV @ 10.0% ($/STB)	18.64
NPV @ 5.0% ($/STB)	32.46

Chapman Petroleum Engineering Ltd.

Table 4e

EVALUATION OF: Manning, Alberta - Prospect Best Estimate

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 09-MAY-2011 5335
EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2017
RUN DATE: 10-MAY-2011 TIME: 10:23
FILE: MmanPB1.DAX

WELL/LOCATION - Phase 1 (Elkton/Debolt)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 5794 MSTB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 57046 -M$-
TOTAL ABANDONMENT - 3532 -M$- (2031)

INTEREST

AVG WI 50.0000%

ROYALTIES/TAXES

AVG CROWN 5.14% + AVG GR 1.00%

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	1.0	0	0	0
2017	6	83.29	600.0	219	110	104
2018	6	85.03	1200.0	438	219	207
2019	6	86.78	1800.0	657	329	309
2020	6	88.63	1800.0	657	329	309
2021	6	90.52	1800.0	657	329	308
2022	6	92.45	1800.0	657	329	307
2023	6	94.41	1617.1	590	295	275
2024	6	96.42	1300.1	475	237	221
2025	6	98.46	1045.2	382	191	177
SUB				4731	2366	2215
REM				1063	531	491
TOT				5794	2897	2707

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	57046	1	0	0	1	0	0	0	.0	32	0	2140.24	-31	-2058.70	0	28523	0	-28554	-16905
2017	0	9120	0	0	9120	406	91	0	5.4	1216	370	14.49	7037	64.26	0	0	0	7037	3787
2018	0	18622	0	0	18622	873	186	0	5.7	1241	755	9.11	15567	71.08	0	0	0	15567	7616
2019	0	28507	0	0	28507	1374	285	0	5.8	1265	1155	7.37	24428	74.36	0	0	0	24428	10866
2020	0	29115	0	0	29115	1473	291	0	6.1	1291	1178	7.51	24882	75.74	0	0	0	24882	10061
2021	0	29736	0	0	29736	1579	297	0	6.3	1317	1201	7.66	25342	77.14	0	0	0	25342	9316
2022	0	30370	0	0	30370	1686	304	0	6.5	1343	1225	7.82	25812	78.58	0	0	0	25812	8626
2023	0	27863	0	0	27863	1616	279	0	6.8	1370	1123	8.45	23476	79.54	0	0	0	23476	7132
2024	0	22877	0	0	22877	1384	229	0	7.0	1397	921	9.77	18947	79.85	0	0	0	18947	5233
2025	0	18782	0	0	18782	1181	188	0	7.3	1425	755	11.43	15232	79.85	0	0	0	15232	3824
SUB	57046	214993	0	0	214993	11572	2150	0	6.4	11896	8683		180692		0	28523	0	152169	49557
REM	3532	53426	0	0	53426	3494	534	0	7.5	7574	2145		39678		0	0	1766	37912	7626
TOT	60578	268419	0	0	268419	15067	2684	0	6.6	19470	10828		220370		0	28523	1766	190081	57183

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	220370	124970	74320	46035	29531	19529	13260
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	28523	21810	16886	13224	10464	8360	6738
Abandonment Costs ..	1766	650	250	101	42	18	8
Future Net Revenue .	190081	102511	57183	32710	19025	11151	6515

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	50.0	50.0					
% of Future Revenue.			6.6	11.3	82.1	10.6	70.8

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	55.3
Profit Index (undisc.)	6.3
(disc. @ 10.0%) .	3.3
(disc. @ 5.0%) .	4.6
First Payout (years)	8.2
Total Payout (years)	8.3
Cost of Finding ($/BOE)	10.46
NPV @ 10.0% ($/STB)	19.74
NPV @ 5.0% ($/STB)	35.39

Chapman Petroleum Engineering Ltd.

Table 4f

EVALUATION OF: Manning, Alberta - Prospect Best Estimate

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 09-MAY-2011 5335
EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2018
RUN DATE: 10-MAY-2011 TIME: 10:24
FILE: HmanPBZ.DAX

WELL/LOCATION	- Phase 2 (Elkton/Debolt)
EVALUATED BY	-
COMPANY EVALUATED	- Cougar Oil and Gas Canada Inc.
APPRAISAL FOR	-
PROJECT	- FORECAST PRICES & COSTS

TRACT FACTOR	- 100.0000 %
ULT POOL RESERVES	- 7724 MSTB
PRODUCTION TO DATE	- N/A
DECLINE INDICATOR	- EXPONENTIAL
TOTAL CAPITAL COSTS	- 70171 -M$-
TOTAL ABANDONMENT	- 4709 -M$- (2032)

INTEREST

AVG WI 50.0000%

ROYALTIES/TAXES

AVG CROWN 5.21% + AVG GR 1.00%

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	.0	0	0	0
2017	0	83.29	1.0	0	0	0
2018	8	85.03	800.0	292	146	138
2019	8	86.78	1600.0	584	292	275
2020	8	88.63	2400.0	876	438	411
2021	8	90.52	2400.0	876	438	410
2022	8	92.45	2400.0	876	438	409
2023	8	94.41	2400.0	876	438	408
2024	8	96.42	2156.1	787	393	366
2025	8	98.46	1733.3	633	316	293
SUB				5800	2900	2711
REM				1924	962	890
TOT				7724	3862	3601

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2017	70171	1	0	0	1	0	0	0	.0	44	0	2909.60	-42	-2826.31	0	35086	0	-35128	-18906
2018	0	12414	0	0	12414	582	124	0	5.7	1654	503	14.78	9551	65.42	0	0	0	9551	4673
2019	0	25340	0	0	25340	1221	253	0	5.8	1687	1026	9.29	21151	72.44	0	0	0	21151	9408
2020	0	38820	0	0	38820	1964	388	0	6.1	1721	1570	7.51	33176	75.74	0	0	0	33176	13415
2021	0	39648	0	0	39648	2105	396	0	6.3	1755	1602	7.66	33789	77.14	0	0	0	33789	12421
2022	0	40493	0	0	40493	2247	405	0	6.5	1790	1634	7.82	34417	78.58	0	0	0	34417	11501
2023	0	41352	0	0	41352	2398	414	0	6.8	1826	1666	7.97	35047	80.02	0	0	0	35047	10647
2024	0	37940	0	0	37940	2295	379	0	7.1	1863	1527	8.61	31876	81.01	0	0	0	31876	8804
2025	0	31145	0	0	31145	1959	311	0	7.3	1900	1252	9.97	25722	81.32	0	0	0	25722	6458
SUB	70171	267153	0	0	267153	14773	2672	0	6.5	14241	10781		224686		0	35086	0	189600	58421
REM	4709	96747	0	0	96747	6327	967	0	7.5	12031	3885		73537		0	0	2355	71182	13956
TOT	74881	363900	0	0	363900	21101	3639	0	6.8	26272	14666		298223		0	35086	2355	260782	72378

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	298223	161197	91564	54277	33380	21197	13843
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	35086	25550	18883	14145	10726	8226	6375
Abandonment Costs ..	2355	825	303	117	47	19	8
Future Net Revenue .	260782	134822	72378	40015	22607	12951	7459

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	50.0	50.0					
% of Future Revenue.			6.8	11.2	82.0	9.6	71.7

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	59.9
Profit Index (undisc.)	7.0
(disc. @ 10.0%) .	3.8
(disc. @ 5.0%) .	5.1
First Payout (years)	9.1
Total Payout (years)	9.2
Cost of Finding ($/BOE)	9.69
NPV @ 10.0% ($/STB)	18.74
NPV @ 5.0% ($/STB)	34.91

Chapman Petroleum Engineering Ltd.

Table 4g

EVALUATION OF: Manning, Alberta - Prospect Best Estimate

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 09-MAY-2011 5335
EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2019
RUN DATE: 10-MAY-2011 TIME: 10:24
FILE: HmanPB3.DAX

WELL/LOCATION - Phase 3 (Elkton/Debolt)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 7724 MSTB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 71575 -M$-
TOTAL ABANDONMENT - 4186 -M$- (2033)

INTEREST

AVG WI 50.0000%

ROYALTIES/TAXES

AVG CROWN 5.27% + AVG GR 1.00%

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	.0	0	0	0
2017	0	83.29	.0	0	0	0
2018	0	85.03	1.0	0	0	0
2019	8	86.78	800.0	292	146	138
2020	8	88.63	1600.0	584	292	274
2021	8	90.52	2400.0	876	438	410
2022	8	92.45	2400.0	876	438	409
2023	8	94.41	2400.0	876	438	408
2024	8	96.42	2400.0	876	438	407
2025	8	98.46	2156.1	787	393	365
SUB				5167	2584	2412
REM				2557	1278	1182
TOT				7724	3862	3594

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	FR Oil -M$-	FR SaleGas -M$-	FR Products -M$-	FR Total -M$-	Royalties Crown -M$-	Royalties Other -M$-	Royalties Mineral -M$-	-%-	Operating Costs Fixed -M$-	Operating Costs Variable -M$-	Operating Costs $/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	Future Net Rev 10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2017	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2018	71575	1	0	0	1	0	0	0	.0	44	0	2967.80	-43	-2882.77	0	35787	0	-35831	-17531
2019	0	12670	0	0	12670	611	127	0	5.8	1687	513	15.07	9732	66.66	0	0	0	9732	4329
2020	0	25880	0	0	25880	1310	259	0	6.1	1721	1047	9.48	21544	73.78	0	0	0	21544	8711
2021	0	39648	0	0	39648	2105	396	0	6.3	1755	1602	7.66	33789	77.14	0	0	0	33789	12421
2022	0	40493	0	0	40493	2247	405	0	6.5	1790	1634	7.82	34417	78.58	0	0	0	34417	11501
2023	0	41352	0	0	41352	2398	414	0	6.8	1826	1666	7.97	35047	80.02	0	0	0	35047	10647
2024	0	42232	0	0	42232	2555	422	0	7.0	1863	1700	8.13	35692	81.49	0	0	0	35692	9858
2025	0	38743	0	0	38743	2437	387	0	7.3	1900	1558	8.79	32461	82.50	0	0	0	32461	8150
SUB	71575	241018	0	0	241018	13663	2410	0	6.7	12588	9720		202638		0	35787	0	166851	48087
REM	4186	128553	0	0	128553	8407	1286	0	7.5	13969	5162		99729		0	0	2093	97636	18697
TOT	75761	369571	0	0	369571	22071	3696	0	7.0	26556	14882		302367		0	35787	2093	264487	66783

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	302367	155798	84538	47962	28281	17247	10833
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	35787	24820	17510	12546	9117	6713	5002
Abandonment Costs ..	2093	698	245	90	35	14	6
Future Net Revenue .	264487	130279	66783	35326	19129	10520	5825

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	50.0	50.0					
% of Future Revenue.			7.0	11.2	81.8	9.7	71.6

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	59.5
Profit Index (undisc.)	7.0
(disc. @ 10.0%) .	3.8
(disc. @ 5.0%) .	5.1
First Payout (years)	10.1
Total Payout (years)	10.2
Cost of Finding ($/BOE)	9.81
NPV @ 10.0% ($/STB)	17.29
NPV @ 5.0% ($/STB)	33.73

Table 4h

EVALUATION OF: Manning, Alberta - Prospect Best Estimate

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 09-MAY-2011 5335
EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2020
RUN DATE: 10-MAY-2011 TIME: 10:24
FILE: HmanPB4.DAX

WELL/LOCATION	-	Phase 4 (Elkton/Debolt)
EVALUATED BY	-	
COMPANY EVALUATED	-	Cougar Oil and Gas Canada Inc.
APPRAISAL FOR	-	
PROJECT	-	FORECAST PRICES & COSTS

TRACT FACTOR	-	100.0000 %
ULT POOL RESERVES	-	7724 MSTB
PRODUCTION TO DATE	-	N/A
DECLINE INDICATOR	-	EXPONENTIAL
TOTAL CAPITAL COSTS	-	73006 -M$-
TOTAL ABANDONMENT	-	4709 -M$- (2034)

INTEREST

AVG WI 50.0000%

ROYALTIES/TAXES

AVG CROWN 5.32% + AVG GR 1.00%

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	.0	0	0	0
2017	0	83.29	.0	0	0	0
2018	0	85.03	.0	0	0	0
2019	0	86.78	1.0	0	0	0
2020	8	88.63	800.0	292	146	137
2021	8	90.52	1600.0	584	292	274
2022	8	92.45	2400.0	876	438	409
2023	8	94.41	2400.0	876	438	408
2024	8	96.42	2400.0	876	438	407
2025	8	98.46	2400.0	876	438	406
SUB				4380	2190	2041
REM				3344	1672	1546
TOT				7724	3862	3587

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2017	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2018	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2019	73006	1	0	0	1	0	0	0	.0	45	0	3027.15	-44	-2940.37	0	36503	0	-36547	-16256
2020	0	12940	0	0	12940	655	129	0	6.1	1721	523	15.37	9911	67.89	0	0	0	9911	4008
2021	0	26432	0	0	26432	1404	264	0	6.3	1755	1068	9.67	21941	75.14	0	0	0	21941	8065
2022	0	40493	0	0	40493	2247	405	0	6.5	1790	1634	7.82	34417	78.58	0	0	0	34417	11501
2023	0	41352	0	0	41352	2398	414	0	6.8	1826	1666	7.97	35047	80.02	0	0	0	35047	10647
2024	0	42232	0	0	42232	2555	422	0	7.0	1863	1700	8.13	35692	81.49	0	0	0	35692	9858
2025	0	43125	0	0	43125	2713	431	0	7.3	1900	1734	8.30	36348	82.99	0	0	0	36348	9126
SUB	73006	206575	0	0	206575	11972	2066	0	6.8	10901	8325		173311		0	36503	0	136808	36950
REM	4709	168118	0	0	168118	10995	1681	0	7.5	15907	6751		132784		0	0	2355	130430	24514
TOT	77716	374693	0	0	374693	22967	3747	0	7.1	26808	15076		306096		0	36503	2355	267238	61464

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	306096	150366	77951	42333	23936	14020	8471
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	36503	24111	16236	11127	7750	5478	3925
Abandonment Costs ..	2355	748	251	88	32	12	5
Future Net Revenue .	267238	125507	61464	31117	16154	8530	4541

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	50.0	50.0					
% of Future Revenue.			7.1	11.2	81.7	9.7	71.3

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	58.6
Profit Index (undisc.)	6.9
(disc. @ 10.0%) .	3.7
(disc. @ 5.0%) .	5.0
First Payout (years)	11.1
Total Payout (years)	11.2
Cost of Finding ($/BOE)	10.06
NPV @ 10.0% ($/STB)	15.91
NPV @ 5.0% ($/STB)	32.50

Chapman Petroleum Engineering Ltd.

```
EVALUATION OF: Manning, Alberta - Prospect Low Estimate          ERGO v7.41   P2 ENERGY SOLUTIONS       PAGE   1
-------------------------------------                            GLOBAL   : 09-MAY-2011 5335
                                                                 EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2017
                                                                 RUN DATE: 10-MAY-2011 TIME: 10:26
                                                                 FILE: HmanPL1.DAX

WELL/LOCATION      - Phase 1 (Elkton/Debolt)                     TRACT FACTOR         -    100.0000 %
EVALUATED BY       -                                             ULT POOL RESERVES    -      3863 MSTB
COMPANY EVALUATED  - Cougar Oil and Gas Canada Inc.              PRODUCTION TO DATE   -       N/A
APPRAISAL FOR      -                                             DECLINE INDICATOR    -   EXPONENTIAL
PROJECT            - FORECAST PRICES & COSTS                     TOTAL CAPITAL COSTS  -     57046 -M$-
                                                                 TOTAL ABANDONMENT    -      3532 -M$- (2030)

        INTEREST                          ROYALTIES/TAXES

        AVG WI  50.0000%                  AVG CROWN  5.07% + AVG GR  1.00%
```

Oil MSTB

Year	# of Wells	Price $/STB	STB/D	Pool Vol	Company Share Gross	Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	1.0	0	0	0
2017	6	83.29	400.0	146	73	69
2018	6	85.03	800.0	292	146	138
2019	6	86.78	1200.0	438	219	206
2020	6	88.63	1200.0	438	219	206
2021	6	90.52	1200.0	438	219	205
2022	6	92.45	1200.0	438	219	205
2023	6	94.41	1089.5	398	199	185
2024	6	96.42	895.3	327	163	152
2025	6	98.46	735.7	269	134	124
SUB				3183	1592	1490
REM				680	340	314
TOT				3863	1932	1805

P/T — COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	FR Oil -M$-	FR SaleGas -M$-	FR Products -M$-	FR Total -M$-	Roy Crown -M$-	Roy Other -M$-	Roy Mineral -M$-	Roy -%-	Oper Fixed -M$-	Oper Variable -M$-	Oper $/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	FNR Undisc -M$-	FNR 10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	57046	1	0	0	1	0	0	0	.0	32	0	2140.24	-31	-2058.70	0	28523	0	-28554	-16909
2017	0	6080	0	0	6080	271	61	0	5.4	1216	247	20.04	4286	58.71	0	0	0	4286	2307
2018	0	12414	0	0	12414	582	124	0	5.7	1241	503	11.94	9964	68.25	0	0	0	9964	4875
2019	0	19005	0	0	19005	916	190	0	5.8	1265	770	9.29	15864	72.44	0	0	0	15864	7056
2020	0	19410	0	0	19410	982	194	0	6.1	1291	785	9.48	16158	73.78	0	0	0	16158	6534
2021	0	19824	0	0	19824	1053	198	0	6.3	1317	801	9.67	16456	75.14	0	0	0	16456	6049
2022	0	20247	0	0	20247	1124	202	0	6.5	1343	817	9.86	16761	76.53	0	0	0	16761	5601
2023	0	18772	0	0	18772	1089	188	0	6.8	1370	757	10.69	15370	77.30	0	0	0	15370	4669
2024	0	15754	0	0	15754	953	158	0	7.1	1397	634	12.43	12612	77.19	0	0	0	12612	3483
2025	0	13219	0	0	13219	831	132	0	7.3	1425	531	14.57	10299	76.71	0	0	0	10299	2586
SUB	57046	144727	0	0	144727	7801	1447	0	6.4	11896	5845		117738		0	28523	0	89215	26256
REM	3532	34186	0	0	34186	2236	342	0	7.5	5901	1373		24335		0	0	1766	22569	4696
TOT	60578	178913	0	0	178913	10037	1789	0	6.6	17798	7217		142073		0	28523	1766	111784	30952

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	142073	80807	48113	29804	19108	12624	8562
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	28523	21810	16886	13224	10464	8360	6738
Abandonment Costs ..	1766	682	275	116	50	23	11
Future Net Revenue .	111784	58315	30952	16465	8594	4241	1814

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	37.6
Profit Index (undisc.)	3.7
(disc. @ 10.0%) .	1.8
(disc. @ 5.0%) .	2.6
First Payout (years)	8.9
Total Payout (years)	9.0
Cost of Finding ($/BOE)	15.68
NPV @ 10.0% ($/STB)	16.02
NPV @ 5.0% ($/STB)	30.19

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	50.0	50.0					
% of Future Revenue.			6.6	14.0	79.4	15.9	62.5

Table 4j

EVALUATION OF: Manning, Alberta - Prospect Low Estimate

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 09-MAY-2011 5335
EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2018
RUN DATE: 10-MAY-2011 TIME: 10:26
FILE: HmanPL2.DAX

WELL/LOCATION - Phase 2 (Elkton/Debolt)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 5151 MSTB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 70171 -M$-
TOTAL ABANDONMENT - 4709 -M$- (2031)

INTEREST

AVG WI 50.0000%

ROYALTIES/TAXES

AVG CROWN 5.14% + AVG GR 1.00%

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	.0	0	0	0
2017	0	83.29	1.0	0	0	0
2018	8	85.03	500.0	183	91	86
2019	8	86.78	1000.0	365	183	172
2020	8	88.63	1500.0	548	274	257
2021	8	90.52	1500.0	548	274	256
2022	8	92.45	1500.0	548	274	256
2023	8	94.41	1500.0	548	274	255
2024	8	96.42	1381.9	504	252	234
2025	8	98.46	1170.1	427	214	198
SUB				3669	1834	1715
REM				1482	741	685
TOT				5151	2576	2400

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2017	70171	1	0	0	1	0	0	0	.0	44	0	2909.60	-42	-2826.31	0	35086	0	-35128	-18906
2018	0	7759	0	0	7759	364	78	0	5.7	1654	314	21.57	5349	58.62	0	0	0	5349	2617
2019	0	15837	0	0	15837	763	158	0	5.8	1687	641	12.76	12587	68.97	0	0	0	12587	5599
2020	0	24262	0	0	24262	1228	243	0	6.1	1721	981	9.87	20090	73.39	0	0	0	20090	8124
2021	0	24780	0	0	24780	1316	248	0	6.3	1755	1001	10.07	20460	74.74	0	0	0	20460	7521
2022	0	25308	0	0	25308	1405	253	0	6.6	1790	1021	10.27	20839	76.12	0	0	0	20839	6964
2023	0	25845	0	0	25845	1499	258	0	6.8	1826	1042	10.48	21219	77.51	0	0	0	21219	6447
2024	0	24316	0	0	24316	1471	243	0	7.1	1863	979	11.27	19761	78.36	0	0	0	19761	5458
2025	0	21025	0	0	21025	1322	210	0	7.3	1900	845	12.86	16747	78.43	0	0	0	16747	4205
SUB	70171	169134	0	0	169134	9368	1691	0	6.5	14241	6825		137009		0	35086	0	101924	28027
REM	4709	74508	0	0	74508	4873	745	0	7.5	11522	2992		54376		0	0	2355	52021	10137
TOT	74881	243642	0	0	243642	14241	2436	0	6.8	25763	9817		191385		0	35086	2355	153945	38164

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	191385	102122	57381	33707	20575	12984	8435
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	35086	25550	18883	14145	10726	8226	6375
Abandonment Costs ..	2355	866	334	134	56	24	11
Future Net Revenue .	153945	75705	38164	19429	9793	4733	2049

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	50.0	50.0					
% of Future Revenue.			6.8	14.6	78.6	14.4	63.2

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	38.7
Profit Index (undisc.)	4.1
(disc. @ 10.0%) .	2.0
(disc. @ 5.0%) .	2.9
First Payout (years)	9.9
Total Payout (years)	10.0
Cost of Finding ($/BOE)	14.54
NPV @ 10.0% ($/STB)	14.82
NPV @ 5.0% ($/STB)	29.39

Table 4k

EVALUATION OF: Manning, Alberta - Prospect Low Estimate

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 09-MAY-2011 5335
EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2019
RUN DATE: 10-MAY-2011 TIME: 10:26
FILE: HmanPL3.DAX

WELL/LOCATION	- Phase 3 (Elkton/Debolt)
EVALUATED BY	-
COMPANY EVALUATED	- Cougar Oil and Gas Canada Inc.
APPRAISAL FOR	-
PROJECT	- FORECAST PRICES & COSTS

TRACT FACTOR	- 100.0000 %
ULT POOL RESERVES	- 5151 MSTB
PRODUCTION TO DATE	- N/A
DECLINE INDICATOR	- EXPONENTIAL
TOTAL CAPITAL COSTS	- 71575 -M$-
TOTAL ABANDONMENT	- 4186 -M$- (2032)

INTEREST

AVG WI 50.0000%

ROYALTIES/TAXES

AVG CROWN 5.21% + AVG GR 1.00%

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	.0	0	0	0
2017	0	83.29	.0	0	0	0
2018	0	85.03	1.0	0	0	0
2019	8	86.78	500.0	183	91	86
2020	8	88.63	1000.0	365	183	171
2021	8	90.52	1500.0	548	274	256
2022	8	92.45	1500.0	548	274	256
2023	8	94.41	1500.0	548	274	255
2024	8	96.42	1500.0	548	274	254
2025	8	98.46	1381.9	504	252	234
SUB				3242	1621	1513
REM				1909	955	883
TOT				5151	2576	2396

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2017	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2018	71575	1	0	0	1	0	0	0	.0	44	0	2967.80	-43	-2882.77	0	35787	0	-35831	-17531
2019	0	7919	0	0	7919	382	79	0	5.8	1687	321	22.00	5450	59.72	0	0	0	5450	2424
2020	0	16175	0	0	16175	818	162	0	6.1	1721	654	13.02	12820	70.24	0	0	0	12820	5184
2021	0	24780	0	0	24780	1316	248	0	6.3	1755	1001	10.07	20460	74.74	0	0	0	20460	7521
2022	0	25308	0	0	25308	1405	253	0	6.6	1790	1021	10.27	20839	76.12	0	0	0	20839	6964
2023	0	25845	0	0	25845	1499	258	0	6.8	1826	1042	10.48	21219	77.51	0	0	0	21219	6447
2024	0	26395	0	0	26395	1597	264	0	7.1	1863	1062	10.69	21609	78.94	0	0	0	21609	5968
2025	0	24831	0	0	24831	1562	248	0	7.3	1900	998	11.49	20122	79.79	0	0	0	20122	5052
SUB	71575	151253	0	0	151253	8578	1513	0	6.7	12588	6100		122476		0	35787	0	86688	22029
REM	4186	95979	0	0	95979	6277	960	0	7.5	13460	3854		71428		0	0	2093	69335	13141
TOT	75761	247233	0	0	247233	14855	2472	0	7.0	26048	9954		193904		0	35787	2093	156023	35170

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	193904	98639	52950	29772	17425	10561	6599
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	35787	24820	17510	12546	9117	6713	5002
Abandonment Costs ..	2093	733	270	104	42	17	7
Future Net Revenue .	156023	73065	35170	17123	8267	3831	1590

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	50.0	50.0					
% of Future Revenue.			7.0	14.6	78.4	14.5	63.1

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	38.3
Profit Index (undisc.)	4.1
(disc. @ 10.0%) .	2.0
(disc. @ 5.0%) .	2.9
First Payout (years)	10.9
Total Payout (years)	11.0
Cost of Finding ($/BOE)	14.71
NPV @ 10.0% ($/STB)	13.66
NPV @ 5.0% ($/STB)	28.38

Table 41

EVALUATION OF: Manning, Alberta - Prospect Low Estimate

ERGO v7.41   P2 ENERGY SOLUTIONS   PAGE   1
GLOBAL : 09-MAY-2011 5335
EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2020
RUN DATE: 10-MAY-2011 TIME: 10:27
FILE: HmanPL4.DAX

```
WELL/LOCATION        - Phase 4 (Elkton/Debolt)
EVALUATED BY         -
COMPANY EVALUATED    - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR        -
PROJECT              - FORECAST PRICES & COSTS
```

```
TRACT FACTOR          -   100.0000 %
ULT POOL RESERVES     -     5151 MSTB
PRODUCTION TO DATE    -      N/A
DECLINE INDICATOR     -   EXPONENTIAL
TOTAL CAPITAL COSTS   -    73006 -M$-
TOTAL ABANDONMENT     -     4709 -M$- (2033)
```

INTEREST   ROYALTIES/TAXES

AVG WI 50.0000%   AVG CROWN 5.27% + AVG GR 1.00%

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	.0	0	0	0
2017	0	83.29	.0	0	0	0
2018	0	85.03	.0	0	0	0
2019	0	86.78	1.0	0	0	0
2020	8	88.63	500.0	183	91	86
2021	8	90.52	1000.0	365	183	171
2022	8	92.45	1500.0	548	274	256
2023	8	94.41	1500.0	548	274	255
2024	8	96.42	1500.0	548	274	254
2025	8	98.46	1500.0	548	274	254
SUB				2738	1369	1276
REM				2413	1207	1116
TOT				5151	2576	2392

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2017	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2018	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2019	73006	1	0	0	1	0	0	0	.0	0	0	3.51	1	83.27	0	36503	0	-36502	-16236
2020	0	8087	0	0	8087	409	81	0	6.1	1721	327	22.44	5549	60.81	0	0	0	5549	2244
2021	0	16520	0	0	16520	877	165	0	6.3	1755	667	13.28	13055	71.53	0	0	0	13055	4799
2022	0	25308	0	0	25308	1405	253	0	6.6	1790	1021	10.27	20839	76.12	0	0	0	20839	6964
2023	0	25845	0	0	25845	1499	258	0	6.8	1826	1042	10.48	21219	77.51	0	0	0	21219	6447
2024	0	26395	0	0	26395	1597	264	0	7.1	1863	1062	10.69	21609	78.94	0	0	0	21609	5968
2025	0	26953	0	0	26953	1695	270	0	7.3	1900	1084	10.90	22005	80.38	0	0	0	22005	5525
SUB	73006	129110	0	0	129110	7482	1291	0	6.8	10856	5203		104278		0	36503	0	67774	15710
REM	4709	121337	0	0	121337	7935	1213	0	7.5	15398	4872		91918		0	0	2355	89563	16593
TOT	77716	250447	0	0	250447	15418	2504	0	7.2	26254	10076		196195		0	36503	2355	157338	32303

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	196195	95167	48816	26279	14752	8589	5164
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	36503	24111	16236	11127	7750	5478	3925
Abandonment Costs ..	2355	786	276	101	39	16	6
Future Net Revenue .	157338	70270	32303	15050	6963	3096	1233

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	50.0	50.0					
% of Future Revenue.			7.2	14.5	78.3	14.6	62.8

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	37.6
Profit Index (undisc.)	4.0
(disc. @ 10.0%) .	2.0
(disc. @ 5.0%) .	2.8
First Payout (years)	11.9
Total Payout (years)	12.0
Cost of Finding ($/BOE)	15.09
NPV @ 10.0% ($/STB)	12.54
NPV @ 5.0% ($/STB)	27.28

Chapman Petroleum Engineering Ltd.

Table 4m

EVALUATION OF: Manning, Alberta - Prospect High Estimate

ERGO v7.41	P2 ENERGY SOLUTIONS PAGE 1
GLOBAL	: 09-MAY-2011 5335
EFF:01-JAN-2011	DISC:01-JAN-2011 PROD:01-JAN-2017
RUN DATE: 10-MAY-2011	TIME: 10:24
FILE: HmanPH1.DAX	

WELL/LOCATION	- Phase 1 (Elkton/Debolt)
EVALUATED BY	-
COMPANY EVALUATED	- Cougar Oil and Gas Canada Inc.
APPRAISAL FOR	-
PROJECT	- FORECAST PRICES & COSTS

TRACT FACTOR	- 100.0000 %
ULT POOL RESERVES	- 9656 MSTB
PRODUCTION TO DATE	- N/A
DECLINE INDICATOR	- EXPONENTIAL
TOTAL CAPITAL COSTS	- 57046 -M$-
TOTAL ABANDONMENT	- 3532 -M$- (2032)

INTEREST

AVG WI 50.0000%

ROYALTIES/TAXES

AVG CROWN 5.21% + AVG GR 1.00%

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	1.0	0	0	0
2017	6	83.29	1000.0	365	183	173
2018	6	85.03	2000.0	730	365	344
2019	6	86.78	3000.0	1095	548	516
2020	6	88.63	3000.0	1095	548	514
2021	6	90.52	3000.0	1095	548	513
2022	6	92.45	3000.0	1095	548	512
2023	6	94.41	2672.7	976	488	455
2024	6	96.42	2111.4	771	385	358
2025	6	98.46	1668.0	609	304	282
SUB				7830	3915	3666
REM				1826	913	844
TOT				9656	4828	4510

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	57046	1	0	0	1	0	0	0	.0	32	0	2140.24	-31	-2058.70	0	28523	0	-28554	-16905
2017	0	15200	0	0	15200	676	152	0	5.4	1216	617	10.04	12539	68.71	0	0	0	12539	6749
2018	0	31036	0	0	31036	1456	310	0	5.7	1241	1258	6.84	26772	73.35	0	0	0	26772	13099
2019	0	47512	0	0	47512	2290	475	0	5.8	1265	1924	5.83	41557	75.90	0	0	0	41557	18484
2020	0	48525	0	0	48525	2455	485	0	6.1	1291	1963	5.94	42331	77.32	0	0	0	42331	17117
2021	0	49560	0	0	49560	2632	496	0	6.3	1317	2002	6.06	43114	78.75	0	0	0	43114	15849
2022	0	50616	0	0	50616	2809	506	0	6.6	1343	2042	6.18	43916	80.21	0	0	0	43916	14676
2023	0	46049	0	0	46049	2671	460	0	6.8	1370	1856	6.61	39692	81.38	0	0	0	39692	12059
2024	0	37154	0	0	37154	2248	372	0	7.1	1397	1495	7.51	31642	82.12	0	0	0	31642	8739
2025	0	29973	0	0	29973	1885	300	0	7.3	1425	1205	8.64	25158	82.64	0	0	0	25158	6317
SUB	57046	355627	0	0	355627	19122	3556	0	6.4	11896	14362		306690		0	28523	0	278167	96183
REM	3532	91800	0	0	91800	6004	918	0	7.5	9862	3686		71330		0	0	1766	69564	13510
TOT	60578	447427	0	0	447427	25126	4474	0	6.6	21758	18049		378020		0	28523	1766	347731	109693

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	378020	213580	126807	78513	50381	33338	22657
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	28523	21810	16886	13224	10464	8360	6738
Abandonment Costs ..	1766	619	228	87	35	15	6
Future Net Revenue .	347731	191152	109693	65202	39882	24964	15913

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	50.0	50.0					
% of Future Revenue.			6.6	8.9	84.5	6.4	77.7

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	85.6
Profit Index (undisc.)	11.5
(disc. @ 10.0%) .	6.4
(disc. @ 5.0%) .	8.5
First Payout (years)	7.6
Total Payout (years)	7.7
Cost of Finding ($/BOE)	6.27
NPV @ 10.0% ($/STB)	22.72
NPV @ 5.0% ($/STB)	39.59

103 Chapman Petroleum Engineering Ltd.

Table 4n

EVALUATION OF: Manning, Alberta - Prospect High Estimate

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 09-MAY-2011 5335
EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2018
RUN DATE: 10-MAY-2011 TIME: 10:25
FILE: HmanPH2.DAX

WELL/LOCATION - Phase 2 (Elkton/Debolt)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 12875 MSTB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 70171 -M$-
TOTAL ABANDONMENT - 4709 -M$- (2033)

INTEREST

AVG WI 50.0000%

ROYALTIES/TAXES

AVG CROWN 5.27% + AVG GR 1.00%

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	.0	0	0	0
2017	0	83.29	1.0	0	0	0
2018	8	85.03	1300.0	475	237	224
2019	8	86.78	2600.0	949	475	447
2020	8	88.63	4000.0	1460	730	686
2021	8	90.52	4000.0	1460	730	684
2022	8	92.45	4000.0	1460	730	682
2023	8	94.41	4000.0	1460	730	680
2024	8	96.42	3566.2	1302	651	605
2025	8	98.46	2821.7	1030	515	477
SUB				9595	4798	4485
REM				3280	1640	1516
TOT				12875	6438	6002

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2017	70171	1	0	0	1	0	0	0	.0	44	0	2909.60	-42	-2826.31	0	35086	0	-35128	-18906
2018	0	20173	0	0	20173	946	202	0	5.7	1654	818	10.42	16554	69.77	0	0	0	16554	8099
2019	0	41177	0	0	41177	1985	412	0	5.8	1687	1668	7.07	35426	74.66	0	0	0	35426	15757
2020	0	64700	0	0	64700	3274	647	0	6.1	1721	2617	5.94	56441	77.32	0	0	0	56441	22823
2021	0	66080	0	0	66080	3509	661	0	6.3	1755	2670	6.06	57485	78.75	0	0	0	57485	21132
2022	0	67488	0	0	67488	3746	675	0	6.6	1790	2723	6.18	58555	80.21	0	0	0	58555	19568
2023	0	68919	0	0	68919	3997	689	0	6.8	1826	2777	6.31	59629	81.68	0	0	0	59629	18115
2024	0	62753	0	0	62753	3797	628	0	7.1	1863	2526	6.74	53940	82.88	0	0	0	53940	14897
2025	0	50703	0	0	50703	3189	507	0	7.3	1900	2038	7.65	43068	83.63	0	0	0	43068	10813
SUB	70171	441995	0	0	441995	24442	4420	0	6.5	14241	17837		381055		0	35086	0	345969	112299
REM	4709	164897	0	0	164897	10784	1649	0	7.5	15181	6621		130661		0	0	2355	128306	24395
TOT	74881	606891	0	0	606891	35226	6069	0	6.8	29422	24458		511716		0	35086	2355	474275	136694

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	511716	275177	155853	92241	56686	35986	23500
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	35086	25550	18883	14145	10726	8226	6375
Abandonment Costs ..	2355	786	276	101	39	16	6
Future Net Revenue .	474275	248841	136694	77995	45921	27744	17118

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	50.0	50.0					
% of Future Revenue.			6.8	8.9	84.3	5.8	78.1

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	92.0
Profit Index (undisc.)	12.7
(disc. @ 10.0%) .	7.1
(disc. @ 5.0%) .	9.4
First Payout (years)	8.5
Total Payout (years)	8.6
Cost of Finding ($/BOE)	5.82
NPV @ 10.0% ($/STB)	21.23
NPV @ 5.0% ($/STB)	38.65

104

Chapman Petroleum Engineering Ltd.

Table 4o

EVALUATION OF: Manning, Alberta - Prospect High Estimate

ERGO v7.41 P2 ENERGY SOLUTIONS PAGE 1
GLOBAL : 09-MAY-2011 5335
EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2019
RUN DATE: 10-MAY-2011 TIME: 10:25
FILE: HmanPH3.DAX

WELL/LOCATION - Phase 3 (Elkton/Debolt)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 12875 MSTB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 71575 -M$-
TOTAL ABANDONMENT - 4186 -M$- (2034)

INTEREST

AVG WI 50.0000%

ROYALTIES/TAXES

AVG CROWN 5.32% + AVG GR 1.00%

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	.0	0	0	0
2017	0	83.29	.0	0	0	0
2018	0	85.03	1.0	0	0	0
2019	8	86.78	1300.0	475	237	223
2020	8	88.63	2600.0	949	475	446
2021	8	90.52	4000.0	1460	730	684
2022	8	92.45	4000.0	1460	730	682
2023	8	94.41	4000.0	1460	730	680
2024	8	96.42	4000.0	1460	730	679
2025	8	98.46	3566.2	1302	651	603
SUB				8565	4283	3998
REM				4310	2155	1992
TOT				12875	6438	5990

= P/T = COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	Future Revenue (FR) Oil -M$-	SaleGas -M$-	Products -M$-	Total -M$-	Royalties Crown -M$-	Other -M$-	Mineral -M$-	-%-	Operating Costs Fixed -M$-	Variable -M$-	$/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2017	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2018	71575	1	0	0	1	0	0	0	.0	44	0	2967.80	-43	-2882.77	0	35787	0	-35831	-17531
2019	0	20589	0	0	20589	992	206	0	5.8	1687	834	10.63	16869	71.10	0	0	0	16869	7503
2020	0	42055	0	0	42055	2128	421	0	6.1	1721	1701	7.21	36084	76.05	0	0	0	36084	14591
2021	0	66080	0	0	66080	3509	661	0	6.3	1755	2670	6.06	57485	78.75	0	0	0	57485	21132
2022	0	67488	0	0	67488	3746	675	0	6.6	1790	2723	6.18	58555	80.21	0	0	0	58555	19568
2023	0	68919	0	0	68919	3997	689	0	6.8	1826	2777	6.31	59629	81.68	0	0	0	59629	18115
2024	0	70387	0	0	70387	4258	704	0	7.0	1863	2833	6.43	60729	83.19	0	0	0	60729	16772
2025	0	64081	0	0	64081	4031	641	0	7.3	1900	2576	6.88	54933	84.40	0	0	0	54933	13792
SUB	71575	399599	0	0	399599	22661	3996	0	6.7	12588	16114		344240		0	35787	0	308453	93943
REM	4186	216676	0	0	216676	14171	2167	0	7.5	17119	8701		174519		0	0	2093	172425	32216
TOT	75761	616275	0	0	616275	36832	6163	0	7.0	29707	24815		518759		0	35787	2093	480878	126159

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	518759	265944	143891	81510	48028	29282	18392
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	35787	24820	17510	12546	9117	6713	5002
Abandonment Costs ..	2093	665	223	78	29	11	4
Future Net Revenue .	480878	240459	126159	68886	38882	22558	13385

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	50.0	50.0					
% of Future Revenue.			7.0	8.8	84.2	5.8	78.0

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	92.9
Profit Index (undisc.)	12.7
(disc. @ 10.0%) .	7.1
(disc. @ 5.0%) .	9.4
First Payout (years)	9.5
Total Payout (years)	9.6
Cost of Finding ($/BOE)	5.88
NPV @ 10.0% ($/STB)	19.60
NPV @ 5.0% ($/STB)	37.35

Table 4p

EVALUATION OF: Manning, Alberta - Prospect High Estimate

ERGO v7.41 PZ ENERGY SOLUTIONS PAGE 1
GLOBAL : 09-MAY-2011 5335
EFF:01-JAN-2011 DISC:01-JAN-2011 PROD:01-JAN-2020
RUN DATE: 10-MAY-2011 TIME: 10:25
FILE: HmanPH4.DAX

WELL/LOCATION - Phase 4 (Elkton/Debolt)
EVALUATED BY -
COMPANY EVALUATED - Cougar Oil and Gas Canada Inc.
APPRAISAL FOR -
PROJECT - FORECAST PRICES & COSTS

TRACT FACTOR - 100.0000 %
ULT POOL RESERVES - 12875 MSTB
PRODUCTION TO DATE - N/A
DECLINE INDICATOR - EXPONENTIAL
TOTAL CAPITAL COSTS - 73006 -M$-
TOTAL ABANDONMENT - 4709 -M$- (2035)

INTEREST

AVG WI 50.0000%

ROYALTIES/TAXES

AVG CROWN 5.37% + AVG GR 1.00%

Oil MSTB

Year	# of Wells	Price $/STB	Pool STB/D	Pool Vol	Company Share Gross	Company Share Net
2011	0	69.47	.0	0	0	0
2012	0	72.80	.0	0	0	0
2013	0	74.55	.0	0	0	0
2014	0	76.30	.0	0	0	0
2015	0	78.92	.0	0	0	0
2016	0	81.54	.0	0	0	0
2017	0	83.29	.0	0	0	0
2018	0	85.03	.0	0	0	0
2019	0	86.78	1.0	0	0	0
2020	8	88.63	1300.0	475	237	223
2021	8	90.52	2600.0	949	475	445
2022	8	92.45	4000.0	1460	730	682
2023	8	94.41	4000.0	1460	730	680
2024	8	96.42	4000.0	1460	730	679
2025	8	98.46	4000.0	1460	730	677
SUB				7264	3632	3385
REM				5611	2806	2594
TOT				12875	6438	5979

- P/T - COMPANY SHARE FUTURE NET REVENUE

Year	Capital &Aband Costs -M$-	FR Oil -M$-	FR SaleGas -M$-	FR Products -M$-	FR Total -M$-	Royalties Crown -M$-	Royalties Other -M$-	Royalties Mineral -M$-	Royalties -%-	Operating Costs Fixed -M$-	Operating Costs Variable -M$-	Operating Costs $/STB	FR After Roy&Oper -M$-	Net back $/STB	Proc& Other Income -M$-	Cap'l Costs -M$-	Aband Costs -M$-	Future Net Rev Undisc -M$-	Future Net Rev 10.0% -M$-
2011	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2012	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2013	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2015	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2016	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2017	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2018	0	0	0	0	0	0	0	0	.0	0	0	.00	0	.00	0	0	0	0	0
2019	73006	1	0	0	1	0	0	0	.0	45	0	3027.15	-44	-2940.37	0	36503	0	-36547	-16256
2020	0	21027	0	0	21027	1064	210	0	6.1	1721	851	10.84	17182	72.42	0	0	0	17182	6948
2021	0	42952	0	0	42952	2281	430	0	6.3	1755	1735	7.36	36751	77.45	0	0	0	36751	13510
2022	0	67488	0	0	67488	3746	675	0	6.6	1790	2723	6.18	58555	80.21	0	0	0	58555	19568
2023	0	68919	0	0	68919	3997	689	0	6.8	1826	2777	6.31	59629	81.68	0	0	0	59629	18115
2024	0	70387	0	0	70387	4258	704	0	7.0	1863	2833	6.43	60729	83.19	0	0	0	60729	16772
2025	0	71876	0	0	71876	4521	719	0	7.3	1900	2890	6.56	61846	84.72	0	0	0	61846	15528
SUB	73006	342651	0	0	342651	19867	3426	0	6.8	10901	13809		294647		0	36503	0	258144	74185
REM	4709	282117	0	0	282117	18450	2821	0	7.5	19057	11328		230459		0	0	2355	228105	42030
TOT	77716	624767	0	0	624767	38317	6248	0	7.1	29959	25137		525106		0	36503	2355	486248	116215

NET PRESENT VALUE (-M$-)

Discount Rate	.0%	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
FR After Roy & Oper.	525106	256663	132680	71946	40651	23805	14383
Proc & Other Income.	0	0	0	0	0	0	0
Capital Costs	36503	24111	16236	11127	7750	5478	3925
Abandonment Costs ..	2355	713	228	77	27	10	4
Future Net Revenue .	486249	231839	116215	60742	32875	18317	10454

COMPANY SHARE

	1st Year	Average	Royalties	Oper Costs	FR After Roy&Oper	Capital Costs	Future NetRev
% Interest	50.0	50.0					
% of Future Revenue.			7.1	8.8	84.0	5.8	77.8

PROFITABILITY

COMPANY SHARE BASIS	Before Tax
Rate of Return (%)	93.9
Profit Index (undisc.)	12.5
(disc. @ 10.0%) .	7.1
(disc. @ 5.0%) .	9.3
First Payout (years)	10.5
Total Payout (years)	10.6
Cost of Finding ($/BOE)	6.04
NPV @ 10.0% ($/STB)	18.05
NPV @ 5.0% ($/STB)	36.01

Chapman Petroleum Engineering Ltd.



Figure 8

Cougar Oil and Gas Canada Inc.
Manning, Alberta
Prospect Analysis (Arithmetic Average)
Forecast Case

Chapman Petroleum Engineering Ltd.

Figure 8
(cont'd)

Cougar Oil and Gas Canada Inc.
Manning, Alberta
Prospect Analysis (Arithmetic Average)
Forecast Case

ECONOMIC PARAMETERS

Risk Components, POS	%
Source	100
Reservoir	60
Trap/Seal	90
Timing/Migration	100
Scheme Efficacy	60
Geological Success	**32**
Commerciality Factor	70
Commercial Success	**23**

TOTAL VALUES

Discount Rate, %	undisc.	5	10	15	20
Net Capital Exposure, M$	16,097	15,417	14,737	14,057	13,377
Unrisked Value, M$	1,170,878	592,266	312,386	169,855	94,051
Risked Value, M$	256,908	124,350	60,501	28,243	11,331
Minimum Prob. of Success Req'd, %	1.4	2.5	4.5	7.6	12.5

Chapman Petroleum Engineering Ltd.

GLOSSARY OF TERMS
(Abbreviations & Definitions)

General

BIT	-	Before Income Tax
AIT	-	After Income Tax
M$	-	Thousands of Dollars
Effective Date	-	The date for which the Present Value of the future cash flows and reserve categories are established
$US	-	United States Dollars
WTI	-	West Texas Intermediate – the common reference for crude oil used for oil price comparisons
ARTC	-	Alberta Royalty Tax Credit
GRP	-	Gas Reference Price

Interests and Royalties

BPO	-	Before Payout
APO	-	After Payout
APPO	-	After Project Payout
Payout	-	The point at which a participant's original capital investment is recovered from its net revenue
GORR	-	Gross Overriding Royalty – percentage of revenue on gross revenue earned (can be an interest or a burden)
NC	-	New Crown – crown royalty on petroleum and natural gas discovered after April 30, 1974
SS 1/150 (5%-15%) Oil	-	Sliding Scale Royalty – a varying gross overriding royalty based on monthly production. Percentage is calculated as 1-150th of monthly production with a minimum percentage of 5% and a maximum of 15%
FH	-	Freehold Royalty
P&NG	-	Petroleum and Natural Gas
Twp	-	Township
Rge	-	Range
Sec	-	Section

Chapman Petroleum Engineering Ltd.

Technical Data

psia — Pounds per square inch absolute

MSTB — Thousands of Stock Tank Barrels of oil (oil volume at 60 F and 14.65 psia)

MMscf — Millions of standard cubic feet of gas (gas volume at 60 F and 14.65 psia)

Bbls — Barrels

Mbbls — Thousands of barrels

MMBTU — Millions of British Thermal Units – heating value of natural gas

STB/d — Stock Tank Barrels of oil per day – oil production rate

Mscf/d — Thousands of standard cubic feet of gas per day – gas production rate

GOR (scf/STB) — Gas-Oil Ratio (standard cubic feet of solution gas per stock tank barrel of oil)

mKB — Metres Kelly Bushing – depth of well in relation to the Kelly Bushing which is located on the floor of the drilling rig. The Kelly Bushing is the usual reference for all depth measurements during drilling operations.

EOR — Enhanced Oil Recovery

GJ — Gigajoules

Marketable or Sales Natural Gas — Natural gas that meets specifications for its sale, whether it occurs naturally or results from the processing of raw natural gas. Field and plant fuel and losses to the point of the sale must be excluded from the marketable quantity. The heating value of marketable natural gas may vary considerably, depending on its composition; therefore, quantities are usually expressed not only in volumes but also in terms of energy content. Reserves are always reported as marketable quantities.

NGLs — Natural Gas Liquids – Those hydrocarbon components that can be recovered from natural gas as liquids, including but not limited to ethane, propane, butanes, pentanes plus, condensate, and small quantities of non-hydrocarbons.

Raw Gas — Natural gas as it is produced from the reservoir prior to processing. It is gaseous at the conditions under which its Volume is measured or estimated and may include varying amounts of heavier hydrocarbons (that may liquefy at atmospheric conditions) and water vapour; may also contain sulphur and other non-hydrocarbon compounds. Raw natural gas is generally not suitable for end use.

Chapman Petroleum Engineering Ltd.